**THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**



The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

**If you are in any doubt** as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold or transferred** [illegible] your shares in First Pacific Company Limited, you should at once hand this circular [illegible] or transferee or to the bank, stockbroker or other agent through whom the sale [illegible] r transmission to the purchaser or transferee.



FIRST PACIFIC

# FIRST PACIFIC COMPANY LIMITED

*(Incorporated in Bermuda with limited liability)*

## MAJOR AND CONNECTED TRANSACTION

## SALE AND ASSIGNMENT OF LAROUGE LOAN AND PLEDGED 50.4 PER CENT SHAREHOLDING IN BONIFACIO LAND CORPORATION TO EVERGREEN HOLDINGS, INC. AND AYALA LAND, INC.

**Financial adviser to First Pacific Company Limited**

ING

**Independent financial adviser to the Independent Board Committee**

ROTHSCHILD



A letter from the independent board committee of First Pacific Company Limited containing its recommendation in respect of the Larouge Transaction (as defined herein) is set out on page 25 of this circular. A letter from N M Rothschild & Sons (Hong Kong) Limited containing its advice to the independent board committee of First Pacific Company Limited in respect of the Larouge Transaction is set out on pages 26 to 34 of this circular.

A notice convening a special general meeting of First Pacific Company Limited to be held at The Washington Room, The American Club, 47th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR on Wednesday, 19th March, 2003 at 12:00 noon is set out on pages 56 to 57 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy to the head office of First Pacific Company Limited (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

28th February, 2003

# DEFINITIONS

*In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:–*

| | |
|---|---|
| "Average Reference Rate" | the weighted average of the Reference Rates for a period of 10 successive business days prior to the date of closing of the Larouge Agreement, taking into consideration the respective total volume of transactions applicable to each Reference Rate; |
| "Ayala Land" | Ayala Land, Inc., a corporation established under the laws of the Republic of the Philippines and the shares of which are listed on the Philippine Stock Exchange; |
| "Balance BLC Note" | the negotiable promissory note with a face amount of Pesos 132.0 million (US$2.4 million; HK$19.0 million), bearing interest at 14.0 per cent per annum, issued by BLC in favour of MPC on 23rd November, 2002; |
| "Balance BLC Note Security" | the pledge agreement dated 23rd November, 2002 executed by BLC in favour of MPC covering the pledge over 232,772,422 shares in FBDC, representing 1.1 per cent of the issued share capital of FBDC, as security for payment of the Balance BLC Note; |
| "BCDA" | the Bases Conversion Development Authority, a Philippine government agency responsible for the privatisation and development of selected Philippine military bases; |
| "BLC" | Bonifacio Land Corporation, a corporation established under the laws of the Republic of the Philippines and in which MPC has a controlling shareholding of 72.9 per cent; |
| "BLC Note" | the negotiable promissory note with a face value of Pesos 655.0 million (US$12.1 million; HK$94.5 million), bearing interest at 14.0 per cent per annum, issued by BLC in favour of MPC on 23rd November, 2002; |
| "BLC Note Security" | the pledge agreement dated 23rd November, 2002 executed by BLC in favour of MPC covering the pledge over 1,155,044,970 shares in FBDC, representing 5.6 per cent of the issued share capital of FBDC, as security for payment of the BLC Note; |

| | |
|---|---|
| "Board" | the board of Directors; |
| "Bonifacio Global City" | the envisioned city development which involves the conversion of 440 hectares of a 2,000 hectares military base into a major commercial and residential development; |
| "CB Richard Ellis" | CB Richard Ellis Limited, a property valuer, which is not connected with First Pacific, the directors, chief executive or substantial shareholders of First Pacific or any of its subsidiaries or any of their respective associates (as defined in the Listing Rules); |
| "Company" or "First Pacific" | First Pacific Company Limited, a company incorporated in Bermuda whose shares are listed on the Stock Exchange; |
| "Consideration" | the amount in US$ equivalent to the sum of (i) US$45.0 million (HK$351.0 million) and (ii) the Pesos equivalent of US$45.0 million (HK$351.0 million) (computed by multiplying US$45.0 million by 53) converted into US$ using the Average Reference Rate; |
| "Dacion Assets" | the assets to be assigned to MPC for the purpose of fully settling the MPC Note, consisting of parcels of land comprising 55 per cent of the aggregate area of NCBD Parcels and which are currently mortgaged to a third party, other specified land, and receivables in the aggregate amount of Pesos 330.0 million (US$6.1 million; HK$47.6 million) arising as a consequence of the comprehensive settlement with BCDA as referred to in the Letter from the Company in the section headed "Conditions to execution of definitive implementing agreements"; |
| "Directors" | the directors of First Pacific; |
| "EA Group" | Evergreen Holdings and Ayala Land; |
| "Evergreen Holdings" | Evergreen Holdings, Inc., a corporation established under the laws of the Republic of the Philippines, and which is an affiliate of Greenfield Development; |
| "FBDC" | Fort Bonifacio Development Corporation, a corporation established under the laws of the Republic of the Philippines and in which BLC has an economic interest of 55.0 per cent and BCDA has an economic interest of 45.0 per cent; |

| | |
|---|---|
| "First Pacific Group" | the Company and its subsidiaries; |
| "First Pacific Shares" | ordinary shares of First Pacific with a par value of US$0.01 each; |
| "Greenfield Development" | Greenfield Development Corporation, a corporation established under the laws of the Republic of the Philippines, and which is affiliated to United Laboratories, Inc., a corporation established under the laws of the Republic of the Philippines; |
| "Hong Kong" or "Hong Kong SAR" | the Hong Kong Special Administrative Region of the People's Republic China; |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong; |
| "Independent Board Committee" | an independent committee of the Board, comprising Prof. Edward K.Y. Chen, CBE, JP and Mr. David W.C. Tang, OBE, being the independent non-executive Directors; |
| "Independent Shareholders" | shareholders of First Pacific other than Messrs. Manuel V. Pangilinan, Michael J. A. Healy and Edward A. Tortorici and their respective associates (as defined in the Listing Rules); |
| "ING" | the investment banking division of ING Bank based in Hong Kong which is the financial adviser to First Pacific in connection with the Transactions; |
| "ING Bank" | ING Bank N.V., a banking corporation duly organised and existing under the laws of the Netherlands, and an authorised institution under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong) and an exempt dealer under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong); |
| "ING Facility Agreement" | the HK$1,560.0 million facility agreement dated 21st November, 2001 entered into between First Pacific Consumer Products Limited, First Pacific, ING Barings Asia Limited, the financial institutions referred to therein as Lenders and ING Bank as agent and security trustee; |

| | |
|---|---|
| "ING Security Assignment" | the security assignment dated 21st December, 2001 entered into between Larouge and ING Bank pursuant to which Larouge, as security for the obligations under the ING Facility Agreement, assigned by way of security, its interests under the Larouge Loan and the Larouge Pledge, which is anticipated to be released by ING Bank simultaneous with closing of the Larouge Transaction; |
| "Larouge" | Larouge B.V., a company incorporated under the laws of the Netherlands, and which is a wholly owned subsidiary of the Company; |
| "Larouge Agreement" | the assignment agreement dated 8th February, 2003 entered into between Larouge, Evergreen Holdings, Ayala Land and Greenfield Development in relation to the sale and assignment of the Larouge Loan and the Larouge Pledge; |
| "Larouge Loan" | the short term loan facility in an aggregate principal amount of US$90.0 million (HK$702.0 million) advanced to MPC by Larouge under a facility agreement dated 26th March, 2001, as amended pursuant to a Deed of Amendment and Reconfirmation dated 31st October, 2001 entered into between MPC and Larouge and as further amended, to exclude all payments other than of principal payable to Larouge thereunder, by the Larouge Loan Supplemental Deed; |
| "Larouge Loan Supplemental Deed" | the supplemental deed dated 8th February, 2003 entered into by MPC and Larouge in relation to the amendment of the Larouge Loan to exclude all payments other than of principal payable to Larouge thereunder; |
| "Larouge Pledge" | the pledge granted by MPC over 50.4 per cent of the outstanding common stock of BLC in favour of Larouge pursuant to the pledge agreement dated 6th April, 2001 executed by MPC (and the other pledgors named therein) to secure the obligations of MPC under the Larouge Loan, as amended by the Larouge Pledge Supplemental Agreement; |
| "Larouge Pledge Supplemental Agreement" | the supplemental agreement dated 8th February, 2003 entered into by MPC and Larouge for the purpose of amending the Larouge Pledge so as, inter alia, to exclude all payments other than of principal payable to Larouge under the Larouge Loan from the definition of "Secured Indebtedness" as defined therein; |

| | |
|---|---|
| "Larouge Transaction" | the transactions contemplated under the Larouge Agreement; |
| "Latest Practicable Date" | 27th February, 2003 being the latest practicable date for the collation of relevant information prior to the printing of this circular; |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange; |
| "MPC" | Metro Pacific Corporation, a corporation established under the laws of the Republic of the Philippines and the shares of which are listed on the Philippine Stock Exchange. The First Pacific Group has an aggregate direct and indirect attributable economic interest in MPC of 80.6 per cent; |
| "MPC Agreement" | the agreement dated 23rd November, 2002 entered into between MPC, Greenfield Development and Ayala Land in relation to, amongst other things, a proposed restructuring of certain of MPC's indebtedness, as amended pursuant to an amendment agreement dated 8th February, 2003 entered into between MPC, Evergreen Holdings and Ayala Land; |
| "MPC Note" | the negotiable promissory note with a face amount of Pesos 3,772.6 million (US$69.8 million; HK$544.4 million) contemplated under the MPC Agreement to be issued by BLC in favour of MPC; |
| "MPC Note Security" | the deed of pledge contemplated under the MPC Agreement to be executed by BLC in favour of MPC to cover the pledge over 4,429,080,578 shares in FBDC, representing 21.3 per cent of the issued share capital of FBDC, as security for payment of the MPC Note; |
| "MPC Transaction" | the transactions contemplated under the MPC Agreement; |
| "NCBD Parcels" | certain parcels of land (located in the Northern Central Business District of the Bonifacio Global City) with an aggregate area of 189,629 square meters registered in the name of FBDC; |
| "Pesos" | Philippine pesos, the lawful currency of the Republic of the Philippines; |

| | |
|---|---|
| "Pre-Closing Pledge Agreement" | the pledge agreement dated 23rd November, 2002 executed by MPC in favour of Greenfield Development and Ayala Land creating a pledge over the BLC Note (together with the BLC Note Security) and five per cent of BLC's unencumbered shares, owned by MPC, as security for certain obligations of MPC under the MPC Agreement, as amended by the Amendment to Pledge Agreement dated 8th February, 2003 executed by MPC and the EA Group; |
| "Property" | the property assets that will remain in the ownership of FBDC pursuant to the completion of the Transactions; |
| "Reference Rate(s)" | the guiding rate for the exchange of one US$ for Pesos and is computed as the weighted average of all foreign exchange transactions done through the Philippine Dealing System (PDS) during the preceding business day as displayed on Reuter's PH Peso page as "PDS WT AVE"; |
| "Reference Rate Band" | the range between US$1.00 : Pesos 55.65 and US$1.00: Pesos 50.35; |
| "Rothschild" | N M Rothschild & Sons (Hong Kong) Limited, a registered investment adviser under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong) and the independent financial adviser to the Independent Board Committee in respect of the Larouge Transaction; |
| "SDI Ordinance" | the Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong); |
| "Security Assignment" | the deed of assignment dated 23rd November, 2002 executed by Greenfield Development and Ayala Land in favour of MPC in respect of Greenfield Development's and Ayala Land's right to receive amounts to be paid by FBDC in settlement of its obligations under certain financing arrangements, together with the rights accruing in favour of Greenfield Development and Ayala Land under the real estate mortgage constituted thereunder, to the extent of the principal amount not exceeding Pesos 330.0 million (US$6.1 million; HK$47.6 million); |

| | |
|---|---|
| "Special General Meeting" | the special general meeting of First Pacific to be held at The Washington Room, The American Club, 47th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR, on Wednesday, 19th March, 2003 at 12:00 noon, the notice of which is set out on pages 56 to 57 of this circular; |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited; |
| "Transactions" | the MPC Transaction and the Larouge Transaction; |
| "Unconditional Date" | 31st March, 2003 or as extended by agreement between Larouge and the EA Group; and |
| "US$" | United States dollars, the lawful currency of the United States of America. |

*For the convenience of the reader, this circular, including the Appendices, contains translations of certain amounts into US$ and HK$ at the rates specified herein. Translations of amounts into US$ and HK$ have been made either at the rates prevailing for the period in question as individually specified, or at the rates prevailing on the Latest Practicable Date. Exchange rates for these dates are detailed on page 54. All translations are made on an approximate basis, and all quoted percentages and values are rounded. No representation is made that the amounts referred to herein could have been, or could be, converted at any particular rate, the rates so specified or at all.*

FIRST PACIFIC

# FIRST PACIFIC COMPANY LIMITED

*(Incorporated in Bermuda with limited liability)*

*Executive Directors:*
Manuel V. Pangilinan *(Executive Chairman)*
Ronald A. Brown
Michael J.A. Healy
Anthoni Salim
Edward A. Tortorici

*Non-executive Directors:*
Sutanto Djuhar
Tedy Djuhar
Ibrahim Risjad

*Independent Non-executive Directors:*
Prof. Edward K.Y. Chen, CBE, JP
David W.C. Tang, OBE

*Head Office:*
24th Floor
Two Exchange Square
8 Connaught Place
Central
Hong Kong SAR, PRC

*Registered office:*
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

28th February, 2003

Dear Shareholder,

## MAJOR AND CONNECTED TRANSACTION

## SALE AND ASSIGNMENT OF LAROUGE LOAN AND PLEDGED 50.4 PER CENT SHAREHOLDING IN BONIFACIO LAND CORPORATION TO EVERGREEN HOLDINGS, INC. AND AYALA LAND, INC.

## INTRODUCTION

On 25th November, 2002, First Pacific announced that MPC had, on 23rd November, 2002, entered into the MPC Agreement with Greenfield Development and Ayala Land, which anticipates the sale and assignment by Larouge of the Larouge Loan and the Larouge Pledge for a consideration of US$90.0 million (HK$702.0 million).

On 11th February, 2003, First Pacific announced that, on 8th February, 2003, Larouge had entered into the Larouge Agreement with Evergreen Holdings, Ayala Land and Greenfield Development, which provides for the sale and assignment of the Larouge Loan and the Larouge Pledge to the EA Group.

The Transactions constitute a major transaction for First Pacific under Chapter 14 of the Listing Rules, whilst the Larouge Transaction also constitutes a connected transaction for First Pacific under Chapter 14 of the Listing Rules.

The purpose of this circular is to:–

(1) provide the shareholders of First Pacific with further information in relation to the Transactions; and

(2) set out the recommendations of the Independent Board Committee and the advice from Rothschild to the Independent Board Committee in relation to the Larouge Transaction.

This circular also contains a copy of the notice of the Special General Meeting of the Independent Shareholders to be held on 19th March, 2003 to consider and, if deemed fit, approve the Transactions pursuant to the Listing Rules.

**LAROUGE LOAN**

Pursuant to a resolution of the shareholders of the Company passed on 11th April, 2001, an aggregate principal amount of US$90.0 million (HK$702.0 million) was advanced by Larouge, a wholly owned subsidiary of the Company, to MPC under a facility agreement dated 26th March, 2001. As described in the Company's announcement dated 9th January, 2002, MPC was unable to repay the Larouge Loan when it finally became due and payable on 31st December, 2001.

The Larouge Loan is secured by a 50.4 per cent equity interest in BLC owned by MPC and, as referred to in the Company's 9th January, 2002 announcement, the Company, as a result of Larouge being a secured creditor, has been co-managing with MPC the on-going sale of MPC's 72.9 per cent controlling shareholding in BLC since October 2001.

## THE TRANSACTIONS

### The Larouge Transaction

The parties to the Larouge Agreement dated 8th February, 2003 are:–

(i) Assignor: Larouge

(ii) Assignees: Evergreen Holdings and Ayala Land (in a 50:50 ratio)

(iii) Guarantor: Greenfield Development (as guarantor of the obligations of Evergreen Holdings)

Based on the information provided to First Pacific, each of Evergreen Holdings, Greenfield Development and Ayala Land, and their respective beneficial owners, is not connected with First Pacific, the directors, chief executive or substantial shareholders of First Pacific or any of its subsidiaries or any of their respective associates (as defined in the Listing Rules).

The Larouge Agreement provides that Larouge will, subject to the satisfaction (or waiver by Larouge or the EA Group, as the case may be) of certain conditions, assign the principal amount of the Larouge Loan, being an amount of US$90.0 million (HK$702.0 million) (and, therefore, approximately equal to the Consideration for the assignment referred to below) and its related rights under the Larouge Pledge to the EA Group for the Consideration in cash, at closing of the Larouge Agreement. All amounts other than principal which are payable to Larouge under or in respect of the Larouge Loan are excluded from the assignment to the EA Group (see "Balance of sums owing in respect of the Larouge Loan" below) and Larouge will constitute an unsecured creditor of MPC (in which the First Pacific Group has an aggregate direct and indirect attributable economic interest of 80.6 per cent) in respect of such amounts, ranking pari passu with all other unsecured creditors of MPC.

### Consideration

The Consideration comprises the sum of (i) US$45.0 million (HK$351.0 million) and (ii) the Pesos equivalent of US$45.0 million (HK$351.0 million) (computed by multiplying US$45.0 million by 53) converted into US$ using the Average Reference Rate.

The Larouge Agreement also provides the EA Group with an exclusivity period from the date of the Larouge Agreement until the first to occur of (i) the Unconditional Date, (ii) the date of closing of the Larouge Agreement or (iii) the earlier termination of the Larouge Agreement. During the exclusivity period, Larouge is not permitted to transfer the Larouge Loan and the Larouge Pledge. A breach of the exclusivity provision by Larouge would render MPC liable to a penalty under the MPC Agreement.

**Conditions precedent to the Larouge Transaction**

The Larouge Transaction constitutes a component of the MPC Transaction (further details of which are set out in the section headed "The MPC Transaction" below), and the Larouge Transaction and the MPC Transaction are inter-conditional – either both transactions will close or neither will.

The Larouge Agreement also contains additional conditions precedent, including amongst others:–

1. that ING Bank is not in the process of enforcing its rights under the ING Security Assignment;

2. receipt by Larouge and ING Bank of Dutch, English and Philippine legal opinions as applicable in respect of the Larouge Agreement and other related instruments or agreements;

3. no injunction or restraining order or similar action having been applied for in respect of MPC or any of its assets;

4. receipt by Larouge of evidence that the approval of:–

   (a) the shareholders of First Pacific; and

   (b) the board of directors of each of Evergreen Holdings and Ayala Land,

   in connection with the transactions contemplated by the Larouge Agreement have each been obtained and are in full force and effect;

5. (1) receipt by the EA Group of evidence that all authorisations, approvals and consents in relation to the assignment by Larouge to the EA Group of the Larouge Loan and the Larouge Pledge and the execution, delivery and performance by Larouge of the Larouge Agreement and other related instruments or agreements have been obtained; and (2) no amendment of ING Bank's consent to the Larouge Transaction;

6. certain relevant conditions precedent from the MPC Agreement (as extracted and set out in the Larouge Agreement);

7. receipt by the EA Group of Dutch, English, Philippine and other legal opinions as applicable in respect of the Larouge Agreement and other related instruments or agreements;

8. that (1) Larouge, MPC and the other pledgors under the Larouge Pledge are a "going concern"; (2) neither Larouge, MPC or the other pledgors nor any other third party has taken any action to challenge the transactions contemplated by the Larouge Agreement, the Larouge Loan, the Larouge Pledge and other related instruments and agreements and no steps have been taken for the winding-up, administration, reorganisation, rehabilitation, or suspension of payment of debts, of Larouge, MPC or the other pledgors and no insolvency or similar proceedings have been commenced in respect of Larouge, MPC or the other pledgors;

9. no injunction, restraining order, attachment, execution, enforcement or similar action in respect of Larouge, MPC or the other pledgors under the Larouge Pledge or any of their revenues or assets;

10. no litigation against the pledgors under the Larouge Pledge which would materially and adversely affect their financial condition or ability to perform their obligations under the Larouge Loan or the Larouge Pledge and no writ of attachment, garnishment or similar process in respect of any of the pledgor's revenues or assets;

11. no action for winding-up of any of the pledgors under the Larouge Pledge or appointment of a receiver, trustee, judicial manager or similar officer in respect of the pledgors or any of their property or assets; and

12. the representations and warranties given by Larouge and the EA Group under the Larouge Agreement remaining true and correct.

ING Bank has given its consent under the ING Security Assignment, to the Larouge Transaction and, subject to inter alia the fulfilment or waiver of the conditions precedent to closing of the Larouge Transaction, will release the ING Security Assignment on closing of the Larouge Transaction. If the conditions precedent to closing of the Larouge Agreement are not fulfilled or waived (by the relevant party) by the Unconditional Date, being 31st March, 2003 initially, any party may withdraw from the Larouge Agreement without incurring any obligation or liability (but without prejudice to any obligations that have accrued or become due prior to such withdrawal or any liability for any breach of the Larouge Agreement prior to such withdrawal), or the parties may agree to fix a new Unconditional Date.

**Exit and termination provisions**

In the event that the Average Reference Rate falls outside the Reference Rate Band on the business day immediately preceding the date of closing of the Larouge Agreement, the EA Group and Larouge may agree to an adjustment of the Consideration. If the EA Group and Larouge fail to agree on a re-negotiated Consideration within 30 days from the date of closing, any of them may terminate the Larouge Agreement by written notice to the other parties without liability to the parties' except in respect of any obligations which have accrued or become due prior to such termination or any liability for any breach of the Larouge Agreement prior to such termination.

Further, if MPC, Greenfield Development or Ayala Land withdraw from the MPC Agreement pursuant to the exit clauses therein (see "Exit clauses under the MPC Agreement" below), either of the EA Group may terminate the Larouge Agreement by written notice to the other parties.

**Closing of the Larouge Transaction**

The Larouge Agreement provides for closing of the Larouge Transaction to take place two business days after Larouge and the EA Group have given notification that all the conditions have been fulfilled or waived. In view of the Unconditional Date, closing is currently anticipated to occur by no later than 2nd April, 2003.

**Balance of sums owing in respect of the Larouge Loan**

Larouge and MPC have entered into the Larouge Loan Supplemental Deed and the Larouge Pledge Supplemental Agreement which provide that, amongst other things, the following will take effect upon and subject to the closing of the Larouge Transaction:–

1. all payments other than of principal payable to Larouge under or in respect of the Larouge Loan accrued up to the closing date of the Larouge Transaction will be excluded from the assignment of the Larouge Loan to the EA Group under the Larouge Agreement and will cease to be secured by the Larouge Pledge;

2. of these payments, an amount equal to Pesos 700 million (US$13.0 million; HK$101.0 million), representing Larouge's cost of funds in respect of the Larouge Loan accruing up to 31st March, 2003 will continue to constitute an unsecured debt repayable on demand owed by MPC to Larouge. This amount is subject to adjustments, to reflect Larouge's actual cost of funds to the closing date of the Larouge Transaction, if it is materially different from the amount referred to above. No further interest will accrue on this amount; and

3. subject to the foregoing, the balance of all amounts other than principal payable under or in respect of the Larouge Loan (such balance estimated to be an amount of US$20.1 million (HK$156.8 million)) will be waived with effect from the closing date of the Larouge Transaction.

Pursuant to the resolution of the shareholders of the Company passed on 11th April, 2001, the Directors have been authorised, inter alia, to make and agree such amendments or variations to the Larouge Loan and the Larouge Pledge as the Directors in their discretion consider to be desirable and in the interests of the Company. The Directors are of the view that the above arrangements in respect of payments other than of principal payable to Larouge under or in respect of the Larouge Loan are fair and reasonable for the Company and its Shareholders under the circumstances.

**The MPC Transaction**

The parties to the MPC Agreement dated 23rd November, 2002, as amended by an amendment agreement dated 8th February, 2003, are:–

(i) MPC

(ii) Evergreen Holdings (as assignee of Greenfield Development)

(iii) Ayala Land

Since the announcement of First Pacific dated 25th November, 2002, the MPC Agreement has been amended, pursuant to an amendment agreement dated 8th February, 2003, to reflect the changes to the MPC Transaction arising out of the Larouge Agreement and developments and changes in circumstances since the date of the original MPC Agreement.

The MPC Agreement provides (both in the form originally executed and as amended on 8th February, 2003) for a proposed restructuring of certain of MPC's indebtedness, including the sale and assignment of the Larouge Loan and the Larouge Pledge (as provided for under the Larouge Agreement) and:–

1. the transfer by MPC of 50.4 per cent of the outstanding common stock of BLC, which is subject to the Larouge Pledge, and of the BLC Note and the BLC Note Security to the EA Group, as payment in kind for the Larouge Loan; and

2. the sale and assignment of the Balance BLC Note and the Balance BLC Note Security by MPC in favour of the EA Group for an aggregate consideration of Pesos 66.0 million (US$1.2 million; HK$9.5 million) paid by the EA Group, upon the execution of the MPC Agreement on 23rd November, 2002.

The MPC Transaction also requires MPC to ensure that BLC or FBDC or their respective subsidiaries will not:–

1. enter into any agreement relating to any lot or building within Bonifacio Global City or any of their assets (and that FBDC will not enter into any agreement relating to the completion of the Bonifacio Ridge project without the prior written approval of the EA Group);

2. incur any additional borrowings without the prior written approval of the EA Group; or

3. negotiate or enter into any definitive agreement relating to exclusivity in favour of Philippine Long Distance Telephone Company in respect of providing telecommunications services to the Bonifacio Global City.

As security for certain obligations of MPC under the MPC Agreement, MPC has executed the Pre-Closing Pledge Agreement over the BLC Note (together with the BLC Note Security) and five per cent of MPC's unencumbered shares in BLC. The Pre-Closing Pledge Agreement will be amended at closing of the MPC Transaction to release the pledge lien constituted on the BLC Note and the underlying BLC Note Security and to limit the principal obligation secured thereunder to certain indemnities given by MPC under the MPC Agreement. Save for the foregoing security, such five per cent of MPC's unencumbered shares in BLC will be retained within the First Pacific Group following closing of the Larouge Transaction.

As security for the penalty and reimbursable costs obligations of the EA Group under the MPC Agreement, Greenfield Development and Ayala Land have executed the Security Assignment in favour of MPC.

**Conditions precedent to the MPC Transaction**

*Conditions to execution of definitive implementing agreements*

The MPC Transaction is subject to the execution of definitive implementing agreements, which, in turn, are subject to the satisfaction or waiver (by the relevant party) of an extensive list of conditions precedent, including:–

1. conclusion of the financial and legal due diligence audits conducted by the EA Group;

2. BLC carrying out a debt restructuring program within certain specified parameters, including in relation to BLC's remaining interest-bearing debt and other liabilities due to the Philippine National Bank, the holders of BLC's long-term commercial papers, the EA Group and MPC (including the MPC Note having been fully paid and/or settled, or arrangements having been entered into by BLC, FBDC, MPC

and/or BCDA for the full settlement of the MPC Note through the assignment to MPC of the Dacion Assets under terms and conditions acceptable to the EA Group and the release of the MPC Note Security);

3. FBDC maintaining a level of interest-bearing debt not exceeding Pesos 2,484.4 million (US$46.0 million; HK$358.5 million) (plus any drawdowns under a loan from the EA Group to FBDC in the principal amount of Pesos 800.0 million (US$14.8 million; HK$115.4 million) to fund the Bonifacio Ridge project); the parcels of land owned by FBDC in the Bonifacio Global City having a saleable area of not less than a specified amount; completion of a comprehensive settlement with the BCDA in respect of FBDC's obligations; settlement of FBDC's obligations to MPC; none of the FBDC-owned properties in the Bonifacio Global City being encumbered with any accommodation mortgages (save for certain exceptions); the FBDC-owned properties which remain subject to mortgage security for any debts not exceeding a specified area; and settlement of obligations of FBDC under certain agreements under specified terms and conditions;

4. the obtaining of all necessary authorisations, approvals and consents for the assignment of the Larouge Loan and the Larouge Pledge to the EA Group (except the approval of First Pacific's shareholders);

5. the obtaining of consents, approvals and waivers from MPC, Larouge, First Pacific related parties and BLC's and FBDC's respective subsidiaries and all other third parties in connection with the change in control or ownership of BLC and FBDC as a result of the MPC Transaction, and the termination of agreements entered into with such parties which grant them exclusive rights or impose upon BLC or FBDC financially disadvantageous obligations;

6. there being no legal impediment which will prevent the execution of the definitive implementing agreements or the transfer of the Larouge Loan, the Larouge Pledge and MPC's 50.4 per cent interest in BLC to the EA Group, there being no petition for suspension of payments by MPC or the EA Group, or insolvency of MPC or the EA Group, and no writ of attachment issued on assets of MPC;

7. all representations and warranties of MPC and the EA Group under the MPC Agreement and the definitive implementing agreements being true and accurate as of the date of the definitive implementing agreements, MPC submitting certain updated disclosures (which shall not be materially different from disclosures previously submitted or misleading) and all representations, warranties and disclosures of Larouge and First Pacific related parties which are parties to the Larouge Transaction documents being true and correct and no breach or default having occurred under the Larouge Transaction documents;

8. the board of directors of BLC having approved a resolution declaring that any officer, manager, director or controlling person of, or the owner or his immediate family owning shares of stock in, Evergreen Holdings, Ayala Land and the consortium to be formed by them (or any member thereof) does not qualify as a person who is hostile or antagonistic to BLC and is eligible for election to the board of directors of BLC;

9. MPC and the EA Group being in compliance with all terms and provisions set out in the MPC Agreement, on their part to be respectively observed or performed;

10. the obtaining of written approval from the BCDA for the foreclosure of the BLC Note Security and Balance BLC Note Security;

11. the obtaining of written approvals from relevant parties for the annotation of certain covenants, conditions and restrictions governing the use, occupancy, development and density of certain specified parcels of land registered in the name of FBDC on the transfer certificates of title covering such land and, where applicable, MPC having entered into a contract to sell units in the Pacific Plaza Towers with a specified market value;

12. the submission of certain documents related to the Transactions to an escrow agent;

13. the obtaining of approvals for the transfer of the 50.4 per cent interest in BLC to the EA Group and the waiver of their respective rights of first refusal; and

14. the EA Group having funded BLC and FBDC for the purpose of covering the expenses in connection with BLC's debt restructuring and retrenchment of executive and operating officers of FBDC, BLC and their respective subsidiaries and affiliates.

The failure or refusal by MPC to fulfil or cause the fulfilment of certain conditions precedent to the satisfaction of the EA Group or the failure of MPC or Larouge to execute the definitive implementing agreements to which they are to be parties by 26th March, 2003 shall, with certain exceptions (e.g. where there is a court injunction or where the non-fulfilment is beyond the control of MPC or Larouge), render MPC (but neither Larouge nor First Pacific) liable to the EA Group for a penalty in the amount of Pesos 100.0 million (US$1.9 million; HK$14.4 million) and for certain costs incurred by the EA Group in connection with the MPC Transaction. Such obligation of MPC is secured by the Pre-Closing Pledge Agreement.

The failure or refusal by the EA Group to fulfil certain conditions precedent to the satisfaction of MPC or to execute the definitive implementing agreements by 26th March, 2003 or confirm availability of the Consideration shall, with certain exceptions (e.g. where there is a court injunction or where the EA Group exercises its right to withdraw from the

MPC Agreement (see "Exit clauses under the MPC Agreement" below)), render the EA Group liable to MPC for a penalty in the amount of Pesos 100.0 million (US$1.9 million; HK$14.4 million) and for certain costs incurred by MPC in connection with the MPC Transaction. Such obligation of the EA Group is secured by the Security Assignment.

*Conditions to closing of the MPC Transaction*

The MPC Agreement further provides for closing of the MPC Transaction to be subject to the fulfilment or waiver (by the relevant party) of additional conditions, including:–

1. MPC providing certain representations, warranties and covenants in the definitive implementing agreements regarding the 50.4 per cent interest in BLC to be transferred and BLC's ownership of 55 per cent of the outstanding capital of FBDC and the assets owned by, and the liabilities of, BLC and FBDC and their respective subsidiaries and affiliates, and BLC issuing a notice to its shareholders advising them of their right of first refusal, under BLC's By-laws, to purchase a portion of MPC's 50.4 per cent interest in BLC;

2. Larouge providing certain representations, warranties and covenants in the Larouge Transaction documents regarding the Larouge Loan and the Larouge Pledge and their assignment to the EA Group;

3. there being no legal impediment which will prevent the assignment of the Larouge Loan, the Larouge Pledge and MPC's 50.4 per cent interest in BLC to the EA Group, there being no petition for suspension of payments by MPC or the EA Group, or insolvency of MPC or the EA Group, and no writ of attachment issued on assets of MPC;

4. the definitive implementing agreements having been executed on or before 26th March, 2003 and deposited in escrow;

5. effective upon closing, all eight directors of BLC nominated by MPC and all eight nominee directors of BLC in FBDC resigning, and all executive and operating officers of BLC and FBDC and all executive and operating officers of BLC's or FBDC's respective subsidiaries and affiliates who were nominated by FBDC or BLC resigning, subject to the option of the EA Group to retain any of such officers;

6. MPC, Larouge, ING Bank and First Pacific related parties which are parties to the Larouge Transaction documents being in compliance with all terms and provisions set out in the MPC Agreement, the definitive implementing agreements and the Larouge Transaction documents, on their part to be respectively observed or performed;

7. the representations and warranties of MPC, Larouge, ING Bank, First Pacific related parties and the EA Group under the Transactions documents to which they are parties being true and correct as of the date of closing of the MPC Transaction;

8. MPC having submitted certain updated disclosures (which shall not be materially different from disclosures previously submitted or misleading);

9. the FBDC shares owned by BLC constituting 55 per cent of the outstanding capital stock of FBDC and there being no default under BLC's Philippine National Bank loan and pledge agreements (and there being no foreclosure of such pledge);

10. the Larouge Pledge not having been foreclosed;

11. MPC having caused the transfer of two condominium units in the Pacific Plaza Towers in settlement of an existing obligation;

12. all the conditions precedent under the Larouge Agreement having been fulfilled or waived (by the relevant party);

13. all conditions precedent in the definitive implementing agreements to be fulfilled to the satisfaction of the EA Group having been fulfilled, or waived by the EA Group; and

14. the EA Group being in compliance with all terms and provisions set out in the MPC Agreement, the definitive implementing agreements and the Larouge Transaction documents, on its part to be observed or performed.

**Exit clauses under the MPC Agreement**

The parties to the MPC Agreement have the right to withdraw from the MPC Agreement or the definitive implementing agreements upon the occurrence of any of the following events:–

(i) in the event that the Average Reference Rate falls outside the Reference Rate Band on the business day before the closing date under the Larouge Agreement, MPC, Larouge and the EA Group may discuss an adjustment of the Consideration within a 30-day period from such closing date, failing which any party may withdraw from the MPC Agreement without any obligation to pay the specified penalties or otherwise incurring any other liability; and

(ii) in the case that (a) the definitive implementing agreements are not signed by 26th March, 2003 or closing under the MPC Agreement is not effected by 31st March, 2003 or the Larouge Agreement is terminated, due to the non-fulfilment of the conditions required to be fulfilled to the satisfaction of the EA Group or a breach by MPC, Larouge or other First Pacific related parties under the definitive

implementing agreements or in the Larouge Agreement; or (b) an event of default occurs under the ING Facility Agreement, then the EA Group will have the right to terminate the relevant agreement without any obligation to pay any penalties or incur any other liability save to the extent provided for under the MPC Agreement.

**Closing of the MPC Transaction**

The MPC Agreement provides for closing of the MPC Transaction to take place, at the option of the EA Group, either (a) following the expiry of the 30-day period provided in the Bye-Laws of BLC for the exercise by the stockholders of BLC of their right of first refusal, or (b) to commence closing prior to the expiry of such period and to complete closing after the lapse of such period.

The failure or refusal by MPC to fulfil or cause the fulfilment of certain conditions precedent (which are different from the conditions precedent referred to under the section headed "Conditions to execution of definitive implementing agreements" above) to the satisfaction of the EA Group or the failure or refusal by MPC or Larouge to effect closing in accordance with the provisions of the MPC Agreement shall, with certain exceptions, render MPC (but neither Larouge nor First Pacific) liable to the EA Group for a penalty in the amount of Pesos 327.5 million (US$6.1 million; HK$47.3 million) and for certain costs incurred by the EA Group in connection with the MPC Transaction. Such obligation of MPC is secured by the Pre-Closing Pledge Agreement.

The failure or refusal by the EA Group to fulfil or cause the fulfilment of certain conditions precedent (which are different from the conditions precedent referred to under the section headed "Conditions to execution of definitive implementing agreements" above) to the satisfaction of MPC or the failure by the EA Group to effect closing in accordance with the provisions of the MPC Agreement shall, with certain exceptions, render the EA Group liable to MPC for a penalty in the amount of Pesos 327.5 million (US$6.1 million; HK$47.3 million) and for certain costs incurred by MPC in connection with the MPC Transaction. Such obligation of the EA Group is secured by the Security Assignment.

**Property Valuation of FBDC and Consideration**

The Company has appointed CB Richard Ellis, a property valuer, to undertake an independent valuation of the property assets that will remain in the ownership of FBDC pursuant to the completion of the Transactions (the "**Property**"). Based on the valuation of CB Richard Ellis, the capital value of the Property, as at 26th February, 2003 was estimated to be Pesos 19.0 billion (US$351.5 million; HK$2,741.9 million). A letter and certificate from CB Richard Ellis are included as Appendix II of this circular.

On the basis of the aforesaid property valuation, the value of the Property attributable to MPC's 50.4 per cent interest in BLC is Pesos 5,871.0 million (US$108.6 million, HK$847.2 million). After deducting the net debt of BLC and FBDC that is attributable to such interest, amounting to Pesos 1,886.3 million (US$34.9 million; HK$272.2 million), the attributable proforma net asset value of MPC's 50.4 per cent interest in BLC is Pesos 3,984.7 million (US$73.7 million; HK$575.0 million). The aggregate of the proforma net asset value of MPC's 50.4 per cent interest in BLC and the Pesos 655.0 million (US$12.1 million; HK$94.5 million) face value of the BLC Note, both of which are to be transferred to the EA Group upon closing of the Transactions, is Pesos 4,639.7 million (US$85.8 million; HK$669.5 million) or approximately 96.2 per cent of the Consideration.

## RATIONALE FOR THE TRANSACTIONS AND USE OF PROCEEDS

Since 31st October, 2001, when Larouge agreed to extend until 31st December, 2001 the Larouge Loan repayment date because MPC had advised that MPC would be unable to repay the Larouge Loan on its original due date, the Company, together with MPC, has explored opportunities to sell MPC's 72.9 per cent shareholding in BLC in order to repay the outstanding Larouge Loan and other debt. The Transactions being contemplated would allow the repayment of US$90.0 million (HK$702.0 million), representing the principal portion of the balance due under the Larouge Loan, and would correspondingly reduce MPC's liabilities. In addition, the introduction of the EA Group, including the premier real estate developer in the Philippines, into Fort Bonifacio as controlling investors is expected to enhance the prospects of, should advance the expansion of, and provide an improved outlook for, the Bonifacio Global City development.

In the event that the Transactions proceed, the Consideration received, net of expenses incurred by First Pacific in connection with the Transactions, would be applied towards repaying First Pacific's outstanding debt, which stands at US$187.4 million (HK$1,461.7 million) as at the Latest Practicable Date, thereby enhancing First Pacific's financial position.

## TERMS OF THE TRANSACTIONS

The terms of the Transactions were arrived at after arms-length negotiations between the respective parties thereto. The Board believes the terms of the Transactions to be fair and reasonable and in the interests of all shareholders of First Pacific.

## FINANCIAL EFFECTS OF THE TRANSACTIONS ON THE FIRST PACIFIC GROUP

If the Transactions proceed, no material gain or loss will be recorded by the First Pacific Group. The Transactions would result in MPC's direct interest in BLC declining to 22.5 per cent from 72.9 per cent, and First Pacific's attributable interest declining to 18.1 per cent from 58.8 per cent. Accordingly, both MPC and First Pacific would cease to consolidate BLC and, going forward, the investment would be equity accounted for as an associated company.

During the year ended 31st December, 2001, First Pacific recognised impairment provisions totalling US$648.8 million (HK$5,060.6 million) against its US$747.0 million (HK$5,826.6 million) investment in MPC, thereby reducing the adjusted book value of MPC to the value of the outstanding Larouge Loan which, at 31st December, 2001, was US$98.2 million (HK$766.0 million), being the principal amount of US$90.0 million (HK$702.0 million) and unpaid interest of US$8.2 million (HK$64.0 million) up to 31st December, 2001.

## INFORMATION IN RELATION TO BLC

The First Pacific Group (through its Philippine affiliates) currently has an aggregate attributable direct and indirect economic interest of 80.6 per cent in MPC. MPC holds a controlling shareholding of 72.9 per cent in BLC. Accordingly, the First Pacific Group currently has an attributable direct and indirect economic interest in BLC of 58.8 per cent. BLC, in turn, holds a 55.0 per cent interest in FBDC, which is a joint venture project with the Philippine Government that commenced, in 1995, the re-development of a 157-hectare portion of a new Metro Manila central business district (namely the "Bonifacio Global City"), that previously was a Philippine military base.

First Pacific's average attributable direct and indirect shareholding in BLC was 53.4 per cent in 2000 and 54.8 per cent in 2001. BLC's net profits, before and after tax, for the years 2000 and 2001, and BLC's shareholders' equity as at 31st December, 2000 and 2001, are detailed below.

| | *Pesos* | *US$* | *HK$* |
|---|---|---|---|
| **For the year ended 31st December, 2000** | *millions* | *millions* | *millions* |
| Net profit before tax and extraordinary items | 2.4 | 0.1 | 0.4 |
| Net profit after tax and extraordinary items | 2.4 | 0.1 | 0.4 |
| **As at 31st December, 2000** | | | |
| Shareholders' equity | 26,873.3 | 537.9 | 4,195.6 |

| | *Pesos* | *US$* | *HK$* |
|---|---|---|---|
| **For the year ended 31st December, 2001** | *millions* | *millions* | *millions* |
| Net loss before tax and extraordinary items | (6,608.2) | (129.5) | (1,009.9) |
| Net loss after tax and extraordinary items | (6,608.2) | (129.5) | (1,009.9) |
| **As at 31st December, 2001** | | | |
| Shareholders' equity | 21,144.8 | 409.8 | 3,196.3 |

## HONG KONG REGULATORY ISSUES

Based on the latest audited net tangible assets of the First Pacific Group, the Transactions constitute a major transaction for First Pacific under Chapter 14 of the Listing Rules.

Larouge is a wholly owned subsidiary of First Pacific and the First Pacific Group has an aggregate direct and indirect attributable economic interest of 80.6 per cent in MPC. The Larouge Transaction would constitute a variation of the terms of the Larouge Loan originally approved by the Company's independent shareholders at a special general meeting held on 11th April, 2001 (shareholders are referred to the Company's announcement dated 26th March, 2001 and circular dated 28th March, 2001 in relation to the Larouge Loan). Accordingly, the Larouge Transaction constitutes a connected transaction for First Pacific under Chapter 14 of the Listing Rules and is therefore subject to the approval of the Independent Shareholders.

The Independent Board Committee has been formed to consider the Larouge Transaction and to make a recommendation as to whether the terms of the Larouge Agreement are fair and reasonable so far as the Independent Shareholders are concerned. Rothschild has been retained as the independent financial adviser to advise the Independent Board Committee in this regard.

## SPECIAL GENERAL MEETING

A notice convening the Special General Meeting to be held at The Washington Room, The American Club, 47th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR on Wednesday, 19th March, 2003 at 12:00 noon is set out on pages 56 to 57 of this circular. At the Special General Meeting, an ordinary resolution will be proposed to approve the Transactions.

First Pacific Investments (B.V.I.) Limited and First Pacific Investments Limited, which are shareholders of First Pacific holding, in aggregate, 44.52 per cent of the issued share capital of First Pacific, have undertaken to vote in favour of the ordinary resolution to be proposed at the Special General Meeting to approve the Transactions.

As at the Latest Practicable Date, Messrs. Manuel V. Pangilinan and Edward A. Tortorici were interested in an aggregate of 19,158,888 First Pacific Shares, representing 0.6 per cent of the issued share capital of First Pacific, and in an aggregate of 18,099,412 MPC Shares, representing less than 2 per cent of the issued share capital of MPC. Messrs. Manuel V. Pangilinan and Edward A. Tortorici are directors of both First Pacific and MPC. As at the Latest Practicable Date, Mr. Michael J. A. Healy was interested in 877,991 First Pacific Shares. Mr. Michael J. A. Healy is a director of First Pacific, Larouge, BLC and FBDC.

Messrs. Manuel V. Pangilinan, Michael J. A. Healy and Edward A. Tortorici and their respective associates (as defined in the Listing Rules) will abstain from voting in respect of the ordinary resolution to be proposed at the Special General Meeting to approve the Transactions.

A form of proxy for use at the Special General Meeting is enclosed. Whether or not the Independent Shareholders are able to attend the meeting, they are requested to complete and return the enclosed form of proxy to First Pacific's head office (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR as soon as possible and in any event not later than 48 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy will not preclude the Independent Shareholders from attending and voting at the meeting should they wish to do so.

## RECOMMENDATIONS

The Board believes the terms of the Transactions to be fair and reasonable and in the interests of all shareholders of First Pacific and recommends the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the Special General Meeting for approving the Transactions.

The Independent Board Committee was formed to consider whether or not the terms of the Larouge Transaction are fair and reasonable so far as the Independent Shareholders are concerned. The Independent Board Committee comprises Prof. Edward K.Y. Chen and Mr. David W.C. Tang who are the independent non-executive Directors.

The Independent Board Committee, which has been advised by Rothschild, advises the Independent Shareholders that it considers that the terms of the Larouge Transaction are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the Special General Meeting for approving the Larouge Transaction.

## ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the Appendices.

Yours faithfully,
For and on behalf of the Board of Directors of
**First Pacific Company Limited**
**Ronald A. Brown**
*Executive Director and Company Secretary*

FIRST
PACIFIC

# FIRST PACIFIC COMPANY LIMITED

*(Incorporated in Bermuda with limited liability)*

28th February, 2003

*To the Independent Shareholders*

Dear Sir/Madam,

## SALE AND ASSIGNMENT OF LAROUGE LOAN AND PLEDGED 50.4 PER CENT SHAREHOLDING IN BONIFACIO LAND CORPORATION TO EVERGREEN HOLDINGS, INC. AND AYALA LAND, INC.

We refer to the circular dated 28th February, 2003 (the "Circular") of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context otherwise requires.

We have been appointed to the Independent Board Committee to advise you as to whether or not the terms of the Larouge Transaction are fair and reasonable so far as the Independent Shareholders are concerned.

We wish to draw your attention to the letter from the Company set out on pages 8 to 24 of the Circular and to the letter of advice from Rothschild set out on pages 26 to 34 of the Circular.

Having considered the terms and conditions of the Larouge Transaction, the advice of Rothschild and the other principal factors contained in the letter from the Company, we are of the opinion that the terms of the Larouge Transaction are fair and reasonable so far as the Independent Shareholders are concerned.

We therefore recommend that the Independent Shareholders vote in favour of the ordinary resolution approving the Larouge Transaction as set out in the notice convening the Special General Meeting on pages 56 to 57 of the Circular.

Yours faithfully,
**Prof. Edward K.Y. Chen**
**and**
**David W.C. Tang**
*Independent Board Committee*

ROTHSCHILD

28th February, 2003

*To the Independent Board Committee*

Dear Sirs,

## CONNECTED TRANSACTION

## Sale and assignment of Larouge Loan and pledged 50.4 per cent shareholding in Bonifacio Land Corporation to Evergreen Holdings, Inc. and Ayala Land, Inc.

We refer to the Larouge Transaction, details of which are contained in the circular of the Company dated 28th February, 2003 (the "Circular") of which this letter forms part. Rothschild has been retained as the independent financial adviser to advise the Independent Board Committee as to whether or not the terms of the Larouge Transaction are fair and reasonable so far as the Independent Shareholders are concerned.

The terms used in this letter shall have the same meanings as defined elsewhere in the Circular unless the context otherwise requires. The exchange rates used in this letter shall be the same as those set out in Appendix III to the Circular.

As (a) certain common directors of the Company and MPC (namely Messrs. Manuel V. Pangilinan and Edward A. Tortorici) are also shareholders of the Company and MPC, and Mr. Michael J. A. Healy is a director of the Company, Larouge, BLC and FBDC and is also a shareholder of the Company; and (b) the completion of the Larouge Transaction would alter the terms of the Larouge Loan originally approved by the independent shareholders of the Company in April 2001, the Larouge Transaction constitutes a connected transaction for the Company under Chapter 14 of the Listing Rules. Accordingly, the Larouge Transaction is subject to the approval by the Independent Shareholders at the Special General Meeting.

In formulating our recommendation, we have relied on the information and facts supplied to us by the First Pacific Group and have assumed that any representations made to us are true, accurate and complete in all material respects as at the date hereof and that they may be relied upon. We have also assumed that all information, representations and opinions contained or referred to in the Circular, including the valuation of the Property conducted by CB Richard Ellis, the independent valuer (and information and representations made to CB Richard Ellis are true and accurate in all material respects), are fair and reasonable and have relied on them.

N M Rothschild & Sons (Hong Kong) Limited
16th Floor, Alexandra House
16-20 Chater Road, Central
Hong Kong SAR

Telephone: (852) 2525-5333
Fax: (852) 2868-1728
(852) 2810-6997

We have been advised by the Directors that no material facts have been omitted and we are not aware of any facts or circumstances which would render the information provided and the representations made to us untrue, inaccurate or misleading. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. The Directors have collectively and individually accepted full responsibility for the accuracy of the information contained in the Circular and have confirmed, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no material facts the omission of which would make any statement in the Circular misleading. We consider that we have reviewed sufficient information to reach an informed view in order to provide a reasonable basis for our advice. We have not, however, conducted any independent in-depth investigation into the business and affairs of the Company, MPC, BLC, FBDC or any of their respective subsidiaries.

## PRINCIPAL FACTORS AND REASONS FOR THE LAROUGE AGREEMENT

In arriving at our opinion, we have taken into consideration the following principal factors and reasons:

### 1. Background and rationale

The Larouge Transaction was entered into between Larouge, the EA Group and Greenfield Development so as to enable the implementation of the MPC Agreement by MPC, further details of which are set out under the section headed "The Transactions" in the "Letter from the Company".

The Larouge Loan was originally advanced by the Company, through Larouge, to MPC in April 2001, which is interest bearing at 15 per cent per annum and secured by the 50.4 per cent equity interest in BLC. Initially, it had a maturity on 31st October, 2001, which was subsequently extended to 31st December, 2001 as MPC was unable to repay the loan on its original due date. In this respect, MPC has been exploring opportunities to sell its 72.9 per cent equity interest in BLC in order to obtain sufficient funds to repay the Larouge Loan. In addition, the Company, as a result of Larouge being a secured creditor, has been, since October 2001, co-managing with MPC the proposed disposal of such controlling stake in BLC. Based on our discussions with the Board, we understand that the Company and MPC have been in discussions with various other interested parties, including the Gokongwei group where a memorandum of agreement covering the First Pacific Group's interest in Philippine Long Distance Telephone Company and MPC's interest in BLC was entered into on 4th June, 2002, which was subsequently terminated on 2nd October, 2002, and accordingly no disposal

materialised. The Board is of the view that the Larouge Transaction is the best available option at this time for the Company to recoup its entire principal amount of the Larouge Loan, having considered the significant efforts employed by both MPC and the Company over the past 16 months in trying to assist MPC in raising funds to repay the Larouge Loan (including the aforesaid proposed disposal of the controlling stake in BLC).

With respect to MPC, the Larouge Transaction would enable it to implement the MPC Agreement, which would involve the settlement of the Larouge Loan by way of payment in kind of the 50.4 per cent equity interest in BLC and the assignment of Pesos 655.0 million (or equivalent to approximately US$12.1 million or approximately HK$94.5 million) of the BLC Note, hence reducing the overall level of debts of the MPC group. Further details of the MPC Transaction are set out under the sub-section headed "The MPC Transaction" in the "Letter from the Company". As also noted in the "Letter from the Company", it is expected that the introduction of the EA Group as the new property development partner for the Bonifacio Global City project would enhance the prospects of, should advance the expansion of, and provide an improved outlook for, this property development project given Ayala Land's leading position in the Philippine property sector.

For the Company, the Larouge Transaction would enable it to recover the entire principal amount of the Larouge Loan and the net proceeds thereof will be used to repay its own debts, the majority of which will fall due in December 2003. The balance of sums owing in respect of the Larouge Loan, being the payments other than the principal payable to Larouge in respect of the Larouge Loan, is estimated to be approximately Pesos 700 million (or equivalent to approximately US$13.0 million or approximately HK$101.0 million) up to the end of March 2003, the expected completion time of the Larouge Transaction. This balance will become an unsecured non-interest bearing debt due from MPC to Larouge (please refer to further discussions under the section headed "4. Balance of sums owing in respect of the Larouge Loan" below). As the Company is and will continue to be the 80.6 per cent controlling shareholder of MPC after completion of the Transactions, it is expected that the Company would benefit from the improvement in the financial position of MPC as a result of the successful completion of the Transactions.

Having considered the above factors, in particular that the Larouge Transaction represents the best available option for the Company at this time to recoup the entire principal amount of the Larouge Loan and the expected enhancement of the First Pacific Group's overall financial position as a result of the Transactions, we consider the rationale for the entering into the Larouge Transaction to be fair and reasonable so far as the Independent Shareholders are concerned.

2. **The Larouge Agreement**

*i) Loan to be sold and security to be assigned*

Pursuant to the Larouge Agreement, Larouge has conditionally agreed to sell and assign, and the EA Group has conditionally agreed to purchase, the Larouge Loan (together with the pledged 50.4 per cent equity interest in BLC) for a cash consideration of US$90.0 million (or equivalent to approximately HK$702.0 million), subject to certain exchange rate adjustments (please refer to further discussions under the sub-section headed "2. ii) Consideration" below). Further details of the terms and conditions of the Larouge Transaction are set out under the sub-section headed "The Larouge Transaction" in the "Letter from the Company".

BLC is a real estate investment holding company in the Philippines and its principal asset is a 55.0 per cent equity interest in FBDC, a joint venture with the Philippine Government. FBDC is the developer of the Bonifacio Global City project in Manila, the Philippines. Further details of BLC, including the relevant financial information, are set out under the section headed "Information in relation to BLC" in the "Letter from the Company".

*ii) Consideration*

The total consideration (subject to certain exchange rate adjustments) for the principal amount of the Larouge Loan is US$90.0 million (or equivalent to approximately HK$702.0 million), which is equivalent to the face value of the Larouge Loan. It will be payable by the EA Group at the completion of the Larouge Transaction in US dollars which will be equivalent to the sum of (a) US$45.0 million (or equivalent to approximately HK$351.0 million); and (b) the Pesos equivalent of US$45.0 million (or equivalent to approximately HK$351.0 million), at an exchange rate of US$1.00 to Pesos 53.00, to be converted into US dollars at the Average Reference Rate. Based on the exchange rate of Pesos 54.05 to US$1.00 as at the Latest Practicable Date, the estimated total amount to be received by Larouge under the Larouge Transaction would be approximately US$89.1 million (or equivalent to approximately HK$695.2 million). Based on our discussions with the Board, we understand that the consideration, including the total consideration of US$90.0 million (or equivalent to approximately HK$702.0 million) and the settlement mechanism, was determined after arm's length negotiations between the Company, MPC and the EA Group, which is not

connected with the Company or MPC or any of their subsidiaries or their respective directors, chief executives or substantial shareholders or any associates of any of them.

Given that MPC would transfer the secured 50.4 per cent equity interest in BLC, and in addition, MPC would assign an additional Pesos 655.0 million (or equivalent to approximately US$12.1 million or approximately HK$94.5 million) of BLC Note as payment in kind for settlement of the Larouge Loan with the EA Group under the MPC Agreement, the sale of the Larouge Loan at the total cash consideration of US$90.0 million (or equivalent to approximately HK$702.0 million) and the subsequent settlement of the Larouge Loan under the MPC Agreement would imply a net consideration of approximately US$77.9 million (or equivalent to approximately HK$607.6 million) for the 50.4 per cent equity interest in BLC.

In assessing the reasonableness of the consideration under the Larouge Transaction, we have compared the aforesaid implied net consideration of the 50.4 per cent equity interest in BLC to the proforma net asset value of BLC attributable to such equity interest, which has taken into consideration the independent valuation of the Property conducted by CB Richard Ellis, further details of which are set out in Appendix II to the Circular. As noted under the sub-section headed "Property valuation of FBDC and Consideration" in the "Letter from the Company", the proforma net asset value attributable to the 50.4 per cent equity interest in BLC is approximately Pesos 3,984.7 million (or equivalent to approximately US$73.7 million or approximately HK$575.0 million). As such, the aforesaid implied net consideration of approximately US$77.9 million (or equivalent to approximately HK$607.6 million) for the 50.4 per cent equity interest in BLC represents a premium of approximately 5.7 per cent over the aforesaid proforma net asset value attributable to such equity interest.

Having considered the fact that the consideration was agreed after arm's length negotiations with the EA Group, which is not connected with the First Pacific Group, and the implied net consideration of the 50.4 per cent equity interest in BLC represents a premium over the proforma net asset value attributable to such equity interest, we consider that the consideration under the Larouge Transaction to be fair and reasonable so far as the Independent Shareholders are concerned.

### 3. Conditions of the Larouge Agreement

Completion of the Larouge Agreement is conditional upon the fulfilment of various conditions including the passing of the corresponding resolution to approve the Larouge Transaction by the Independent Shareholders at the Special General Meeting and completion of the MPC Transaction, further details of which are set out under the sub-section headed "Conditions precedent to the Larouge Transaction" in the "Letter from the Company".

### 4. Balance of sums owing in respect of the Larouge Loan

As noted under the sub-section headed "Balance of sums owing in respect of the Larouge Loan" in the "Letter from the Company", the boards of directors of the Company and MPC have agreed to waive a certain portion of the amount other than the principal payable to Larouge under the Larouge Loan, which would effectively reduce the balance to the cost of the funds of the Company when it extended the Larouge Loan to MPC. Under this arrangement, the estimated balance of sums owing in respect of the Larouge Loan up to 31st March, 2003 would be reduced to approximately Pesos 700 million (or equivalent to approximately US$13.0 million or approximately HK$101.0 million), which would become an unsecured non-interest bearing debt owed by MPC to Larouge and would be repayable on demand by Larouge.

From our discussions with the Board, we understand that the Company has conducted a thorough review and assessment of the repayment ability of the MPC group in connection with the balance of sums owing in respect of the Larouge Loan. In addition, the Board has taken into consideration that MPC is and will remain an 80.6 per cent owned subsidiary of the Company, and any improvement in the financial position of MPC after the successful completion of the Transactions would benefit the Company in the longer term. Having considered the above factors and reasons, the arrangement was agreed between the Company and MPC on the basis that the acceptance of such arrangement would be in the best interest of the First Pacific Group as a whole. Furthermore, the boards of directors of MPC and the Company believe that the balance of sums owing in respect of the Larouge Loan could be repaid eventually should the Transactions be successfully completed and a gradual improvement in the financial position of the MPC group be achieved.

### 5. Financial effects to the First Pacific Group

As the implementation of the Transactions would have an effect of disposing the 50.4 per cent equity interest in BLC by MPC, MPC's direct interest in BLC would reduce to approximately 22.5 per cent from approximately 72.9 per cent, and the Company's attributable interest in BLC would reduce to approximately 18.1 per cent from approximately 58.8 per cent. Accordingly, BLC would cease to be a subsidiary of MPC and therefore would no longer be consolidated into the financials of the MPC group and the First Pacific Group. After completion of the Transactions, BLC would be equity accounted for as an associated company of MPC and the Company.

*i) Earnings*

From our discussions with the Board, it is expected that there would not be any immediate material impact on the earnings of the First Pacific Group as a result of the Transactions, save for the estimated one-time loss of approximately US$3.9 million (or equivalent to approximately HK$30.4 million) arising from the waiver of a portion of the amount other than the principal payable to Larouge under the Larouge Transaction as discussed under the section headed "4. Balance of sums owing in respect of the Larouge Loan" above, the estimated interest saving of approximately US$4.5 million (or equivalent to approximately HK$35.1 million) per annum after completion of the Larouge Transaction and the utilisation of the net proceeds received by the Company to repay its own debts, and the reduction of the First Pacific Group's share of net loss of BLC. For illustrative purposes only, the First Pacific Group's share of net loss of BLC, on a proforma basis, would reduce from approximately Pesos 3,885.6 million (or equivalent to approximately US$76.1 million or approximately HK$593.8 million) to approximately Pesos 1,196.1 million (or equivalent to approximately US$23.4 million or approximately HK$182.8 million) for the year ended 31st December, 2001. In addition, the Board is of the view that the First Pacific Group could benefit in the longer term from the improvement of the MPC group's financial position and prospects upon the completion of the Transactions.

*ii) Shareholders' deficit*

Based on our discussions with the Board, we understand that there would be no material change to the shareholders' deficit of the First Pacific Group upon completion of the Transactions.

*iii) Net indebtedness*

The net indebtedness (defined as bank debts less cash and bank deposits) of the First Pacific Group was approximately US$972.3 million (or equivalent to approximately HK$7,583.9 million) as at 30th June, 2002, which would be reduced to approximately US$786.7 million (or equivalent to approximately HK$6,136.3 million), on a proforma basis, upon completion of the Transactions. This deduction would mainly be represented by the use of the net proceeds to be received by the Company under the Larouge Transaction to repay its owns debts and the reduction in the First Pacific Group's overall debt level upon deconsolidation of BLC and FBDC after completion of the Transactions.

Having considered the above estimated financial effects, in particular the expected reduction in the net indebtedness of the First Pacific Group and the enhancement to its earnings, we consider the Larouge Transaction to be fair and reasonable so far as the Independent Shareholders are concerned.

**SUMMARY**

Based on the above principal factors and reasons, we would draw your attention to the following key factors in arriving at our conclusion:

(a) MPC has been unable to settle the Larouge Loan since its original due date on 31st October, 2001 and the Larouge Transaction is the best available option at this time for the Company to recoup its entire principal amount of the Larouge Loan;

(b) the consideration under the Larouge Transaction was determined after arm's length negotiations with the EA Group, which is not connected with the First Pacific Group;

(c) the implied net consideration of the 50.4 per cent equity interest in BLC under the Larouge Transaction represents a premium over the proforma net asset value attributable to such equity interest, which has taken into account the independent valuation of the Property;

(d) the expected reduction of net indebtedness and enhancement to the earnings of the First Pacific Group upon completion of the Transactions; and

(e) the expected benefit to the Company, being a controlling shareholder of MPC, as a result of the improvement in the financial position and prospects of MPC upon the completion of the Transactions.

## RECOMMENDATION

Having considered the above principal factors and reasons and the terms of the Larouge Agreement, we consider the terms of the Larouge Transaction to be fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolution to approve the Larouge Transaction as detailed in the "Notice of Special General Meeting" which is set out on pages 56 to 57 of the Circular.

Yours very truly,
For and on behalf of
**N M Rothschild & Sons (Hong Kong) Limited**

**Kelvin Chau**
*Director*

## INDEBTEDNESS

As at 31st December, 2002, the First Pacific Group had outstanding:–

- secured bank and other loans of US$404.3 million (HK$3,153.5 million) and unsecured bank and other loans of US$888.4 million (HK$6,929.5 million);

- secured loan capital of US$1.8 million (HK$14.0 million) and unsecured loan capital of US$18.4 million (HK$143.5 million); and

- guarantees of US$92.6 million (HK$722.3 million) in respect of credit facilities of an associated company.

The total indebtedness above does not include outstanding indebtedness of the Group's associated companies. Foreign currency amounts have been translated at the approximate exchange rates prevailing at the close of business on 31st December, 2002.

Save as aforesaid and apart from intra group liabilities, no company in the First Pacific Group had outstanding at the close of business on 31st December, 2002, any mortgages, charges, debentures or other loan capital or bank overdrafts, loans or other similar indebtedness or hire purchase commitments, guarantees or other material contingent liabilities or capital commitments except for those incurred in the ordinary course of its business.

## FINANCIAL AND TRADING PROSPECTS

The Company actively manages its indebtedness which currently stands at approximately US$187.4 million (HK$1,461.7 million). As part of this strategy and, as discussed in the Letter from the Company, the Company has since 31st October, 2001, together with MPC, been exploring opportunities to sell MPC's 72.9 per cent controlling interest in BLC in order to enable MPC to repay the outstanding Larouge Loan. The Consideration received by the Company from the Larouge Transaction will reduce the overall indebtedness of the First Pacific Group. As such the Larouge Transaction supports the Company's and First Pacific Group's ongoing debt reduction programme, contributing to improved financial and trading prospects.

## MATERIAL CHANGES

The Directors are not aware of any material adverse change in the financial or trading position of the First Pacific Group since 31st December, 2001 (being the date to which the latest audited financial statements of the First Pacific Group were drawn up).

世邦魏理仕
CB Richard Ellis

CB Richard Ellis Limited
Suite 3401 Central Plaza
18 Harbour Road
Wanchai, Hong Kong
T (852) 2820 2800
F (852) 2810 0830
香港灣仔港灣道十八號
中環廣場三四零一室
電話 (852) 2820 2800
傳真 (852) 2810 0830
www.cbre.com
www.cbre.com.hk

地產代理（公司）牌照號碼
Estate Agent's Licence (Co.) No. C-004065

26th February, 2003

The Board of Directors
First Pacific Company Ltd.
24/F, Two Exchange Square
8 Connaught Place
Central, Hong Kong

Dear Sirs,

**Re: Land and improvements at Fort Bonifacio Global City, Taguig, Metro Manila, Philippines (the "property")**

We refer to your recent instruction for us to carry out a valuation of the property interest of the captioned property held by Fort Bonifacio Development Corporation ("FBDC") and covered by the corporate deal with Evergreen Holdings, Inc. and Ayala Land, Inc. ("EA Group") in the Philippines. We confirm that we have carried out an inspection, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the capital value of the property interest as at 26th February, 2003 (the "date of valuation").

We have valued the property interest on the basis of Open Market Value which we would define as intended to mean "the best price at which the sale of an interest in the property would have been completed unconditionally for cash consideration on the date of valuation, assuming:

(a) a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of the price and terms and for the completion of the sale;

(c) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

As agreed, the scope of our work included the valuation of various lots (Land and improvements) at Fort Bonifacio Global City, Taguig, Metro Manila, Philippines (the "property"). We have valued the various lots as a single property interest subject to existing tenancies.

Our valuation has been made on the assumption that the owner sells the property on the open market without the benefit of a deferred terms contract, leaseback, joint venture, management agreement or any similar arrangement which would serve to increase the value of the property.

We have valued the property by making reference to comparable sales evidence as available in the market. We have relied to a considerable extent on information given by FBDC and have accepted advice given to us on matters such as interests attributable to FBDC, tenures, planning approvals, statutory notices, site and floor areas and development costs. Dimensions, measurements and areas included in the valuation certificate are based on information contained in the documents provided to us and are therefore only approximations.

Whilst we have taken every reasonable care both during inspecting the information provided to us and in making relevant enquiries, we have not scrutinised the original documents, if any, which may not appear on the copies handed to us. We have no reason to doubt the truth and accuracy of the information provided to us by FBDC, which is material to valuation. We were also advised by FBDC that no material facts have been omitted from the information provided to us.

We have been provided with copies of extracts of title documents relating to the property interest and a legal opinion ("the Philippine Legal Opinion") provided by qualified lawyers in the Philippines – Picazo Buyco Tan Fider & Santos.

We have inspected the property to such extent as for the purpose of this valuation. In the course of our inspection, we did not notice any serious defects. For the buildings concerned, however, we have not carried out any structural survey nor were any tests made on the building services. Therefore, we were not able to report whether the property is free of rot, infestation or any other structural defects.

We have not carried out on-site measurement to verify the correctness of the site area of the property nor on-site investigations to determine the suitability of the soil conditions and the services etc. for development. Our valuation has been prepared on the assumption that these aspects are satisfactory and does not make any allowance for contamination or pollution of the land, if any, which may have occurred as a result of past usage.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on the property interests nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the properties are free from encumbrances, restrictions and outgoing of an onerous nature which could affect their values.

Neither the whole nor any part of this letter and valuation certificate nor any reference to them may be included in any published document, circular or statement nor published in any way without our prior written approval to the form and context in which they may appear.

Unless otherwise stated, all monetary amounts are stated in Philippines Pesos (PHP). Where necessary, we have converted Hong Kong Dollars (HK$) into Philippines Pesos (PHP) at the exchange rate of US$1 = Pesos 54.05 = HK$7.8, being the rate prevailing at the date of valuation.

We enclose herewith our certificate and valuation.

Yours faithfully,
For and on behalf of

| | |
|---|---|
| **CB Richard Ellis Philippines, Inc.** | **CB Richard Ellis Ltd** |
| **Gregory B. Billedo** | **Kam-hung Yu** *BSc (Hons), FRICS, FHKIS, RPS (GP)* |
| *Senior Appraiser* | *Executive Director* |
| *License No: NCR 00356 – 02REA* | **Valuation & Advisory Services, Greater China** |

## VALUATION CERTIFICATE

| Property | Description and tenure | Details of occupancy | Capital Value as at 26th February, 2003 |
|---|---|---|---|
| Land and improvements at Fort Bonifacio Global City, Taguig, Metro Manila, Philippines<br><br>*(Notes 1.)* | The property comprises 117 saleable lots including 31 lots located within Big Delta, 40 lots inside Expanded Big Delta, 44 lots within Outside Big Delta and 2 lots within I-Village. The land uses of the lots are restricted for Residential or Mixed Uses.<br><br>A 4-storey office and one 1-storey and two 2-storey retail centers have been erected on three of the lots. The total floor area of the completed structures is 25,128.57 square meters approximately.<br><br>Construction work of a residential development is undergoing at another lot. The proposed gross floor area is about 36,728.36 square meters providing 288 residential and 7 commercial units and 383 carparking spaces. 131 residential units and 159 carparking spaces have been pre-sold.<br><br>The total site area of the property is 537,076.18 square meters approximately, with the following breakdown: | Portion of the property with a total area of 96,826.70 square meters approximately is subject to various land leases at nominal rents. Most of these lease terms are over 10 years.<br><br>Some units in the completed buildings are subject to various tenancies at a total monthly rent of about PHP5,419,004 with the latest expiry date on 31st August, 2016.<br><br>The remaining lots are vacant. | **Pesos19,000,000,000**<br>(US$351.5 million; HK$2,741.9 million) |

| | square meters |
|---|---|
| Lots with infrastructures | 214,862.18 |
| Raw lands | 269,770.00 |
| Total vacant lands | 484,632.18 |
| 4 lots with buildings | 52,444.00 |
| Grand Total | 537,076.18 |

The land use term of the property is freehold.

*Notes:*

1. According to the Philippine Legal Opinion provided by Picazo Buyco Tan Fider & Santos, the brief particulars of the title of the property is listed in Schedule A.

2. A 4-storey office and one 1-storey and two 2-storey retail centers have been erected on three of the lots. All these structures are located on the lots where much intensive development is permitted. In the course of valuation, we have considered that the land values prevail.

3. As advised by the registered owner of the property, the outstanding balance for the pre-sold residential units and carparking spaces of the residential development known as Bonifacio Ridge Phase One is approximately Pesos 582.9 million (US$10.8 million; HK$84.1 million) and the estimated additional construction cost to complete the residential development is about PHP1,088.0 million (US$20.1 million; HK$157.0 million).

4. The significant points of the Philippines Legal Opinion provided by Picazo Buyco Tan Fider & Santos are summarized as follows:

   - Except for three (3) lots (items 21, 22 and 80 as set out in Schedule A), all of the lots covered by the 117 Transfer Certificates of Title ("TCTs") as set out in Schedule A are owned with freehold title by Fort Bonifacio Development Corporation ("FBDC"). The three (3) lots not owned by FBDC are registered in the name of, and are owned with freehold title by, Capital Consortium, Inc. ("CCI") which is understood to be a joint venture corporation 89.62%-owned by FBDC. Except as indicated in Schedule A, the property interests as set out in Schedule A ("Properties") are free of any recorded liens, encumbrances or transfer restrictions.

   - All the lots set out in Schedule A are registered land and the title of each of the said lots is freehold title.

   - Subject to the discharge of the mortgages and the security documents ancillary thereto as set out in Schedule A or the consent of the relevant mortgagee, FBDC and CCI are entitled to sell, transfer and mortgage their respective lots as set out in Schedule A notwithstanding the existence of the remaining encumbrances disclosed in the eighth column of Schedule A and their title to their respective lots as set out in Schedule A is good and marketable.

   - The equity share of BLC and BCDA in FBDC are 55% and 45%, respectively, and the equity share of FBDC and the Social Security System in CCI are 89.62% and 10.38% respectively.

## Schedule A

| | REGISTERED OWNER | TCT NO. | LOT NO. | BLK NO. | SUBDIVISION PLAN NO. | LAND AREA (SQ.M.) | ENCUMBRANCES / ANNOTATIONS |
|---|---|---|---|---|---|---|---|
| 1 | FBDC | 29473 | 5 | 1 | Pcs-00-007928 | 5,747.00 | Entry No. 1223/T-No. 27125 RESTRICTIONS:<br>1) This property is subject to the Declaration of Covenants, Conditions and Restrictions ("Declaration") made by the Fort Bonifacio Development Corporation dated 14th October, 1996, and any amendments thereto.<br>2) This property is subject to the Design Standards and Guidelines ("DSG") dated 14th October, 1996 made by the Fort Bonifacio Development Corporation and any changes and amendments thereto (Doc. No. 186, page no. 39, Book no. III, s. of 1996 of Not. Pub. For Makati City, Axel B. Aguirre, dtd. 29th October, 1996).<br>Date of inscription – 29th October, 1996 at 3:20 p.m.<br><br>Entry No. 10007/T-No. 27255<br>Notice of Lis Pendens by virtue of a Notice of Lis Pendens presented and filed by Atty. Rogelio Marasigan, counsel for petitioner, Makati City, Notice is hereby given that an action has been commenced and is now pending in the Court of Appeals docketed under Court of Appeals GR SP No. 54692 in reference to Civil Case No. 96-554 (RTC, Br. 141, Makati City) and Civil Case No. 63096 (RTC, Br. 153, Pasig City entitled "Makati City, petitioner, versus Municipality of Taguig, respondent, and Municipality of Taguig, plaintiff, versus Municipality of Makati, defendant, respectively, involving the property herein described.<br>Date of Instrument – 18th January, 2001<br>Date of Inscription – 19th January, 2001 at 1:30 p.m. |
| 2 | FBDC | 29474 | 6 | 1 | Pcs-00-007928 | 3,371.00 | Entry No. 1223/T-No. 27125 |
| 3 | FBDC | 31800 | 9B | 1 | Psd-00-046483 | 182.00 | Entry No. 1223/T-No. 27125 |
| 4 | FBDC | 31802 | RL11-B | | Psd-00-046482 | 73.00 | Entry No. 1223/T-No. 27125 |
| 5 | FBDC | 32534 | 9D | 1 | Psd-00-046485 | 274.00 | Entry No. 1223/T-No. 27125 |
| 6 | FBDC | 35849 | 3 | | Psd-00-055155 | 1,946.00 | Entry No. 2681/T-No. 31262 |
| 7 | FBDC | 36763 | 9 | | Pcs-00-009465 | 2,640.00 | Entry No. 2681/T-No. 31262 – DECLARATION OF COVENANTS, CONDITIONS & RESTRICTIONS:<br>1) This property is subject to the Declaration of Covenants, Conditions and Restrictions ("Declaration") made by the Fort Bonifacio Development Corporation and any changes or amendments thereto.<br>2) This property is subject to the Design Standards and Guidelines ("DSG") dated 12th September, 2001, made by the Fort Bonifacio Development Corporation and any changes or amendment thereto.<br>Date of instrument – 19th July, 2002<br>Date of inscription – 26th July, 2002 at 2:24 p.m. |

| | REGISTERED OWNER | TCT NO. | LOT NO. | BLK NO. | SUBDIVISION PLAN NO. | LAND AREA (SQ.M.) | ENCUMBRANCES / ANNOTATIONS |
|---|---|---|---|---|---|---|---|
| 8 | FBDC | 37540 | 2 | | Pcs-00-009581 | 9,786.00 | Entry No. 5872/T-No. 31279 - MASTER DEED: The condominium project shall be known as the BONIFACIO RIDGE. The project shall have two (2) towers which shall be known as Tower A and Tower B and shall have a total of 288 condominium units and 8 support facility units xxx, Date of inscription - 22nd December, 1999 at 2:01 p.m.<br><br>Entry No. 5872/T-No. 31279 - DECLARATION OF RESTRICTIONS: The component units and areas of the entire Project shall be held, conveyed, encumbered, used, occupied and improved subject to the conditions, limitations, restrictions and covenants which are set forth in related documents mentioned herein: xxx. Date of inscription - 22nd December, 1999 at 2:01 p.m.<br><br>Entry No. 4674/T-No. 37539 - FIRST AMENDMENT TO THE MASTER DEED: The specified 307parking slots for the Bonifacio Ridge Condominium Project of the FBDC as inscribed under Entry No. 5872 shall now be increased to 383 parking slots. Date of inscription - 15th October, 2001 at 3:50 p.m.<br><br>Entry No. 2681/T-No. 31262 |
| 9 | FBDC | 37539 | 1 | | Pcs-00-009581 | 7,643.00 | Entry No. 5872/T-No. 31279 - MASTER DEED: The condominium project shall be known as the BONIFACIO RIDGE. The project shall have two (2) towers which shall be known as Tower A and Tower B and shall have a total of 288 condominium units and 8 support facility units xxx. Date of inscription - 22nd December, 1999 at 2:01 p.m.<br><br>Entry No. 5872/T-No. 31279 - DECLARATION OF RESTRICTIONS: The component units and areas of the entire Project shall be held, conveyed, encumbered, used, occupied and improved subject to the conditions, limitations, restrictions and covenants which are set forth in related documents mentioned herein: xxx. Date of inscription - 22nd December, 1999 at 2:01 p.m.<br><br>Entry No. 4674/T-No. 37539 - FIRST AMENDMENT TO THE MASTER DEED: The specified 307parking slots for the Bonifacio Ridge Condominium Project of the FBDC as inscribed under Entry No. 5872 shall now be increased to 383 parking slots. Date of inscription - 15th October, 2001 at 3:50 p.m.<br><br>Entry No. 2681/T-No. 31262 |

| | REGISTERED OWNER | TCT NO. | LOT NO. | BLK NO. | SUBDIVISION PLAN NO. | LAND AREA (SQ.M.) | ENCUMBRANCES / ANNOTATIONS |
|---|---|---|---|---|---|---|---|
| 10 | FBDC | 31275 | 1 | 13 | Psd-00-046745 | 1,600.00 | Entry No. 4357/T-No. 31275 – MORTGAGE: In favor of Sun Life Assurance Company of Canada for the sum of Two Hundred Million Pesos only (P200,000,000.000) in accordance with Doc. No. 138, Page 39, Book No. VI, Series of 1999 of Notary Public for Makati City, Cecille Monette Borja.<br>Date of Instrument; 30th July, 1999<br>Date of Inscription: 4th August, 1999 at 10: 50 a.m. |
| 11 | FBDC | 31276 | 2 | 13 | Psd-00-046745 | 1,600.00 | Entry No. 4357/T-No. 31275 |
| 12 | FBDC | 31277 | 3 | 13 | Psd-00-046745 | 1,600.00 | Entry No. 4357/T-No. 31275 |
| 13 | FBDC | 31278 | 4 | 13 | Psd-00-046745 | 1,600.00 | Entry No. 4357/T-No. 31275 |
| 14 | FBDC | 29478 | 10 | 1 | Pcs-00-007928 | 5.00 | Entry No. 1223/T-No. 27125<br>Entry No. 10007/T-No. 27255 |
| 15 | FBDC | 29481 | 2 | 2 | Pcs-00-007928 | 2,203.00 | Entry No. 1223/T-No. 27125<br>Entry No. 10007/T-No. 27255 |
| 16 | FBDC | 29482 | 3 | 2 | Pcs-00-007928 | 2,203.00 | Entry No. 1223/T-No. 27125<br>Entry No. 10007/T-No. 27255 |
| 17 | FBDC | 29486 | 7 | 2 | Pcs-00-007928 | 2,385.00 | Entry No. 1223/T-No. 27125<br>Entry No. 10007/T-No. 27255 |
| 18 | FBDC | 29487 | 8 | 2 | Pcs-00-007928 | 2,558.00 | Entry No. 1223/T-No. 27125<br>Entry No. 10007/T-No. 27255 |
| 19 | FBDC | 29505 | 1 | 10 | Pcs-00-007928 | 5,139.00 | Entry No. 1223/T-No. 27125 |
| 20 | FBDC | 34445 | 2 | | Pcs-00-008685 | 11,132.50 | Entry No. 1223/T-No. 27125 |
| 21 | Capital Consortium, Inc. | 33478 | 1 | 5 | Pcs-00-007928 | 3,676.00 | Entry No. 1223/T-No. 27125 |
| 22 | Capital Consortium, Inc. | 33479 | 2 | 5 | Pcs-00-007928 | 3,458.00 | Entry No. 1223/T-No. 27125 |
| 23 | FBDC | 29485 | 6 | 2 | Pcs-00-007928 | 3,661.00 | Entry No. 1223/T-No. 27125<br>Entry No. 10007/T-No. 27255 |
| 24 | FBDC | 29484 | 5 | 2 | Pcs-00-007928 | 3,661.00 | Entry No. 1223/T-No. 27125<br>Entry No. 10007/T-No. 27255 |

| | REGISTERED OWNER | TCT NO. | LOT NO. | BLK NO. | SUBDIVISION PLAN NO. | LAND AREA (SQ.M.) | ENCUMBRANCES / ANNOTATIONS |
|---|---|---|---|---|---|---|---|
| 25 | FBDC | 29577 | 2 | 3 | Pcs-00-007928 | 4,994.00 | Entry No. 1223/T-No. 27125<br>Entry No. 10007/T-No. 27255<br><br>Entry No. 2966/T-No. 29577- SPECIAL POWER OF ATTORNEY: In favor of Hongkong and Shanghai Banking Corporation, as Trustee under the provision of the Pool Formation & Trust Agreement dated as of 23rd December, 1999, conferred by herein registered owner granting the power to negotiate the sale, conclude and sign, execute and deliver the pertinent deed of sale covering the property described herein in accordance with Doc. No. 506, page 36, Book I, S. of 1999 of Notary public for Taguig, Atty. Charles Mercado<br>Date of instrument - 24th December, 1999<br>Date of inscription - 16th August, 2002 at 2:45 p.m.<br><br>Entry No. 2967/T-No. 29577- TRUST AGREEMENT: by virtue of the Pool Formation & Trust Agreement, FBDC as the Trustor hereby appoints Hongkong & Shanghai Banking Corporation as Trustee to receive proceeds of the GCR xxx. If an event of default occurs and is continuing, the Trustee, on behalf of the investors and pursuant to the Special Power of Attorney, may sell any or all the lots then remaining and subsequently apply the proceeds thereof for the reduction or full payment, as the case maybe of any shortfall in the Return or the GCR Balance of each GCR Holder. Other details indicated in Article VI of the Pool Formation & Trust Agreement are set forth in Doc. No. 76, page 17, Book I, S. of 1999 of Notary Public for Taguig, Ma. Elizabeth Loriega dated 23rd December, 1999<br>Date of Inscription - 16th August, 2002 at 2:46 p.m. |
| 26 | FBDC | 29480 | 1 | 2 | Pcs-00-007928 | 2,745.00 | Entry No. 1223/T-No. 27125 |
| 27 | FBDC | 29483 | 4 | 2 | Pcs-00-007928 | 2,500.00 | Entry No. 1223/T-No. 27125 |
| 28 | FBDC | 29489 | 3 | 3 | Pcs-00-007928 | 5,908.00 | Entry No. 1223/T-No. 27125<br>Entry No. 10007/T-No. 27255 |
| 29 | FBDC | 29493 | 6 | | Pcs-00-007928 | 5,817.00 | Entry No. 1223/T-No. 27125<br>Entry No. 10007/T-No. 27255 |
| 30 | FBDC | 29506 | 2 | 10 | Pcs-00-007928 | 5,138.00 | Entry No. 1223/T-No. 27125<br>Entry No. 10007/T-No. 27255 |
| 31 | FBDC | 29508 | 4 | 10 | Pcs-00-007928 | 5,139.00 | Entry No. 1223/T-No. 27125<br>Entry No. 10007/T-No. 27255 |
| 32 | FBDC | 29509 | 1 | 11 | Pcs-00-007928 | 3,854.00 | Entry No. 1223/T-No. 27125<br>Entry No. 10007/T-No. 27255 |
| 33 | FBDC | 29510 | 2 | 11 | Pcs-00-007928 | 4,471.00 | Entry No. 1223/T-No. 27125<br>Entry No. 10007/T-No. 27255 |

| | REGISTERED OWNER | TCT NO. | LOT NO. | BLK NO. | SUBDIVISION PLAN NO. | LAND AREA (SQ.M.) | ENCUMBRANCES / ANNOTATIONS |
|---|---|---|---|---|---|---|---|
| 34 | FBDC | 29511 | 3 | 11 | Pcs-00-007928 | 3,872.00 | Entry No. 1223/T-No. 27125<br>Entry No. 10007/T-No. 27255 |
| 35 | FBDC | 29512 | 4 | 11 | Pcs-00-007928 | 4,435.00 | Entry No. 1223/T-No. 27125<br>Entry No. 10007/T-No. 27255 |
| 36 | FBDC | 29513 | 5 | 11 | Pcs-00-007928 | 8,080.00 | Entry No. 1223/T-No. 27125<br>Entry No. 10007/T-No. 27255 |
| 37 | FBDC | 29514 | 6 | 11 | Pcs-00-007928 | 4,519.00 | Entry No. 1223/T-No. 27125 |
| 38 | FBDC | 29515 | 7 | 11 | Pcs-00-007928 | 4,413.00 | Entry No. 1223/T-No. 27125 |
| 39 | FBDC | 29507 | 3 | 10 | Pcs-00-007928 | 5,138.00 | Entry No. 1223/T-No. 27125<br>Entry No. 10007/T-No. 27255 |
| 40 | FBDC | 31262 | 1 | 6 | Psd-00-046745 | 1,600.00 | Entry No. 2681/ T-No. 31262 |
| 41 | FBDC | 31263 | 2 | 6 | Psd-00-046745 | 1,600.00 | Entry No. 2681/ T-No. 31262 |
| 42 | FBDC | 31264 | 3 | 6 | Psd-00-046745 | 1,600.00 | Entry No. 2681/ T-No. 31262 |
| 43 | FBDC | 31265 | 4 | 6 | Psd-00-046745 | 1,600.00 | Entry No. 2681/ T-No. 31262 |
| 44 | FBDC | 31266 | 1 | 7 | Psd-00-046745 | 1,585.00 | Entry No. 2681/ T-No. 31262 |
| 45 | FBDC | 31267 | 2 | 7 | Psd-00-046745 | 1,585.00 | Entry No. 2681/ T-No. 31262 |
| 46 | FBDC | 31268 | 3 | 7 | Psd-00-046745 | 1,585.00 | Entry No. 2681/ T-No. 31262 |
| 47 | FBDC | 31269 | 4 | 7 | Psd-00-046745 | 1,585.00 | Entry No. 2681/ T-No. 31262 |
| 48 | FBDC | 34444 | 1 | | Pcs-00-008685 | 11,132.50 | Entry No. 1223/ T-No. 27125 |
| 49 | FBDC | 35405 | 2 | | Pcs-00-053380 | 1,673.00 | Entry No. 2681/ T-No. 31262 |
| 50 | FBDC | 35406 | 3 | | Pcs-00-053380 | 3,347.00 | Entry No. 2681/ T-No. 31262 |
| 51 | FBDC | 35408 | 5 | | Pcs-00-053380 | 2,233.00 | Entry No. 2681/ T-No. 31262 |
| 52 | FBDC | 35800 | 1 | | Pcs-00-009466 | 2,002.00 | Entry No. 2681/ T-No. 31262 |
| 53 | FBDC | 35801 | 2 | | Pcs-00-059466 | 1,747.00 | Entry No. 2681/ T-No. 31262 |
| 54 | FBDC | 35802 | 3 | | Pcs-00-059466 | 2,052.00 | Entry No. 2681/ T-No. 31262 |
| 55 | FBDC | 35850 | 1 | | Psd-00-055081 | 1,600.00 | Entry No. 2681/ T-No. 31262 |
| 56 | FBDC | 35851 | 2 | | Psd-00-055081 | 1,600.00 | Entry No. 2681/ T-No. 31262 |
| 57 | FBDC | 35852 | 3 | | Psd-00-055081 | 2,559.00 | Entry No. 2681/ T-No. 31262 |

| | REGISTERED OWNER | TCT NO. | LOT NO. | BLK NO. | SUBDIVISION PLAN NO. | LAND AREA (SQ.M.) | ENCUMBRANCES / ANNOTATIONS |
|---|---|---|---|---|---|---|---|
| 58 | FBDC | 36760 | 6 | | Pcs-00-009465 | 1,627.00 | Entry No. 2681/ T-No. 31262 |
| 59 | FBDC | 36762 | 8 | | Pcs-00-009465 | 1,755.00 | Entry No. 4383/T-No. 36762 Amendment (Substitution of Collateral) in favor of 1st eBank Corp. Trust and Investment Services Dept. of the Mortgage Trust Indenture dated 13th December, 1999 and supplemented on 6th September, 2000 for the sum of P86 million covering the property described herein as substitute collateral to TCT No. 31326 subject to all the terms and conditions of the said Mortgage Trust Indenture.<br>Date of Inscription: 28th September, 2001 |
| 60 | FBDC | 35411 | 3 | | Pcs-00-053376 | 1,600.00 | Entry No. 1453/T-No. 35411 Mortgage in favor of Banco de Oro for P50 million<br>Date of Inscription: 27th April, 2001<br><br>Entry No. 3234/T-No. 35411 Amendment in favor of Banco de Oro of the Mortgage increasing the consideration to P120 million<br>Date of Inscription: 17th July, 2001 |
| 61 | FBDC | 35413 | 5 | | Pcs-00-053376 | 2,463.00 | Entry No. 1453/T-No. 35411<br>Entry No. 3234/T-No. 35411 |
| 62 | FBDC | 35414 | 6 | | Pcs-00-053376 | 1,782.00 | Entry no. 335/T-No. 35414 Mortgage in favor of Banco de Oro for P27 million<br>Date of Inscription: 13th February, 2002 |
| 63 | FBDC | 36756 | 2 | | Pcs-00-009465 | 1,600.00 | Entry No. 8977/T-No. 31283 Mortgaged: In favor of Sun Life of Canada Phils. Inc. for P250,000<br>Date of Instrument: 14th September, 2000<br>Date of Inscription: 20th September, 2000 |
| 64 | FBDC | 36757 | 3 | | Pcs-00-009465 | 2,144.00 | Entry No. 8977/T-No. 31283 |
| 65 | FBDC | 36758 | 4 | | Pcs-00-009465 | 1,940.00 | Entry No. 8977/T-No. 31283 |
| 66 | FBDC | 36759 | 5 | | Pcs-00-009465 | 1,736.00 | Entry No. 8977/T-No. 31283 |
| 67 | FBDC | 36755 | 1 | | Pcs-00-009465 | 1,746.00 | Entry No. 8977/T-No. 31283 |
| 68 | FBDC | 36761 | 7 | | Pcs-00-009465 | 1,827.00 | Entry No. 2681/ T-No. 31262<br><br>Entry No. 4247/T-No. 36761 Mortgage in favor of Asia United Bank for P44 million<br>Date of Inscription: 26th November, 2002 |
| 69 | FBDC | 35410 | 2 | | Psd-00-053376 | 1,600.00 | Entry No. 2681/ T-No. 31262 |
| 70 | FBDC | 35412 | 4 | | Psd-00-053376 | 1,600.00 | Entry No. 2681/ T-No. 31262 |
| 71 | FBDC | 35409 | 1 | | Psd-00-053376 | 1,600.00 | Entry No. 2681/ T-No. 31262 |

| | REGISTERED OWNER | TCT NO. | LOT NO. | BLK NO. | SUBDIVISION PLAN NO. | LAND AREA (SQ.M.) | ENCUMBRANCES / ANNOTATIONS |
|---|---|---|---|---|---|---|---|
| 72 | FBDC | 31306 | 21 | | Psd-00-046745 | 5,816.00 | None |
| 73 | FBDC | 31347 | 50 | | Psd-00-046745 | 5,816.00 | None |
| 74 | FBDC | 34442 | 1 | | Psd-00-049453 | 10,929.00 | None |
| 75 | FBDC | 34756 | 2 | | Pcs-00-008760 | 20,556.00 | None |
| 76 | FBDC | 36765 | 1 | | Psd-00-055082 | 2,305.00 | Entry No. 1223/T-No. 27125 |
| 77 | FBDC | 36766 | 2 | | Psd-00-055082 | 2,818.00 | Entry No. 1223/T-No. 27125 |
| 78 | FBDC | 36768 | 3 | | Psd-00-055082 | 3,268.00 | Entry No. 1223/T-No. 27125 |
| 79 | FBDC | 31258 | 2 | | Psd-00-046745 | 36,289.00 | None |
| 80 | Capital Consortium Inc. | 34765 | Portion of Lot 1 (Psd 00-048094) | Portion of Blk. 58 (Psd 00-046745) | Pcn-00-000825 | 6,828.00 | Entry No. 1223/T-No. 27125 |
| 81 | FBDC | 31297 | 1 | 18 | Psd-00-046745 | 1,642.50 | Entry No. 1550/T-35419: Mortgage in favor of Banco de Oro for P150 million<br>Date of Inscription: 24th April, 2002 |
| 82 | FBDC | 31298 | 2 | 18 | Psd-00-046745 | 1,642.50 | Entry No. 1550/T-35419 |
| 83 | FBDC | 31299 | 3 | 18 | Psd-00-046745 | 1,642.50 | Entry No. 1550/T-35419 |
| 84 | FBDC | 31300 | 4 | 18 | Psd-00-046745 | 1,642.50 | Entry No. 1550/T-35419 |
| 85 | FBDC | 35417 | 3 | | Psd-00-053382 | 3,454.00 | Entry No. 1550/T-35419 |
| 86 | FBDC | 35418 | 4 | | Psd-00-053382 | 1,727.00 | Entry No. 1550/T-35419 |
| 87 | FBDC | 35419 | 5 | | Psd-00-053382 | 1,728.00 | Entry No. 1550/T-35419 |
| 88 | FBDC | 35420 | 1 | | Psd-00-053379 | 2,305.00 | None |
| 89 | FBDC | 35421 | 2 | | Psd-00-053379 | 2,818.00 | None |
| 90 | FBDC | 35422 | 3 | | Psd-00-053379 | 3,454.00 | None |
| 91 | FBDC | 35423 | 4 | | Psd-00-053379 | 1,728.00 | None |
| 92 | FBDC | 35424 | 5 | | Psd-00-053379 | 1,727.00 | None |
| 93 | FBDC | 31333 | 42 | | Psd-00-046745 | 8,609.00 | None |
| 94 | FBDC | 31334 | 1 | 43 | Psd-00-046745 | 1,642.50 | None |
| 95 | FBDC | 31335 | 2 | 43 | Psd-00-046745 | 1,642.50 | None |

| | REGISTERED OWNER | TCT NO. | LOT NO. | BLK NO. | SUBDIVISION PLAN NO. | LAND AREA (SQ.M.) | ENCUMBRANCES / ANNOTATIONS |
|---|---|---|---|---|---|---|---|
| 96 | FBDC | 31336 | 3 | 43 | Psd-00-046745 | 1,642.50 | None |
| 97 | FBDC | 31337 | 4 | 43 | Psd-00-046745 | 1,642.50 | None |
| 98 | FBDC | 31338 | 1 | 44 | Psd-00-046745 | 1,642.50 | None |
| 99 | FBDC | 31339 | 2 | 44 | Psd-00-046745 | 1,642.50 | None |
| 100 | FBDC | 31340 | 3 | 44 | Psd-00-046745 | 1,642.50 | None |
| 101 | FBDC | 31341 | 4 | 44 | Psd-00-046745 | 1,642.50 | None |
| 102 | FBDC | 35415 | 1 | | Psd-00-053382 | 2,305.00 | None |
| 103 | FBDC | 35416 | 2 | | Psd-00-053382 | 2,818.00 | None |
| 104 | FBDC | 31295 | 1 | 6 | Psd-00-046745 | 16,741.00 | None |
| 105 | FBDC | 31301 | 1 | 19 | Psd-00-046745 | 1,642.50 | None |
| 106 | FBDC | 31302 | 2 | 19 | Psd-00-046745 | 1,642.50 | None |
| 107 | FBDC | 31303 | 3 | 19 | Psd-00-046745 | 1,642.50 | None |
| 108 | FBDC | 31304 | 4 | 19 | Psd-00-046745 | 1,642.50 | None |
| 109 | FBDC | 31305 | 20 | | Psd-00-046745 | 8,608.00 | None |
| 110 | FBDC | 36139 | 32 | | PCS-00-009459 | 19,745.32 | None |
| 111 | FBDC | 36140 | 1 | 33 | PCS-00-009459 | 30,688.86 | None |
| 112 | FBDC | 40081 | 2 | | Psd-00-060299 | 25,939.00 | None |
| 113 | FBDC | 40082 | 3 | | Psd-00-060299 | 4,184.00 | None |
| 114 | FBDC | 40083 | 4 | | Psd-00-060299 | 3,516.00 | None |
| 115 | FBDC | 40085 | 6 | | Psd-00-060299 | 33,641.00 | None |
| 116 | FBDC | 40087 | 1 | | Psd-00-060334 | 20,556.00 | None |
| 117 | FBDC | 40089 | 3 | | Psd-00-060334 | 3,007.00 | None |

## 1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to First Pacific. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

## 2. DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, the Directors had the following interests in the shares of First Pacific which had been notified to First Pacific and the Stock Exchange pursuant to Section 28 or Section 31 of the SDI Ordinance or which had been entered in the register referred to in Section 29 of the SDI Ordinance pursuant to the requirements of that section or are required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to First Pacific and the Stock Exchange:

| Name | First Pacific ordinary shares |
|---|---|
| Interests of Sutanto Djuhar, Tedy Djuhar, Ibrahim Risjad and Anthoni Salim all via First Pacific Investments Limited | 790,229,364 (C) |
| Interest of Anthoni Salim via First Pacific Investments (B.V.I.) Limited | 628,296,599 (C) |
| Manuel V. Pangilinan | 6,026,759 (P) |
| Michael J.A. Healy | 877,991 (P) |
| Ronald A. Brown | 3,452,640 (P) |
| Edward A. Tortorici | 13,132,129 (P) |
| Prof. Edward K.Y. Chen, CBE, JP | – |
| David W.C. Tang, OBE | – |

(b) The interests of the Directors as at the Latest Practicable Date in the capital of First Pacific's associated corporations were as follows:

- Manuel V. Pangilinan owned 15,048,064 common shares (P) in MPC, 40,000 common shares (P) in Philippine Long Distance Telephone Company ("PLDT") and 300,000 common shares (P) in Pilipino Telephone Corporation. In addition, he is entitled to 97,571 stock options (P) in PLDT.

- Michael J.A. Healy owned 625,000 ordinary shares (P) in P.T. Indofood Sukses Makmur Tbk ("Indofood").

- Ronald A. Brown owned 582,500 ordinary shares (P) in Indofood.
- Edward A. Tortorici owned 2,450,000 ordinary shares (P) in Indofood, 3,051,348 common shares (P) in MPC and 96,880 common shares (P) in PLDT.
- Sutanto Djuhar owned 15,520,335 ordinary shares (C) in Indofood.
- Tedy Djuhar owned 15,520,335 ordinary shares (C) in Indofood.
- Ibrahim Risjad owned 6,406,180 ordinary shares (P) in Indofood.
- Anthoni Salim owned 632,370 ordinary shares (C) in Indofood.

*Notes: (C) = Corporate interest (P) = Personal Interest*

(c) Save as disclosed herein, as at the Latest Practicable Date, no Director or chief executive of First Pacific was interested beneficially in any equity or debt securities of First Pacific or any associated corporations (within the meaning of the SDI Ordinance) which are required to be notified to First Pacific and the Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which he is taken or deemed to have under Section 31 of or Part I of the Schedule to the SDI Ordinance) or which are required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein or which are required to be notified to First Pacific and the Stock Exchange pursuant to the Model Code for Securities Transactions by directors of Listed Companies.

(d) First Pacific Investments Limited and First Pacific Investments (B.V.I.) Limited beneficially held a total of 1,418,525,963 First Pacific Shares in their name as at the Latest Practicable Date. Of such First Pacific Shares, 790,229,364 First Pacific Shares, representing 24.80 per cent of the issued share capital of First Pacific as at the Latest Practicable Date, have been included in the interests of four First Pacific directors' corporate interests via First Pacific Investments Limited as referred to in section 2(a) above. The remaining 628,296,599 First Pacific Shares, representing 19.72 per cent of the issued share capital of First Pacific as at the Latest Practicable Date, held by First Pacific Investments (B.V.I.) Limited, for the account of Anthoni Salim, have also been included in his interest as disclosed in section 2(a) above.

Save as aforesaid, so far as the Directors are aware, there are no other parties (not being Directors or the chief executive of First Pacific) who were, as at the Latest Practicable Date, interested directly or indirectly in ten per cent or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of First Pacific.

(e) As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with First Pacific, or any of its subsidiaries, which is not determinable within one year without payment of compensation (other than statutory compensation).

(f) As at the Latest Practicable Date, none of the Directors, CB Richard Ellis, Rothschild nor ING, had any direct or indirect interest in any assets which have been acquired, disposed of by, or leased to, or are proposed to be acquired or disposed of by, or leased to First Pacific or any of its subsidiaries since 31st December, 2001 (the date to which the latest published audited consolidated financial statements of the First Pacific Group were drawn up); save in the case of ING as agent for ING Bank (or any of the affiliates of ING Bank) for loans advanced to members of the First Pacific Group in the ordinary course of the business of ING and security granted or to be granted by the First Pacific Group over certain of its assets in order to secure the repayment of such advances.

(g) Save as disclosed herein, there is no contract or arrangement subsisting at the date of this circular in which any of the Directors is materially interested and which is significant in relation to the business of the First Pacific Group.

## 3. MATERIAL CONTRACTS

As at the Latest Practicable Date, the following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the First Pacific Group within two years preceding the date of this circular which are or may be material:–

(a) the Larouge Loan facility agreement dated 26th March, 2001 (together with Deed of Amendment and Reconfirmation dated 31st October, 2001 and the Larouge Loan Supplemental Deed);

(b) the Larouge Pledge agreement dated 6th April, 2001 (together with the Larouge Pledge Supplemental Agreement and side letter dated 8th February, 2003 between MPC and Larouge);

(c) the MPC Agreement dated 23rd November, 2002 (together with amendment agreement dated 8th February, 2003);

(d) the Larouge Agreement;

(e) the Balance BLC Note and the Balance BLC Note Security;

(f) the BLC Note and the BLC Note Security;

(g) the Pre-Closing Pledge Agreement (together with Amendment to Pledge Agreement dated 8th February, 2003);

(h) the Security Assignment;

(i) the memorandum of agreement dated 4th June, 2002 entered into between First Pacific and the Gokongwei Group (being the Gokongwei family and their related companies and other business entities) in relation to the establishment of joint venture arrangements with the Gokongwei Group in relation to the First Pacific Group's interests in Philippine Long Distance Telephone Company and Bonifacio Land Corporation for an aggregate consideration of US$616.6 million (HK$4,809.5 million);

(j) the sale and purchase agreement dated 28th November, 2001 entered into by First Pacific and Nakornchuen Co. Ltd. in relation to the disposal by First Pacific of its entire indirect stake in Berli Jucker Public Company Limited for US$125 million (HK$975.0 million); and

(k) the sale and purchase agreement dated 6th December, 2001 entered into by First Pacific and Far East Drug BVI Limited in relation to the disposal by First Pacific of its entire interest in PT Darya-Varia Laboratoria Tbk for US$35 million (HK$273.0 million).

## 4. LITIGATION

No material litigation or claims are threatened or pending against First Pacific or any of its subsidiaries and the Directors, having made all reasonable enquiries, are not aware that any such material litigation or claims are pending or threatened against First Pacific or any of its subsidiaries save for the following:–

(a) MPC has received two letters from Singson Valdez & Associates, Philippine counsel for Export and Industry Bank, Inc. (a creditor of MPC) dated 21st January, 2003 and 30th January, 2003, respectively, and MPC's Philippine counsel, Abello Concepcion Regala & Cruz has sent a letter dated 29th January, 2003 in reply to the first such letter. The letters relate to certain indebtedness owed by MPC to Export and Industry Bank, Inc., certain shares of BLC which serve as security for that indebtedness and the transactions contemplated by the MPC Agreement. The letters to MPC and their counsel state, among other things, that Export and Industry Bank, Inc. may challenge the transactions contemplated by the MPC Agreement and threatens legal action against MPC and possibly others.

## 5. EXPERTS

(a) Rothschild is a registered investment adviser under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong), and does not have any shareholding in any member of the First Pacific Group nor any right (whether legally enforceable or not) to subscribe for securities in any member of the First Pacific Group.

(b) Rothschild has given and has not withdrawn its written consent to the issue of this circular, with the inclusion of its letter and references to its name in the form and context in which they appear, and such letter, and the recommendation given by Rothschild is given as at the date of this circular for incorporation herein.

(c) CB Richard Ellis is a property valuer and does not have any shareholding in any member of the First Pacific Group nor any right (whether legally enforceable or not) to subscribe for securities in any member of the First Pacific Group.

(d) CB Richard Ellis has given and has not withdrawn its written consent to the issue of this circular, with the inclusion of its report and references to its name in the form and context in which they appear, and such report was given as at 26th February, 2003 for incorporation herein.

(e) Picazo Buyco Tan Fider & Santos is a professional partnership of Philippine lawyers duly authorized to practice law in the Philippines and does not have any shareholding in any member of the First Pacific Group nor any right (whether legally enforceable or not) to subscribe for securities in any member of the First Pacific Group, although certain partners of Picazo Buyco Tan Fider & Santos may, in their individual capacities, hold shareholdings or rights to subscribe for securities in members of the First Pacific Group. However, the attorneys involved in the preparation of the legal opinion of Picazo Buyco Tan Fider & Santos referred to in this circular have confirmed that they do not hold any such shareholdings or rights to subscribe for securities.

(f) Picazo Buyco Tan Fider & Santos has given and has not withdrawn its written consent to the issue of this circular, with references to its name and its legal opinion included in the form and context in which they appear, and the statements made in its legal opinion were made as at 26th February, 2003 for incorporation herein.

## 6. APPLIED EXCHANGE RATES

For reference purposes, closing and average exchange rates for the published periods are detailed below.

| | As at 30th June, 2002 | As at 31st December, 2001 | As at 31st December, 2000 |
|---|---|---|---|
| **Closing rate** | | | |
| Pesos: US$1 | 50.33 | 51.60 | 49.96 |
| HK$: US$1 | 7.80 | 7.80 | 7.80 |

| | Six months ended 30th June, 2002 | Year ended 31st December, 2001 | Year ended 31st December, 2000 |
|---|---|---|---|
| **Average rate** | | | |
| Pesos: US$1 | 50.72 | 51.04 | 44.67 |
| HK$: US$1 | 7.80 | 7.80 | 7.79 |

At the close of business on 31st December, 2002, US$1 was equivalent to HK$7.80. At the close of business on the Latest Practicable Date, US$1 was equivalent to Pesos 54.05 or HK$7.80, respectively.

## 7. MISCELLANEOUS

(a) The Company Secretary of First Pacific is Mr. Ronald A. Brown, A.B., J.D., M.P.A.

(b) The registered office of First Pacific is at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda, and the head office is at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR.

(c) The Principal Share Registrar and Transfer Office is Butterfield Fund Services (Bermuda) Limited at Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda.

(d) The Share Registrar and Transfer Office (Hong Kong Branch) is Computershare Hong Kong Investor Services Limited at Rooms 1901-5, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong SAR.

(e) The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

## 8. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the head office in Hong Kong of First Pacific on any week day (except public holidays) up to and including 18th March, 2003:–

(a) the memorandum of association and bye-laws of First Pacific;

(b) the annual reports of the First Pacific Group for the years ended 31st December, 2001 and 31st December, 2000;

(c) the interim report of the First Pacific Group for the six months ended 30th June, 2002;

(d) the material contracts referred to in paragraph 3 above;

(e) all reports, letters or other documents, balance sheets, valuations and statements made by Rothschild or CB Richard Ellis, any part of which is extracted or referred to in this circular; and

(f) this circular.

FIRST PACIFIC

# FIRST PACIFIC COMPANY LIMITED

*(Incorporated in Bermuda with limited liability)*

NOTICE IS HEREBY GIVEN that a special general meeting of First Pacific Company Limited will be held at The Washington Room, The American Club, 47th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR on Wednesday, 19th March, 2003 at 12:00 noon for the purpose of considering and, if thought fit, passing (with or without modification) the following resolution, as an Ordinary Resolution:–

"**THAT**:–

(a) the agreement dated 23rd November, 2002 entered into between Metro Pacific Corporation ("**MPC**"), Greenfield Development Corporation and Ayala Land, Inc., as amended pursuant to the amendment agreement dated 8th February, 2003, (the "**MPC Agreement**"), a copy of which has been produced to this meeting marked "A" and signed by the Chairman of the meeting for the purpose of identification;

(b) the supplemental deed dated 8th February, 2003 entered into by MPC and Larouge B.V. ("**Larouge**") (the "**Supplemental Deed**") in relation to the amendment of the facility agreement dated 26th March, 2001, as amended pursuant to a deed of amendment and reconfirmation dated 31st October, 2001 entered into between MPC and Larouge;

(c) the supplement dated 8th February, 2003 entered into by MPC (and the other pledgors named therein) (the "**Supplement to the Larouge Pledge Agreement**") in relation to the amendment of the Pledge Agreement dated 6th April, 2001 executed by MPC (and the other pledgors named therein);

(d) the assignment agreement dated 8th February, 2003 entered into between Larouge B.V. as assignor, Evergreen Holdings, Inc., and Ayala Land, Inc. as assignees and Greenfield Development Corporation as guarantor (the "**Larouge Agreement**"), a copy of which has been produced to this meeting marked "B" and signed by the Chairman of the meeting for the purpose of identification,

and the transactions contemplated thereunder, be and are hereby approved, ratified and confirmed, and the directors of the Company (or any one or more of them) be and are hereby authorised to arrange for the execution of such documents by or on behalf of Larouge as they may consider necessary or desirable and to do, or authorise Larouge to do, whatever acts and things they may consider necessary or desirable or expedient for the purpose of, or in connection with, the implementation of the MPC Agreement, the Supplemental Deed, the Supplement to the Larouge Pledge Agreement and the Larouge Agreement or any matter related thereto and to make and agree, or authorise Larouge to make and agree, such amendments or variations thereto, and grant, or authorise Larouge to grant, any waivers of any conditions precedent or other provisions of the MPC Agreement, the Supplemental Deed, the Supplement to the Larouge Pledge Agreement and the Larouge Agreement, in each case, as the directors of the Company in their discretion consider to be desirable and in the interests of the Company."

By Order of the Board
**First Pacific Company Limited**
**Ronald A. Brown**
*Executive Director and Company Secretary*

Dated: 28th February, 2003

*Notes:*

1. Any shareholder entitled to attend and vote at the special general meeting convened by the above notice is entitled to appoint one or more proxies to attend and vote on his behalf. A proxy need not be a shareholder of First Pacific.

2. A form of voting proxy for the special general meeting is enclosed. In order to be valid, the form of voting proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of the power of attorney or other authority must be deposited at First Pacific's head office (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong SAR, not less than 48 hours before the time appointed for holding the special general meeting or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting or any adjourned meeting should they so wish.

3. In respect of the Ordinary Resolution set out in the notice convening the special general meeting, Messrs. Manuel V. Pangilinan, Michael J. A. Healy and Edward A. Tortorici and their respective associates (as defined in the Listing Rules) will abstain from voting.

並授權本公司董事(或其中任何一位或以上)在認為必需或合宜情況下安排Larouge或代表Larouge簽署此等文件,或在董事認為必需或合宜或適當情況下,作出或授權Larouge作出任何與執行MPC協議、增補契、Larouge抵押協議增補條文及Larouge協議有關的行動或事宜或其他相關事項,並作出及同意、或授權Larouge作出及同意與此等協議有關之修訂或更改,並在本公司董事認為合宜及符合本公司之利益的個別情況下,授予、或授權Larouge授予寬免任何先決條件或載於MPC協議、增補契、Larouge抵押協議增補條文及Larouge協議的其他條文。」

承董事會命
**第一太平有限公司**
**龐諾德**
*執行董事兼公司秘書*

日期:二零零三年二月二十八日

**附註:**

1. 凡有權出席上述通告所召開之股東特別大會及於會上投票之股東,均可委任一位或多位代表出席及代其投票。受委代表毋須為第一太平股東。

2. 隨函附奉股東特別大會之代表委任表格。填妥之代表委任表格,連同已簽署之授權書或其他授權文件(如有),或經由公證人簽署證明之授權書或其他授權文件副本,須於股東特別大會或其任何續會(按情況而定)指定舉行時間四十八小時前交回第一太平之總辦事處(致:公司秘書部),地址為中國香港特別行政區中環康樂廣場八號交易廣場第二座二十四樓,方為有效。即使填妥、簽署及交還此代表委任表格後,股東仍有權親身出席並在股東特別大會或其任何續會上投票。

3. 就有關列於召開股東特別大會通告中之普通決議案,彭澤倫先生、麥國希先生及唐勵治先生及其各自相關連人士(按上市條例所指)將放棄此項決議案的投票權。

# FIRST PACIFIC COMPANY LIMITED
# 第一太平有限公司

*(於百慕達註冊成立之有限公司)*

**茲通告**第一太平有限公司謹訂於二零零三年三月十九日(星期三)中午十二時正假座中國香港特別行政區中環康樂廣場八號交易廣場第二座四十七樓美國會所之華盛頓廳舉行股東特別大會,藉以考慮並酌情通過(無論有否加以修改)下列決議案為普通決議案:—

「**動議**:

批准、追認及確認下列各項協議並其項下所預計進行的各項交易:—

(a) 於二零零二年十一月二十三日由Metro Pacific Corporation(「**MPC**」)、Greenfield Development Corporation及Ayala Land, Inc.簽訂(並藉一份日期為二零零三年二月八日之修訂協議獲修訂)的協議(「**MPC協議**」),印有「A」字樣之協議副本已提呈大會並由大會主席簽署以資識別;

(b) 於二零零三年二月八日由MPC及Larouge B.V.(「**Larouge**」)就有關修訂一份日期為二零零一年三月二十六日之信貸協議而簽訂之增補契(「**增補契**」);該信貸協議已根據MPC及Larouge於二零零一年十月三十一日簽訂之修訂及重新確認契約獲修訂;

(c) 於二零零三年二月八日由MPC(及協議所指各質押人)就有關修訂一份日期為二零零一年四月六日由MPC(及協議所指各質押人)簽訂之抵押協議而簽訂之增補條文(「**Larouge抵押協議增補條文**」);

(d) 於二零零三年二月八日由Larouge B.V.(作為轉讓人)與Evergreen Holdings, Inc.及Ayala Land, Inc.(作為承讓人)及Greenfield Development Corporation(作為擔保人)簽訂之轉讓協議(「**Larouge協議**」),印有「B」字樣之協議副本已提呈大會並由大會主席簽署以資識別,

## 8. 備查文件

下列文件之副本由即日起至二零零三年三月十八日（包括該日在內）之正常辦公時間內（公眾假期除外）在本公司之總辦事處可供查閱：－

(a) 第一太平之公司組織章程大綱及公司細則；

(b) 第一太平集團截至二零零一年十二月三十一日止年度及截至二零零零年十二月三十一日止年度之年報；

(c) 第一太平集團截至二零零二年六月三十日止六個月的中期報告；

(d) 上文第三段所述之重大合約；

(e) 所有由洛希爾或世邦魏理仕所作的報告、函件或其他文件、資產負債表、估值報告及陳述書，於本通函內引述其部份內容或撮要；及

(f) 本通函。

## 6. 採用之匯率

以下詳列於公布期間之收市匯率及平均匯率以供參考。

| 收市匯率 | 於2002年6月30日 | 於2001年12月31日 | 於2000年12月31日 |
|---|---|---|---|
| 披索：1美元 | 50.33 | 51.60 | 49.96 |
| 港元：1美元 | 7.80 | 7.80 | 7.80 |

| 平均匯率 | 截至2002年6月30日止6個月 | 截至2001年12月31日止年度 | 截至2000年12月31日止年度 |
|---|---|---|---|
| 披索：1美元 | 50.72 | 51.04 | 44.67 |
| 港元：1美元 | 7.80 | 7.80 | 7.79 |

於二零零二年十二月三十一日的收市結算匯率，1美元相等於7.80港元。於最後實際可行日期的收市匯率，1美元相等於54.05披索或7.80港元。

## 7. 其他資料

(a) 第一太平之公司秘書為龐諾德先生A.B., J.D., M.P.A.。

(b) 第一太平之註冊辦事處位於Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda，而總辦事處則位於中國香港特別行政區中環康樂廣場八號交易廣場第二座二十四樓。

(c) 第一太平之主要股份登記及過戶處為Butterfield Fund Services (Bermuda) Limited，位於Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda。

(d) 第一太平之股份登記及過戶處（香港分署）為香港中央證券登記有限公司，位於中國香港特別行政區灣仔皇后大道東一八三號合和中心十九樓一九零一至五室。

(e) 若本通函之中文版內容與英文版出現不相符時，概以英文版為準。

## 5. 專家意見

(a) 洛希爾乃根據證券條例(香港法例第333章)註冊之投資顧問，該公司並無持有第一太平集團任何成員公司之股份，亦無權利(無論能否按法例強制執行)認購第一太平集團任何成員公司的證券。

(b) 洛希爾已書面同意(及不打算撤回此書面同意)寄發本通函，包括刊印其函件及於本通函內多處提及其名稱(以原本的形式及含義刊登)，洛希爾的函件及其建議已於本通函刊發日期發出及已列入本通函內。

(c) 世邦魏理仕乃一地產估值公司，該公司並無持有第一太平集團任何成員公司之股份，亦無權利(無論能否按法例強制執行)認購第一太平集團任何成員公司的證券。

(d) 世邦魏理仕已書面同意(及不打算撤回此書面同意)寄發本通函，包括刊印其報告及於本通函內多處提及其名稱(以原本的形式及含義刊登)，該報告已於二零零三年二月二十六日發出及已列入本通函內。

(e) Picazo Buyco Tan Fider & Santos為獲正式授權於菲律賓執業的菲律賓律師專業合夥人，彼等並無持有第一太平集團任何成員公司之股份，亦無權利(無論能否按法例強制執行)認購第一太平集團任何成員公司的證券，雖然Picazo Buyco Tan Fider & Santos的若干合夥人可能以個人名義持有第一太平集團成員公司股份或證券認購權。然而，負責撰寫本通函中所述由Picazo Buyco Tan Fider & Santos發出的法律意見的律師均確認彼等並無持有任何此等股份或證券認購權。

(f) Picazo Buyco Tan Fider & Santos已書面同意(及不打算撤回此書面同意)寄發本通函，包括引用其名稱及其法律意見書(以原來的形式及含義刊登)，以及於本通函內引用其於二零零三年二月二十六日發出的法律意見書內的聲明。

(h) 抵押轉讓契；

(i) 於二零零二年六月四日由第一太平與Gokongwei集團（即Gokongwei家族及其相關公司及其他業務單位）就有關第一太平集團於Philippine Long Distance Telephone Company及Bonifacio Land Corporation的權益與Gokongwei集團成立合營企業安排，作價總額為6.161億美元（48.095億港元）而達成的諒解備忘錄；

(j) 於二零零一年十一月二十八日由第一太平與Nakornchuen Co. Ltd.就有關第一太平以1.25億美元（9.75億港元）作價出售其於Berli Jucker Public Company Limited所持有全數間接權益而達成的買賣協議；及

(k) 於二零零一年十二月六日由第一太平與Far East Drug BVI Limited就有關第一太平以3.5千萬美元（2.73億港元）作價出售其於PT Darya-Varia Laboratoria Tbk所持有全數權益而達成的買賣協議。

## 4. 訴訟

第一太平或其任何附屬公司均未接獲任何重要候審訴訟或索償要求，而各董事於作出一切合理查詢後，除以下所述者外，並未查覺第一太平或其任何附屬公司正受到任何重要候審訴訟或索償要求：－

(a) MPC已收到Export and Industry Bank, Inc.（一名MPC債權人）之菲律賓律師Singson Valdez & Associates所發出的兩封信，日期分別為二零零三年一月二十一日及二零零三年一月三十日，而MPC的菲律賓法律顧問，Abello Concepcion Regala & Cruz亦已於二零零三年一月二十九日回信回覆首封信。該等信件為有關MPC尚欠Export and Industry Bank, Inc.若干債項，而用作為該債項的抵押品的BLC若干股份乃涉及MPC協議中預期進行的交易。在發出予MPC及其法律顧問的信件中指出（但不限於）Export and Industry Bank, Inc.可能對MPC協議中預期進行的交易採取行動及對MPC及可能其他人士採取法律行動。

(e) 截至最後實際可行日期，各董事概無與第一太平或其任何附屬公司訂立不可於一年內免付補償（法定補償除外）即不能予以終止之現有或建議服務合約。

(f) 截至最後實際可行日期，第一太平董事、世邦魏理仕、洛希爾或ING概無自二零零一年十二月三十一日（即第一太平集團最近期之經審核綜合財務報表編製日）於第一太平或其任何附屬公司所收購、出售、或租賃、或建議收購或出售、或租賃之任何資產持有任何直接或間接，權益。然而，ING作為荷蘭商業銀行（或任何荷蘭商業銀行的聯繫機構）之代理人，於ING正常業務運作情況下借貸予第一太平集團成員公司之貸款，及由第一太平集團利用其某些資產就償還該等貸款而提供或將提供之抵押則除外。

(g) 除上文所述者外，於本通函之刊發日期，各董事概無於與第一太平集團之業務有重大關係之合約或安排中擁有任何重大權益。

## 3. 重大合約

截止最後實際可行日期，由第一太平集團成員公司於本通函日期前兩年期間簽訂之重大合約或可能是重大合約（非指一般正常業務運作而訂立之合約）現列示如下：

(a) 於二零零一年三月二十六日簽訂之Larouge貸款信貸協議（連同於二零零一年十月三十一日簽訂之修訂及重新確認契約以及Larouge貸款增補契）；

(b) 於二零零一年四月六日簽訂之Larouge抵押協議（連同MPC及Larouge於二零零三年二月八日簽訂之Larouge抵押增補協議及附屬函件）；

(c) 於二零零二年十一月二十三日簽訂之MPC協議（連同於二零零三年二月八日簽訂之修訂協議）；

(d) Larouge協議；

(e) BLC票據餘額及BLC票據餘額抵押品；

(f) BLC票據及BLC票據抵押品；

(g) 完成交易前之抵押協議（連同於二零零三年二月八日簽訂之抵押協議修訂契）；

- 龐諾德擁有582,500股Indofood之普通股(P)。
- 唐勵治擁有2,450,000股Indofood之普通股(P)、3,051,348股MPC之普通股(P)及96,880股PLDT之普通股(P)。
- 林文鏡擁有15,520,335股Indofood之普通股(C)。
- 林宏修擁有15,520,335股Indofood之普通股(C)。
- Ibrahim Risjad擁有6,406,180股Indofood之普通股(P)。
- 林逢生擁有632,370股Indofood之普通股(C)。

*附註*：(C)＝公司權益 (P)＝個人權益

(c) 除以上所披露者外，第一太平之董事或主要行政人員概無於最後實際可行日期實益擁有第一太平或其相聯法團（按披露權益條例所指）之股份或債券，須根據披露權益條例第二十八條（包括按披露權益條例第三十一條附表第I部所視為的權益）知會第一太平及聯交所，或須遵照披露權益條例第二十九條列入該條例所述之董事登記冊內，或須根據上市公司董事證券交易標準守則之規定須知會第一太平及聯交所。

(d) 於最後實際可行日期，First Pacific Investments Limited及First Pacific Investments (B.V.I.) Limited以其名義實益持有合共1,418,525,963股第一太平股份。該等第一太平股份其中790,229,364股第一太平股份（於最後實際可行日期佔第一太平已發行股本之24.80%），經已透過上文2(a)節所述透過First Pacific Investments Limited計入四名第一太平董事之公司權益內。其餘628,296,599股第一太平股份（於最後實際可行日期佔第一太平已發行股本之19.72%），則由林逢生透過First Pacific Investments (B.V.I.) Limited持有，亦已列入如上文2(a)節所述林氏之權益內。

除以上所述者外，就各董事所知，並無其他人士（不屬第一太平之董事或主要行政人員），於最後實際可行日期擁有10%或以上可於任何類別股本中附有權利可於任何情況下在第一太平之股東大會中投票之權益。

## 1. 責任聲明

本通函所載資料乃遵照上市規則而刊載，藉以提供有關第一太平之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任。彼等經作出一切合理查詢後，並確認就其所知及確信，概無遺漏其他事實致令本通函所載任何內容含有誤導成份。

## 2. 權益之披露

(a) 截至最後實際可行日期，各董事於第一太平之股份中擁有下列根據披露權益條例第二十八條或第三十一條已知會第一太平及聯交所之權益，或須遵照披露權益條例第二十九條列入該條例所述之董事登記冊內之權益，或須按上市公司董事證券交易標準守則之規定須知會第一太平及聯交所之權益如下：

| 姓名 | 第一太平<br>普通股 |
|---|---|
| 林文鏡、林宏修、Ibrahim Risjad及林逢生之權益均透過First Pacific Investments Limited持有 | 790,229,364 (C) |
| 林逢生之權益透過First Pacific Investments (B.V.I.) Limited持有 | 628,296,599 (C) |
| 彭澤倫 | 6,026,759 (P) |
| 麥國希 | 877,991 (P) |
| 龐諾德 | 3,452,640 (P) |
| 唐勵治 | 13,132,129 (P) |
| 陳坤耀教授，CBE、太平紳士 | – |
| 鄧永鏘，OBE | – |

(b) 截至最後實際可行日期，各董事於第一太平之相聯法團擁有的股本權益如下：

- 彭澤倫擁有15,048,064股MPC之普通股(P)、40,000股Philippine Long Distance Telephone Company（「PLDT」）之普通股(P)及300,000股Pilipino Telephone Corporation之普通股(P)。此外，彭氏亦擁有97,571份PLDT之認股權證(P)。

- 麥國希擁有625,000股P.T. Indofood Sukses Makmur Tbk（「Indofood」）之普通股(P)。

| | 登記擁有人 | TCT編號 | 地段編號 | 座號 | 分區規劃編號 | 土地面積（平方米） | 產權負擔／註解 |
|---|---|---|---|---|---|---|---|
| 96 | FBDC | 31336 | 3 | 43 | Psd-00-046745 | 1,642.50 | 無 |
| 97 | FBDC | 31337 | 4 | 43 | Psd-00-046745 | 1,642.50 | 無 |
| 98 | FBDC | 31338 | 1 | 44 | Psd-00-046745 | 1,642.50 | 無 |
| 99 | FBDC | 31339 | 2 | 44 | Psd-00-046745 | 1,642.50 | 無 |
| 100 | FBDC | 31340 | 3 | 44 | Psd-00-046745 | 1,642.50 | 無 |
| 101 | FBDC | 31341 | 4 | 44 | Psd-00-046745 | 1,642.50 | 無 |
| 102 | FBDC | 35415 | 1 | | Psd-00-053382 | 2,305.00 | 無 |
| 103 | FBDC | 35416 | 2 | | Psd-00-053382 | 2,818.00 | 無 |
| 104 | FBDC | 31295 | | 16 | Psd-00-046745 | 16,741.00 | 無 |
| 105 | FBDC | 31301 | 1 | 19 | Psd-00-046745 | 1,642.50 | 無 |
| 106 | FBDC | 31302 | 2 | 19 | Psd-00-046745 | 1,642.50 | 無 |
| 107 | FBDC | 31303 | 3 | 19 | Psd-00-046745 | 1,642.50 | 無 |
| 108 | FBDC | 31304 | 4 | 19 | Psd-00-046745 | 1,642.50 | 無 |
| 109 | FBDC | 31305 | | 20 | Psd-00-046745 | 8,608.00 | 無 |
| 110 | FBDC | 36139 | | 32 | PCS-00-009459 | 19,745.32 | 無 |
| 111 | FBDC | 36140 | 1 | 33 | PCS-00-009459 | 30,688.86 | 無 |
| 112 | FBDC | 40081 | 2 | | Psd-00-060299 | 25,939.00 | 無 |
| 113 | FBDC | 40082 | 3 | | Psd-00-060299 | 4,184.00 | 無 |
| 114 | FBDC | 40083 | 4 | | Psd-00-060299 | 3,516.00 | 無 |
| 115 | FBDC | 40085 | 6 | | Psd-00-060299 | 33,641.00 | 無 |
| 116 | FBDC | 40087 | 1 | | Psd-00-060334 | 20,556.00 | 無 |
| 117 | FBDC | 40089 | 3 | | Psd-00-060334 | 3,007.00 | 無 |

| | 登記擁有人 | TCT編號 | 地段編號 | 座號 | 分區規劃編號 | 土地面積(平方米) | 產權負擔/註解 |
|---|---|---|---|---|---|---|---|
| 72 | FBDC | 31306 | | 21 | Psd-00-046745 | 5,816.00 | 無 |
| 73 | FBDC | 31347 | | 50 | Psd-00-046745 | 5,816.00 | 無 |
| 74 | FBDC | 34442 | 1 | | Psd-00-049453 | 10,929.00 | 無 |
| 75 | FBDC | 34756 | | 2 | Pcs-00-008760 | 20,556.00 | 無 |
| 76 | FBDC | 36765 | 1 | | Psd-00-055082 | 2,305.00 | 條目編號1223/T-27125號 |
| 77 | FBDC | 36766 | 2 | | Psd-00-055082 | 2,818.00 | 條目編號1223/T-27125號 |
| 78 | FBDC | 36768 | 3 | | Psd-00-055082 | 3,268.00 | 條目編號1223/T-27125號 |
| 79 | FBDC | 31258 | | 2 | Psd-00-046745 | 36,289.00 | 無 |
| 80 | Capital Consortium Inc. | 34765 | 1號地段之部分(Psd 00-048094) | 第58座部分(Psd 00-046745) | Pcn-00-000825 | 6,828.00 | 條目編號1223/T-27125號 |
| 81 | FBDC | 31297 | 1 | 18 | Psd-00-046745 | 1,642.50 | 條目編號1550/T-35419號:以Banco de Oro之利益作出150,000,000披索之按揭<br>註冊日期: 二零零二年四月二十四日 |
| 82 | FBDC | 31298 | 2 | 18 | Psd-00-046745 | 1,642.50 | 條目編號1550/T-35419號 |
| 83 | FBDC | 31299 | 3 | 18 | Psd-00-046745 | 1,642.50 | 條目編號1550/T-35419號 |
| 84 | FBDC | 31300 | 4 | 18 | Psd-00-046745 | 1,642.50 | 條目編號1550/T-35419號 |
| 85 | FBDC | 35417 | 3 | | Psd-00-053382 | 3,454.00 | 條目編號1550/T-35419號 |
| 86 | FBDC | 35418 | 4 | | Psd-00-053382 | 1,727.00 | 條目編號1550/T-35419號 |
| 87 | FBDC | 35419 | 5 | | Psd-00-053382 | 1,728.00 | 條目編號1550/T-35419號 |
| 88 | FBDC | 35420 | 1 | | Psd-00-053379 | 2,305.00 | 無 |
| 89 | FBDC | 35421 | 2 | | Psd-00-053379 | 2,818.00 | 無 |
| 90 | FBDC | 35422 | 3 | | Psd-00-053379 | 3,454.00 | 無 |
| 91 | FBDC | 35423 | 4 | | Psd-00-053379 | 1,728.00 | 無 |
| 92 | FBDC | 35424 | 5 | | Psd-00-053379 | 1,727.00 | 無 |
| 93 | FBDC | 31333 | | 42 | Psd-00-046745 | 8,609.00 | 無 |
| 94 | FBDC | 31334 | 1 | 43 | Psd-00-046745 | 1,642.50 | 無 |
| 95 | FBDC | 31335 | 2 | 43 | Psd-00-046745 | 1,642.50 | 無 |

| | 登記擁有人 | TCT編號 | 地段編號 | 座號 | 分區規劃編號 | 土地面積（平方米） | 產權負擔／註解 |
|---|---|---|---|---|---|---|---|
| 58 | FBDC | 36760 | 6 | | Pcs-00-009465 | 1,627.00 | 條目編號2681/ T-31262號 |
| 59 | FBDC | 36762 | 8 | | Pcs-00-009465 | 1,755.00 | 條目編號4383/T-36762號修訂： 1st eBank Corp. Trust與Mortgage Trust Indenture之投資服務部訂立日期為一九九九年十二月十三日之修訂文件（抵押代替品），該文件於二零零零年九月六日就以本報告所載有關物業之86,000,000披索作為TCT31326號抵押代替品作出補充，惟該補充須受上述按揭信託契約之所有條款及條件所約束。<br>註冊日期： 二零零一年九月二十八日 |
| 60 | FBDC | 35411 | 3 | | Pcs-00-053376 | 1,600.00 | 條目編號1453/T-35411號，以Banco de Oro之利益作出一筆為數50,000,000披索之按揭<br>註冊日期： 二零零一年四月二十七日<br><br>條目編號3234/T-35411號，以Banco de Oro之利益作出之修訂，將按揭的作價增至120,000,000披索<br>註冊日期： 二零零一年七月十七日 |
| 61 | FBDC | 35413 | 5 | | Pcs-00-053376 | 2,463.00 | 條目編號1453/T-35411號<br>條目編號3234/T-35411號 |
| 62 | FBDC | 35414 | 6 | | Pcs-00-053376 | 1,782.00 | 條目編號335/T-35414號：以Banco de Oro利益作出一筆為數27,000,000披索之按揭<br>註冊日期： 二零零二年二月十三日 |
| 63 | FBDC | 36756 | 2 | | Pcs-00-009465 | 1,600.00 | 條目編號8977/T-31283號：以Sun Life of Canada Phils. Inc.之利益作出250,000披索之按揭<br>文據日期： 二零零零年九月十四日<br>註冊日期： 二零零零年九月二十日 |
| 64 | FBDC | 36757 | 3 | | Pcs-00-009465 | 2,144.00 | 條目編號8977/T-31283號 |
| 65 | FBDC | 36758 | 4 | | Pcs-00-009465 | 1,940.00 | 條目編號8977/T-31283號 |
| 66 | FBDC | 36759 | 5 | | Pcs-00-009465 | 1,736.00 | 條目編號8977/T-31283號 |
| 67 | FBDC | 36755 | 1 | | Pcs-00-009465 | 1,746.00 | 條目編號8977/T-31283號 |
| 68 | FBDC | 36761 | 7 | | Pcs-00-009465 | 1,827.00 | 條目編號2681/ T-31262號<br><br>條目編號4247/T-36761號，以Asia United Bank之利益作出44,000,000披索之按揭<br>註冊日期： 二零零二年十一月二十六日 |
| 69 | FBDC | 35410 | 2 | | Psd-00-053376 | 1,600.00 | 條目編號2681/ T-31262號 |
| 70 | FBDC | 35412 | 4 | | Psd-00-053376 | 1,600.00 | 條目編號2681/ T-31262號 |
| 71 | FBDC | 35409 | 1 | | Psd-00-053376 | 1,600.00 | 條目編號2681/ T-31262號 |

| | 登記擁有人 | TCT編號 | 地段編號 | 座號 | 分區規劃編號 | 土地面積（平方米） | 產權負擔／註解 |
|---|---|---|---|---|---|---|---|
| 34 | FBDC | 29511 | 3 | 11 | Pcs-00-007928 | 3,872.00 | 條目編號1223/T-27125號<br>條目編號10007/T-27255號 |
| 35 | FBDC | 29512 | 4 | 11 | Pcs-00-007928 | 4,435.00 | 條目編號1223/T-27125號<br>條目編號10007/T-27255號 |
| 36 | FBDC | 29513 | 5 | 11 | Pcs-00-007928 | 8,080.00 | 條目編號1223/T-27125號<br>條目編號10007/T-27255號 |
| 37 | FBDC | 29514 | 6 | 11 | Pcs-00-007928 | 4,519.00 | 條目編號1223/T-27125號 |
| 38 | FBDC | 29515 | 7 | 11 | Pcs-00-007928 | 4,413.00 | 條目編號1223/T-27125號 |
| 39 | FBDC | 29507 | 3 | 10 | Pcs-00-007928 | 5,138.00 | 條目編號1223/T-27125號<br>條目編號10007/T-27255號 |
| 40 | FBDC | 31262 | 1 | 6 | Psd-00-046745 | 1,600.00 | 條目編號2681/ T-31262號 |
| 41 | FBDC | 31263 | 2 | 6 | Psd-00-046745 | 1,600.00 | 條目編號2681/ T-31262號 |
| 42 | FBDC | 31264 | 3 | 6 | Psd-00-046745 | 1,600.00 | 條目編號2681/ T-31262號 |
| 43 | FBDC | 31265 | 4 | 6 | Psd-00-046745 | 1,600.00 | 條目編號2681/ T-31262號 |
| 44 | FBDC | 31266 | 1 | 7 | Psd-00-046745 | 1,585.00 | 條目編號2681/ T-31262號 |
| 45 | FBDC | 31267 | 2 | 7 | Psd-00-046745 | 1,585.00 | 條目編號2681/ T-31262號 |
| 46 | FBDC | 31268 | 3 | 7 | Psd-00-046745 | 1,585.00 | 條目編號2681/ T-31262號 |
| 47 | FBDC | 31269 | 4 | 7 | Psd-00-046745 | 1,585.00 | 條目編號2681/ T-31262號 |
| 48 | FBDC | 34444 | 1 | | Pcs-00-008685 | 11,132.50 | 條目編號1223/ T-27125號 |
| 49 | FBDC | 35405 | 2 | | Pcs-00-053380 | 1,673.00 | 條目編號2681/ T-31262號 |
| 50 | FBDC | 35406 | 3 | | Pcs-00-053380 | 3,347.00 | 條目編號2681/ T-31262號 |
| 51 | FBDC | 35408 | 5 | | Pcs-00-053380 | 2,233.00 | 條目編號2681/ T-31262號 |
| 52 | FBDC | 35800 | 1 | | Pcs-00-009466 | 2,002.00 | 條目編號2681/ T-31262號 |
| 53 | FBDC | 35801 | 2 | | Pcs-00-059466 | 1,747.00 | 條目編號2681/ T-31262號 |
| 54 | FBDC | 35802 | 3 | | Pcs-00-059466 | 2,052.00 | 條目編號2681/ T-31262號 |
| 55 | FBDC | 35850 | 1 | | Psd-00-055081 | 1,600.00 | 條目編號2681/ T-31262號 |
| 56 | FBDC | 35851 | 2 | | Psd-00-055081 | 1,600.00 | 條目編號2681/ T-31262號 |
| 57 | FBDC | 35852 | 3 | | Psd-00-055081 | 2,559.00 | 條目編號2681/ T-31262號 |

| | 登記擁有人 | TCT編號 | 地段編號 | 座號 | 分區規劃編號 | 土地面積（平方米） | 產權負擔／註解 |
|---|---|---|---|---|---|---|---|
| 25 | FBDC | 29577 | 2 | 3 | Pcs-00-007928 | 4,994.00 | 條目編號1223/T-27125號<br>條目編號10007/T-27255號<br><br>條目編號2966/T-29577號－特許授權書：根據日期為一九九九年十二月二十三日之Pool Formation & Trust協議，香港上海滙豐銀行有限公司作為信託人獲物業登記擁有人授予，斟洽銷售、決定及簽署、履行及交付有關文件編號506（Taguig公證人Atty. Charles Mercado一九九九年系列第I冊第36頁），所載物業之相關銷售契據。<br>文據日期：　一九九九年十二月二十四日<br>註冊日期：　二零零二年八月十六日<br>下午二時四十五分<br><br>條目編號2967/T-29577號－信託協議：根據Pool Formation & Trust協議，FBDC作為託管人茲委任香港上海滙豐銀行有限公司作為信託人，收取GCR所得款項XXX。倘違反協議且違反情況持續，則信託人可代表投資者根據特許授權書出售任何或全部剩餘地段，其後並可以所得款項扣減或悉數支付款項，惟須視乎回報有否不足或各GCR持有人之GCR餘額而定。Pool Formation & Trust協議第VI條所列示之其他詳情載於文件編號76（日期為一九九九年十二月二十三日，Taguig公證人Ma. Elizabeth Loriega一九九九年系列第I冊第17頁）。<br>註冊日期：　二零零二年八月十六日<br>下午二時四十六分 |
| 26 | FBDC | 29480 | 1 | 2 | Pcs-00-007928 | 2,745.00 | 條目編號1223/T-27125號 |
| 27 | FBDC | 29483 | 4 | 2 | Pcs-00-007928 | 2,500.00 | 條目編號1223/T-27125號 |
| 28 | FBDC | 29489 | 3 | 3 | Pcs-00-007928 | 5,908.00 | 條目編號1223/T-27125號<br>條目編號10007/T-27255號 |
| 29 | FBDC | 29493 | | 6 | Pcs-00-007928 | 5,817.00 | 條目編號1223/T-27125號<br>條目編號10007/T-27255號 |
| 30 | FBDC | 29506 | 2 | 10 | Pcs-00-007928 | 5,138.00 | 條目編號1223/T-27125號<br>條目編號10007/T-27255號 |
| 31 | FBDC | 29508 | 4 | 10 | Pcs-00-007928 | 5,139.00 | 條目編號1223/T-27125號<br>條目編號10007/T-27255號 |
| 32 | FBDC | 29509 | 1 | 11 | Pcs-00-007928 | 3,854.00 | 條目編號1223/T-27125號<br>條目編號10007/T-27255號 |
| 33 | FBDC | 29510 | 2 | 11 | Pcs-00-007928 | 4,471.00 | 條目編號1223/T-27125號<br>條目編號10007/T-27255號 |

| | 登記擁有人 | TCT編號 | 地段編號 | 座號 | 分區規劃編號 | 土地面積（平方米） | 產權負擔／註解 |
|---|---|---|---|---|---|---|---|
| 10 | FBDC | 31275 | 1 | 13 | Psd-00-046745 | 1,600.00 | 條目編號4357/T-31275號－按揭：以加拿大Sun Life Assurance Company之利益作出，為數兩億披索（2億披索）正，根據文件編號138（Makati City公證人Cecille Monette Borja一九九九年系列第VI冊第39頁）作出。<br>文據日期： 一九九九年七月三十日<br>註冊日期： 一九九九年八月四日<br>上午十時五十分 |
| 11 | FBDC | 31276 | 2 | 13 | Psd-00-046745 | 1,600.00 | 條目編號4357/T-31275號 |
| 12 | FBDC | 31277 | 3 | 13 | Psd-00-046745 | 1,600.00 | 條目編號4357/T-31275號 |
| 13 | FBDC | 31278 | 4 | 13 | Psd-00-046745 | 1,600.00 | 條目編號4357/T-31275號 |
| 14 | FBDC | 29478 | 10 | 1 | Pcs-00-007928 | 5.00 | 條目編號1223/T-27125號<br>條目編號10007/T-27255號 |
| 15 | FBDC | 29481 | 2 | 2 | Pcs-00-007928 | 2,203.00 | 條目編號1223/T-27125號<br>條目編號10007/T-27255號 |
| 16 | FBDC | 29482 | 3 | 2 | Pcs-00-007928 | 2,203.00 | 條目編號1223/T-27125號<br>條目編號10007/T-27255號 |
| 17 | FBDC | 29486 | 7 | 2 | Pcs-00-007928 | 2,385.00 | 條目編號1223/T-27125號<br>條目編號10007/T-27255號 |
| 18 | FBDC | 29487 | 8 | 2 | Pcs-00-007928 | 2,558.00 | 條目編號1223/T-27125號<br>條目編號10007/T-27255號 |
| 19 | FBDC | 29505 | 1 | 10 | Pcs-00-007928 | 5,139.00 | 條目編號1223/T-27125號 |
| 20 | FBDC | 34445 | 2 | | Pcs-00-008685 | 11,132.50 | 條目編號1223/T-27125號 |
| 21 | Capital Consortium, Inc. | 33478 | 1 | 5 | Pcs-00-007928 | 3,676.00 | 條目編號1223/T-27125號 |
| 22 | Capital Consortium, Inc. | 33479 | 2 | 5 | Pcs-00-007928 | 3,458.00 | 條目編號1223/T-27125號 |
| 23 | FBDC | 29485 | 6 | 2 | Pcs-00-007928 | 3,661.00 | 條目編號1223/T-27125號<br>條目編號10007/T-27255號 |
| 24 | FBDC | 29484 | 5 | 2 | Pcs-00-007928 | 3,661.00 | 條目編號1223/T-27125號<br>條目編號10007/T-27255號 |

| | 登記擁有人 | TCT編號 | 地段編號 | 座號 | 分區規劃編號 | 土地面積(平方米) | 產權負擔／註解 |
|---|---|---|---|---|---|---|---|
| 8 | FBDC | 37540 | 2 | | Pcs-00-009581 | 9,786.00 | 條目編號5872/T-31279號－總契據：公寓項目將名為BONIFACIO RIDGE。該項目將有A座及B座兩(2)座，合共有288個公寓單位及8個配套設施單位XXX。<br>註冊日期：一九九九年十二月二十二日下午二時一分<br><br>條目編號5872/T-31279號－限制聲明：整個項目的組成單位及面積均按本文件所載條件、局限、限制及契諾而持有、轉讓、作出產權負擔、使用、佔用及改良XXX。<br>註冊日期：一九九九年十二月二十二日下午二時一分<br><br>條目編號4674/T-37539號－總契據第一次修訂：FBDC按條目編號5872註冊的Bonifacio Ridge公寓項目307個指定車位將增加至383個車位。<br>註冊日期：二零零一年十月十五日下午三時五十分<br><br>條目編號2681/T-31262號 |
| 9 | FBDC | 37539 | 1 | | Pcs-00-009581 | 7,643.00 | 條目編號5872/T-31279號－總契據：公寓項目將名為BONIFACIO RIDGE。該項目將有A座及B座兩(2)座，合共有288個公寓單位及8個配套設施單位XXX。<br>註冊日期：一九九九年十二月二十二日下午二時一分<br><br>條目編號5872/T-31279號－限制聲明：整個項目的組成單位及面積均按本文件所載條件、局限、限制及契諾而持有、轉讓、作出產權負擔、使用、佔用及改良XXX。<br>註冊日期：一九九九年十二月二十二日下午二時一分<br><br>條目編號4674/T-37539號－總契據第一次修訂：FBDC按條目編號5872註冊的Bonifacio Ridge公寓項目307個指定車位將增加至383個車位。<br>註冊日期：二零零一年十月十五日下午三時五十分<br><br>條目編號2681/T-31262號 |

**附表A**

| | 登記擁有人 | TCT編號 | 地段編號 | 座號 | 分區規劃編號 | 土地面積(平方米) | 產權負擔／註解 |
|---|---|---|---|---|---|---|---|
| 1 | FBDC | 29473 | 5 | 1 | Pcs-00-007928 | 5,747.00 | 條目編號1223/T-27125號限制：<br>1) 該物業受制於Fort Bonifacio Development Corporation所作出日期為一九九六年十月十四日之契諾、條件及限制聲明（「聲明」）及任何有關修訂。<br>2) 該物業受制於Fort Bonifacio Development Corporation所作出日期為一九九六年十月十四日之設計標準及指引（「設計指標」）和任何有關變動及修訂（文件編號186（日期為一九九六年十月二十九日Makati City公證人Axel B. Aguirre, 一九九六年第III冊第39頁））。<br>註冊日期： 一九九六年十月二十九日 下午三時二十分<br><br>條目編號10007/T-27255號<br>基於呈請人Makati City代表律師Atty. Rogelio Marasigan呈遞之未決案件通知而發出之未決案件通知；茲通知已展開法律行動，有待上訴庭參照民事案編號96-554 (RTC, Br. 141, Makati City)及民事案編號63096(RTC, Br. 153, Pasig City，題為呈請人Makati City對答辯人Taguig市政府；及原告Taguig市政府對被告Makati City市政府）審理；案件涉及上述物業，編號為GR SP 54692號<br>文據日期： 二零零一年一月十八日<br>註冊日期： 二零零一年一月十九日 下午一時三十分 |
| 2 | FBDC | 29474 | 6 | 1 | Pcs-00-007928 | 3,371.00 | 條目編號1223/T-27125號 |
| 3 | FBDC | 31800 | 9B | 1 | Psd-00-046483 | 182.00 | 條目編號1223/T-27125號 |
| 4 | FBDC | 31802 | RL11-B | | Psd-00-046482 | 73.00 | 條目編號1223/T-27125號 |
| 5 | FBDC | 32534 | 9D | 1 | Psd-00-046485 | 274.00 | 條目編號1223/T-27125號 |
| 6 | FBDC | 35849 | 3 | | Psd-00-055155 | 1,946.00 | 條目編號2681/T-31262號 |
| 7 | FBDC | 36763 | 9 | | Pcs-00-009465 | 2,640.00 | 條目編號2681/T-31262號－契諾、條件及限制聲明：<br>1) 該物業受制於Fort Bonifacio Development Corporation所作出契諾、條件及限制聲明（「聲明」）及任何有關變動或修訂。<br>2) 該物業受制於Fort Bonifacio Development Corporation所作出日期為二零零一年九月十二日之設計標準及指引（「設計指標」）和任何有關變動或修訂。<br>文據日期： 二零零二年七月十九日<br>註冊日期： 二零零二年七月二十六日 下午二時二十四分 |

*附註：*

1. 根據由Picazo Buyco Tan Fider & Santos提供之菲律賓法律意見，物業之業權簡介載於附表A。

2. 其中三個地段上建有一幢4層高辦公室、一個1層高及兩個2層高購物中心。所有該等構建物座落於准許高密度發展用途的地段上。在進行估值時，吾等有考慮當時市場適用之土地價值。

3. 吾等獲物業登記擁有人知會，名為Bonifacio Ridge第一期之住宅項目預售住宅單位及車位之未繳餘額約5.829億披索（1.08千萬美元；8.41千萬港元），而估計完成住宅項目所需額外建築成本約10.88億披索（2.01千萬美元；1.57千萬港元）。

4. 由Picazo Buyco Tan Fider & Santos提供之菲律賓法律意見之要點概述如下：

   - 除附表A所載第21、22及80項之三(3)個地段外，附表A所載117份業權轉讓證書涉及之所有地段乃由Fort Bonifacio Development Corporation（「FBDC」）擁有，且屬永久業權。並非由FBDC擁有之三(3)個地段乃以Capital Consortium, Inc.（「CCI」）（據瞭解為FBDC擁有89.62%權益之合營企業）的名義註冊；此等業權由CCI擁有，且屬永久業權。除附表A所示外，附表A所載物業權益（「物業」）並無附帶任何記錄留置權、產權負擔或轉讓限制。

   - 附表A所載之所有地段均為已註冊土地，而所述之各地段之業權屬永久業權。

   - 待附表A所載按揭及隨附抵押文件獲解除或獲得有關受押人同意後，即使附表A第8欄所披露該等地段的產權負擔，FBDC及CCI有權將附表A所載彼等各自之地段出售、轉讓及按揭，而附表A所載該等地段之業權屬良好及可予銷售。

   - BLC及BCDA於FBDC擁有之股權分別為55%及45%，而FBDC及Social Security System於CCI擁有之股權則分別為89.62%及10.38%。

# 估值證書

<table>
<tr><th>物業</th><th>概況及年期</th><th>佔用詳情</th><th>於二零零三年<br>二月二十六日<br>現況下之資本值</th></tr>
<tr>
<td>菲律賓馬尼拉大都會Taguig市的Fort Bonifacio Global City的土地及增建<br><br>（附註1）</td>
<td>物業包括117個可供銷售地段，當中包括座落於Big Delta的31個地段、位於Big Delta擴建區內的40個地段、位於Big Delta外圍內的44個地段及位於I-Village的2個地段。該等地段的土地限作為住宅或其他混合用途。<br><br>其中3個地段上建有一幢4層高辦公室、一個1層高及兩個2層高購物中心。已落成建築物的總樓面面積約25,128.57平方米。<br><br>另一地段正進行住宅發展項目的興建工程。該發展項目的建議總樓面面積約36,728.36平方米，可提供288個住宅及7個商用單位，以及383個車位。131個住宅單位及159個車位已預售。<br><br>物業的總地盤面積約537,076.18平方米，面積用途分析如下：<br><br>
<table>
<tr><th></th><th>平方米</th></tr>
<tr><td>有基建設施地段</td><td>214,862.18</td></tr>
<tr><td>未發展土地</td><td>269,770.00</td></tr>
<tr><td>總空置土地</td><td>484,632.18</td></tr>
<tr><td>建有樓宇的4個地段</td><td>52,444.00</td></tr>
<tr><td>總面積</td><td>537,076.18</td></tr>
</table>
<br>物業的土地使用權屬於永久業權。</td>
<td>總面積約96,826.70平方米的物業部分按象徵性租金以不同租約出租，而大部分租賃年期為期10年以上。<br><br>已落成樓宇的若干單位以多份租約出租，每月總租金約5,419,004披索，而最遲屆滿日期為二零一六年八月三十一日。<br><br>餘下地段現時空置。</td>
<td>190億披索<br>（3.515億美元或27.419億港元）</td>
</tr>
</table>

吾等並無實地測量，以核實物業之地盤面積，亦無進行實地視察，以釐定土壤狀況及設施等是否適合發展。於進行估值時，吾等已假設該等物業在有關方面的狀況良好，且並無考慮因過往用途可能產生之任何污染或土地污染。

吾等之估值並無考慮物業權益所拖欠之任何押記、按揭或債項，以及出售成交時可能產生之任何開支或稅項。除非另有註明，吾等假設物業權益並無附帶可影響其價值之繁重產權負擔、限制及支出。

在事前未取得本所書面同意其形式及涵義的情況下，任何人士一概不得於任何公開文件、通函或聲明刊載或引述本函件及估值證書全文或任何部分或以任何形式發表。

除非另有註明，所有款額均以菲律賓披索（「披索」）為單位。於適用情況下，吾等已按估值日適用的匯率1美元兌54.05披索兌7.8港元將港元折算為披索。

茲隨本通函附奉估值證書及估值報告。

此致

香港中環
康樂廣場八號
交易廣場第二座二十四樓
第一太平有限公司
董事會　台照

代表

**CB Richard Ellis Philippines, Inc.**
*高級估值師*
**Gregory B. Billedo**
*牌照編號：NCR 00356-02REA*

**世邦魏理仕有限公司**
**大中華區估值及諮詢服務部**
*執行董事*
**余錦雄**
*BSc (Hons), FRICS, FHKIS, RPS (GP)*

謹啟

二零零三年二月二十六日

(c)　在任何較早之假定交換合約日期之市場狀況、價值水平及其他情況均與估值當日相同；

(d)　不考慮有特殊興趣之準買家之任何追加出價；及

(e)　交易雙方均在知情、審慎及自願之情況下進行交易。」

誠如協議所述，吾等之工作範圍包括就位於菲律賓馬尼拉大都會Taguig市的Fort Bonifacio Global City的多個地段（土地及增建）（「物業」）進行估值。吾等根據現行租約將該等地段當作單一物業權益進行估值。

吾等之估值乃假定擁有人於公開市場將物業出售時，並無憑藉遞延條款合約、售後租回、合營企業、管理協議或任何類似安排，以增加物業之價值。

吾等參考市場上可供比較的銷售個案對物業進行估值。吾等在頗大程度上倚賴FBDC提供之資料，並接納FBDC就FBDC應佔權益、年期、規劃批文、法定通告、位置、樓面面積及發展成本之資料提供予吾等之意見。估值證書所載尺寸、量度及面積乃依據吾等所獲提供文件所載資料為基準，故僅為約數。

雖然吾等在審閱所獲提供之資料及作出有關查詢時已謹慎行事，惟吾等並無詳細審查文件正本（如有），與吾等所獲副本是否相符。吾等並無理由懷疑FBDC提供予吾等對估值而言重要的資料的真實性及準確性。吾等亦已獲FBDC知會，所提供的資料並無遺漏任何重大事宜。

吾等獲提供有關於物業權益業權文件之摘錄及由菲律賓合資格律師Picazo Buyco Tan Fider & Santos提供之法律意見（「菲律賓法律意見」）。

吾等曾就估值視察物業，惟在視察過程中，並無發現任何嚴重損毀。就樓宇本身而言，吾等並無進行結構測量或對樓宇的設施進行任何測試。故此，吾等無法呈報物業是否確無腐朽、蟲蛀或有其他結構損毀。

世邦魏理仕
CB Richard Ellis

CB Richard Ellis Limited
Suite 3401 Central Plaza
18 Harbour Road
Wanchai, Hong Kong
T (852) 2820 2800
F (852) 2810 0830
香港灣仔港灣道十八號
中環廣場三四零一室
電話 (852) 2820 2800
傳真 (852) 2810 0830
www.cbre.com
www.cbre.com.hk

地產代理（公司）牌照號碼
Estate Agent's Licence (Co.) No. C-004065

敬啟者：

**有關：位於菲律賓馬尼拉大都會Taguig市的Fort Bonifacio Global City的土地及增建（「物業」）**

吾等遵照 閣下近期之指示，對Fort Bonifacio Development Corporation（「FBDC」）在菲律賓持有標題所述物業的物業權益進行估值，該物業乃涉及與Evergreen Holdings, Inc.及Ayala Land, Inc.（「EA集團」）於菲律賓進行的公司交易。吾等證實曾視察該物業，並作出有關查詢，並收集吾等認為必需之其他資料，以向 閣下呈述吾等對該物業權益於二零零三年二月二十六日（「估值日」）之資本價值提供意見。

吾等對物業權益之估值乃根據其公開市值，所謂「公開市值」，就吾等所下定義而言，為「對某項物業之權益於估值日在下列假設情況下以現金代價無條件出售之最高價格：

(a) 有自願賣方；

(b) 於估值日前，有一段合理時間（視乎物業性質及市況而定）對物業作適當推銷、協商價格及條款，以完成該項出售；

## 債項

於二零零二年十二月三十一日，第一太平集團尚未償還負債為：

- 有抵押銀行貸款及其他貸款共4.043億美元（31.535億港元）及無抵押銀行貸款及其他貸款共8.884億美元（69.295億港元）；
- 有抵押貸款資本1.8百萬美元（1.40千萬港元）及無抵押貸款資本1.84千萬美元（1.435億港元）；及
- 為聯營公司的信貸額提供9.26千萬美元（7.223億港元）擔保。

以上所述之負債並不包括集團旗下聯營公司尚未償還之債項。外幣金額已採用二零零二年十二月三十一日收市時適用之匯率概約折算。

除以上所述及不包括由集團公司間往來所引致之債務外，於二零零二年十二月三十一日收市時，第一太平集團旗下公司並無拖欠任何按揭、抵押、債券或其他貸款資本或銀行透支、貸款或其他相若債項或分期付款購買承諾、擔保或其他重大或然負債或資本承擔，然而因一般正常業務運作而引致的承擔則不在此限。

## 財務及貿易前景

本公司現正積極處理其現約1.874億美元（14.617億港元）的債務。作為此策略的一部份及誠如「本公司函件」中所述，自二零零一年十月三十一日起，本公司已與MPC共同探討出售MPC持有於BLC的72.9%控制性權益的機會，以使MPC能償還尚欠的Larouge貸款。本公司從Larouge交易中所得之作價將減低第一太平集團的整體債務。因此，Larouge交易對本公司及第一太平集團的持續減債行動起支持作用，從而改善公司財務及業務前景。

## 重大轉變

自二零零一年十二月三十一日（即第一太平集團最近期之經審核財政報告編製日）以來，就各董事所知，第一太平集團之財政或貿易狀況並無任何重大逆轉。

(e) 於交易完成時，第一太平作為MPC的控股股東，預期將受惠於MPC財務狀況及前景的改善。

## 建議

於考慮上述Larouge協議的各項主要因素及理據及條款後，吾等認為Larouge 交易的條款對獨立股東而言乃屬公平及合理。因此，吾等提議獨立董事委員會建議獨立股東投票批准本通函第56至57頁所載「股東特別大會通告」有關Larouge交易的普通決議案。

此致

第一太平有限公司
*獨立董事委員會* 台照

代表
**洛希爾父子(香港)有限公司**
授權簽署人
**周國榮**
*董事*

二零零三年二月二十八日

*iii) 負債淨額*

第一太平集團於截至二零零二年六月三十日止之負債淨額(按銀行借貸減現金及銀行存款計算)約9.723億美元(或相等於約75.839億港元)。於交易完成後,以備考基準計算,其將減少至約7.867億美元(或相等於約61.363億港元)。此主要是由於第一太平將Larouge交易所收取之現金淨額用以償還其債項,及於交易完成後不再將BLC及FBDC綜合入賬而減少第一太平集團的整體負債水平。

於考慮上述之估計財務影響後,尤其是預期可減低第一太平集團的負債淨額及改善其收益,吾等認為Larouge交易對獨立股東而言乃屬公平及合理。

## 摘要

根據以上所述主要因素及理據,吾等敬請各股東留意以下之主要理據而達至吾等的結論:

(a) MPC自Larouge貸款的原先到期日(即二零零一年十月三十一日)仍未能償還貸款及Larouge交易是現時能為第一太平收回Larouge貸款全數本金的最佳選擇;

(b) Larouge交易之作價是與EA集團(其與第一太平集團沒有關連)透過正常商業條款及公平磋商後而釐定的;

(c) Larouge 交易中BLC 50.4%權益的引伸作價淨額較其備考應佔資產淨值為高(此淨值已考慮獨立的物業估值);

(d) 於交易完成時,預期將減低第一太平集團的負債淨額及改善其收益;及

## 5. 對第一太平集團之財務影響

由於執行交易將導致MPC出售其於BLC的 50.4%權益，MPC於BLC的直接權益將由約72.9%減低至約22.5%，而第一太平於BLC的應佔權益則將由約58.8%減低至約18.1%。因此，BLC將不再為MPC的附屬公司，而MPC集團及第一太平集團將不會把BLC以綜合會計方式入賬。於交易完成後，MPC及第一太平會將BLC以權益會計法入賬。

*i) 收益*

根據吾等與董事會之討論，交易預期不會對第一太平集團的收益即時構成重大影響，除以上「4. Larouge貸款中尚欠餘額」一節中所述，由於就Larouge貸款中須償還的本金外，免收部份其他餘額而產生估計約3.9百萬美元(或相等於約3.04千萬港元)的一次性虧損，及當Larouge交易完成後而第一太平亦將所收取之淨額用以償還其債務而每年節省利息估計約4.5百萬美元(或相等於約3.51千萬港元)，及減低第一太平集團佔BLC虧損淨額的部份。僅供參考之用，以備考基準計算第一太平集團於截至二零零一年十二月三十一日止年度，佔BLC虧損淨額將由約38.856億披索(或相等於約7.61千萬美元或約5.938億千萬港元)減少至約11.961億披索(或相等於約2.34千萬美元或約1.828億港元)。再者，在長遠而言，董事會認為第一太平集團於交易完成後，可從MPC財務狀況及前景獲改善而得益。

*ii) 股東虧損*

根據吾等與董事會的討論，完成交易對第一太平集團的股東虧損將不會有重大影響。

## 3. Larouge協議的條件

Larouge協議能否完成有賴各項條件是否已獲履行，包括於股東特別大會中通過批准相關Larouge交易的決議案及完成MPC交易，其詳情列載於「本公司函件」一節中的細分節「Larouge交易的先決條件」。

## 4. Larouge貸款中尚欠餘額

誠如「本公司函件」的細分節「Larouge貸款中尚欠餘額」中所述，第一太平及MPC董事會已同意就Larouge貸款中須償還的本金外，免收部份其他餘額。此實際上將會把餘額減低至第一太平提供予MPC的Larouge貸款的融資成本。於此安排下，於截至二零零三年三月三十一日止，有關Larouge貸款中尚欠餘額將減低至約7億披索（或相等於約1.3千萬美元或約1.01億港元）。此將成為MPC拖欠Larouge之無抵押及不含利息的債項，並須在Larouge提出要求時償還。

根據與董事會的討論，吾等了解第一太平就有關Larouge貸款中尚欠餘額已對MPC集團的償還能力作出全面的研究及評估。再者，董事會亦考慮到MPC將繼續為第一太平擁有80.6%權益的附屬公司，及於是項交易成功完成後，MPC的任何財務狀況改善，在長遠而言對第一太平將可受惠。經考慮上述因素及理據，第一太平及MPC就同意此項安排對第一太平集團整體利益最為有利。而且，MPC及第一太平董事會均認為於是項交易成功完成及MPC集團的財務狀況得以逐步改善後，有關Larouge貸款中尚欠餘額最終應可償還。

及結算安排，乃由第一太平、MPC及EA集團（此集團並與第一太平，MPC或其附屬公司或其董事、行政總裁或主要股東或彼等之任何聯繫人士沒有關連）透過正常商業條款及公平磋商而釐定。

由於根據MPC協議MPC將轉交於BLC的50.4%有抵押權益，及將轉讓6.55億披索（或相等於約1.21千萬美元或約9.45千萬港元）的BLC票據予EA集團作為償還Larouge貸款的實物，以9千萬美元（或相等於約7.02億港元）現金作價總額出售Larouge貸款及繼而根據MPC協議償還Larouge貸款而引伸予BLC 50.4%權益之作價淨額約為7.79千萬美元（或相等於約6.076億港元）。

吾等在分析Larouge交易的作價之合理性時已就以上所述BLC 50.4%權益之引伸作價淨額與此權益之應佔BLC備考資產淨值作比較。而此備考資產淨值亦已考慮由世邦魏理仕所作之獨立物業估值報告，其詳情列載於本通函附錄二部份）。誠如刊載於「本公司函件」中細分節「FBDC的物業估值及作價」中所述，BLC 50.4%權益的應佔備考資產淨值約39.847億披索（或相等於約7.37千萬美元或約5.75億港元）。按此，以先前所述BLC 50.4%權益之引伸作價淨額約7.79千萬美元（或相等於約6.076億港元）較先前所述此權益的應佔備考資產淨值約有5.7%溢價。

基於作價乃與EA集團（其與第一太平集團沒有關連）透過正常商業條款及公平磋商後而釐定，而BLC 50.4%權益之引伸作價淨額較此權益之應佔備考資產淨值高，吾等認為Larouge交易中的作價對獨立股東而言乃屬公平及合理。

2. **Larouge協議**

*i) 將被出售貸款及將被轉讓抵押品*

茲參照Larouge協議，Larouge已附帶條件地同意以9千萬美元（或相等於約7.02億港元）現金作價出售及轉讓，及EA集團已附帶條件地同意收購Larouge貸款（聯同已抵押的50.4%BLC權益），但作價將就匯率作出若干調整（請參閱下文細分節「2.ii）作價」之詳儘討論）。Larouge交易條款及條件的詳情載列於「本公司函件」中的細分節「Larouge交易」中。

BLC為一家菲律賓地產投資控股公司及其主要資產是於FBDC（一項與菲律賓政府合作的合營項目）的55.0%權益。FBDC是位於菲律賓馬尼拉「Bonifacio Global City」項目的發展商。有關BLC的進一步資料，包括有關財務資料，已載於「本公司函件」中「有關BLC的資料」一節中。

*ii) 作價*

Larouge貸款本金金額之總作價（須就匯率作出若干調整）為9千萬美元（或相等於約7.02億港元），相等於Larouge貸款的面值。於Larouge交易完成時，將由EA集團以合共相等於(a)4.5千萬美元（或相等於約3.51億港元）；及(b)相等於4.5千萬美元（或相等於約3.51億港元）的披索金額（以匯率1美元兑53披索折算）以平均參考利率折算為美元。就以最後實際可行日期的匯率1美元兑54.05披索計算，Larouge按Larouge交易之估計可收回總額約為8.91千萬美元（或相等於約6.952億港元）。根據吾等與董事會之討論，吾等得知作價，包括作價總額9千萬美元（或相等於約7.02億港元）

備忘錄於二零零二年十月二日終止），因此最終沒有完成出售計劃。董事會考慮到在過去的十六個月MPC及第一太平均竭盡所能努力嘗試協助MPC籌集資金以償還Larouge貸款（包括上文提及出售BLC控制性權益的計劃），認為Larouge交易是第一太平目前取回Larouge貸款的全數本金最好的選擇。

在MPC方面，Larouge交易可令MPC履行MPC協議，而MPC協議將會涉及以BLC之50.4%權益及將6.55億披索（或相等於約1.21千萬美元或約9.45千萬港元）的BLC票據轉讓作為償還Larouge貸款，藉此減低MPC集團的整體負債水平。有關MPC交易的詳情載於「本公司函件」之分段標題為「MPC交易」內。同時，「本公司函件」亦指出，鑒於Ayala Land在菲律賓地產業的領導地位，相信引進EA集團作為Bonifacio Global City項目的新地產發展夥伴，將可有助擴展這個地產發展項目及改善其前景。

至於第一太平方面，Larouge交易可令其取回Larouge貸款全數本金，所得的款項淨額將用作清還其債項，其中大部份的債項將於二零零三年十二月到期。至二零零三年三月底，即Larouge交易預期完成時間，Larouge貸款中尚欠餘額，即根據Larouge貸款須償還予Larouge的本金外的還款，估計約為7億披索（或相等於約1.3千萬美元或約1.01億港元）。介時，該筆餘額將轉為一項由MPC對Larouge之無抵押及不含利息的債項（有關進一步的討論詳情請參閱下文標題「4. Larouge貸款中尚欠餘額」）。由於第一太平在交易完成後仍為MPC80.6%權益的控制性股東，相信在成功完成交易後MPC的財務狀況得以改善，第一太平亦將因此受惠。

基於上述因素，特別是Larouge交易是第一太平目前取回Larouge貸款全數本金的最好的選擇。同時，完成交易預期可使第一太平集團整體財務狀況得以改善，吾等認為就獨立股東而言，參與Larouge交易的理據乃屬公平及合理。

董事已向吾等確認當中並無遺漏任何重要事實，而吾等亦不知悉存在任何事實或情況從而令致提供予吾等之資料及向吾等作出之陳述失實、不確或產生誤導。吾等無理由懷疑董事向吾等提供之資料及作出之陳述之真確性、準確性及完整性。董事願就通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認據彼等所知及所信，並無遺漏任何重大事實，致令通函之任何聲明產生誤導。吾等認為已獲得充分資料以達致有根據之見解，作為吾等作出建議之合理根據。然而，吾等並無就第一太平、MPC、BLC、FBDC或任何彼等各自之附屬公司之業務及事務進行獨立之深入調查。

## LAROUGE協議之主要因素及理據

在達致吾等之意見時，吾等已考慮下列主要因素及理據：

### 1. 背景及理據

Larouge交易是由Larouge、EA集團及Greenfield Development為落實由MPC推行的MPC協議而簽訂的，有關的細則詳列於「本公司函件」的「交易」一節內。

Larouge貸款是由第一太平透過Larouge於二零零一年四月向MPC提供之貸款，而該筆貸款之年利率訂為15%，並以BLC之50.4%股份權益作為抵押。最初，該筆貸款之到期日為二零零一年十月三十一日。其後由於MPC無法於原先到期日清還貸款，而將貸款到期日順延至二零零一年十二月三十一日。MPC就此事項一直尋求出售其於BLC之72.9%股份權益的機會以籌集足夠款項償還Larouge貸款。同時，由於Larouge是一有抵押債權人，第一太平自二零零一年十月開始一直與MPC共同處理出售有關的BLC控制性權益。根據吾等與董事會之討論，吾等得知第一太平曾與多個其他有興趣人士商討，其中包括Gokongwei集團，而有關出售第一太平集團於Philippine Long Distance Telephone Company及MPC於BLC之權益的協議備忘錄已於二零零二年六月四日簽署（其後該協議

ROTHSCHILD

敬啟者：

## 關連交易
## 出售及轉讓LAROUGE貸款及BONIFACIO LAND CORPORATION之50.4%已抵押股份予EVERGREEN HOLDINGS, INC.及AYALA LAND, INC.

關於二零零三年二月二十八日第一太平寄發予各股東之通函（「通函」）中詳述之Larouge交易，本函件為通函中其中一部份。洛希爾獲委任為獨立財務顧問，就於獨立股東而言Larouge交易之條款是否公平和合理而向獨立董事委員會提供獨立財務意見。

除文義另有所指外，本函件用語之涵義與通函之釋義相同。本函件中所用的匯率與列於通函中附錄三相同。

由於(a)第一太平及MPC若干董事（即彭澤倫先生及唐勵治先生），亦為第一太平及MPC的股東，而麥國希先生為第一太平、Larouge、BLC及FBDC的董事，亦是第一太平的股東；及(b)Larouge交易的完成將修改原先於二零零一年四月由第一太平獨立股東批准的Larouge貸款條文。按照上市規則第十四章規定，Larouge交易構成第一太平一項關連交易。因此，Larouge交易須於股東特別大會中獲獨立股東批准。

吾等在擬備推薦意見時，依賴第一太平集團所提供之資料及事實，並假定向吾等所作之任何陳述於本通函日期在各方面乃屬真實、準確及完整及可予信賴。吾等亦假設通函所載或所指之一切資料、陳述及意見包括由獨立估值師世邦魏理仕對土地之估值（同時向世邦魏理仕提供之資料及陳述在各方面均為真實及準確）均為公平和合理，並可以此為依據。

洛希爾父子（香港）有限公司
香港特別行政區
中環遮打道16-20號
歷山大廈16樓

電話：(852) 2525-5333
傳真：(852) 2868-1728
(852) 2810-6997

FIRST PACIFIC

# FIRST PACIFIC COMPANY LIMITED
# 第一太平有限公司

*(於百慕達註冊成立之有限公司)*

敬啟者：

**出售及轉讓LAROUGE貸款及BONIFACIO LAND CORPORATION之50.4%已抵押股份予EVERGREEN HOLDINGS, INC.及AYALA LAND, INC.**

茲參照日期為二零零三年二月二十八日的通函(「通函」),本函件為其中一部份;除非本函件內文另有所指,否則文中所用詞彙與通函中所使用者均具有相同意義。

吾等被委任為獨立董事委員會成員,就Larouge交易之條款對獨立股東而言是否公平及合理向　閣下提供意見。

敬請　閣下參閱刊載於本通函第8至24頁之本公司函件,以及刊載於本通函第26至34頁之洛希爾提供意見之函件。

經考慮Larouge交易之條款及條件、洛希爾提供的意見及本公司函件內所載的其他主要因素,吾等認為Larouge交易的條款對獨立股東而言實屬公平及合理。

吾等因此建議獨立股東投票贊成通過刊載於本通函第56至57頁召開股東特別大會通告中列載批准Larouge交易的普通決議案。

此致

*獨立股東*　台照

*獨立董事委員會*
**陳坤耀教授**
**及**
**鄧永鏘**
謹啟

二零零三年二月二十八日

隨函附奉股東特別大會之代表委任表格。無論獨立股東能否出席此大會，務請填妥及儘早或在任何情況下不少於大會舉行四十八小時前交回代表委任表格至第一太平之總辦事處(致:公司秘書部)，地址為中國香港特別行政區中環康樂廣場八號交易廣場第二座二十四樓，方為有效。即使填妥及交還此代表委任表格，股東仍有權親身出席並在大會中投票。

### 建議

董事會認為交易的條款實屬公平及合理，並對第一太平所有股東均為有利，故建議獨立股東於股東特別大會中投票贊成通過建議交易之普通決議案。

本公司已成立獨立董事委員會，以考慮Larouge交易之條款對獨立股東而言是否公平及合理。獨立董事委員會由獨立非執行董事陳坤耀教授，CBE、太平紳士及鄧永鏘先生，OBE組成。

在獲取洛希爾所提供的意見後，獨立董事委員會向獨立股東作出建議，表示Larouge交易之條款對獨立股東而言實屬公平及合理。故此，獨立董事委員會建議獨立股東於股東特別大會中投票贊成通過Larouge交易的普通決議案。

### 附加資料

本通函附錄載有附加資料，敬希垂注。

此致

*列位股東* 台照

承董事會命
**第一太平有限公司**
**龐諾德**
*執行董事兼公司秘書*
謹啟

二零零三年二月二十八日

## 香港監管事宜

根據第一太平集團最新之經審核有形資產淨額計算，按照上市規則第十四章規定，交易構成第一太平一項主要交易。

Larouge為第一太平全資擁有之附屬公司，而第一太平集團則持有MPC 直接及間接應佔經濟權益合共80.6%。由於Larouge交易將導致更改Larouge貸款之原先條款，該等條款已於二零零一年四月十一日舉行之股東特別大會中獲本公司獨立股東批准（有關Larouge貸款，請股東參閱本公司於二零零一年三月二十六日發表之公告及日期為二零零一年三月二十八日之股東通函）。因此，根據上市規則第十四章規定，Larouge交易構成第一太平一項關連交易，並須獲獨立股東批准。

本公司已成立獨立董事委員會以考慮Larouge交易，並就Larouge協議條款對獨立股東而言是否公平和合理提出建議。洛希爾已被聘用為獨立財務顧問，就是項交易向獨立董事委員會提供意見。

## 股東特別大會

有關於二零零三年三月十九日（星期三）中午十二時正假中國香港特別行政區中環康樂廣場八號交易廣場第二座四十七樓美國會所之華盛頓廳召開的股東特別大會通告已詳列於本通函第56至57頁。於股東特別大會中，本公司將建議股東批准是項交易的普通決議案。

First Pacific Investments (B.V.I.) Limited及First Pacific Investments Limited均為第一太平的股東，合共持有第一太平已發行股本之44.52%；此兩股東已承諾於即將召開的股東特別大會中投票贊成批准是項交易的普通決議案。

於最後實際可行日期，彭澤倫先生及唐勵治先生合共持有19,158,888股第一太平股份，佔第一太平已發行股本之0.6%；及合共持有18,099,412股MPC 股份，佔MPC已發行股本少於2%。彭澤倫先生及唐勵治先生均為第一太平及MPC董事。於最後實際可行日期，麥國希先生持有877,991股第一太平股份。麥國希先生為第一太平、Larouge、BLC及FBDC的董事。

彭澤倫先生、麥國希先生及唐勵治先生及其各自相關連人士（按上市規則所指），將於即將召開的股東特別大會中，就有關批准交易的普通決議案放棄其投票權。

於二零零一年十二月三十一日止年度，第一太平已將其於MPC的7.47億美元（58.266億港元）投資，作出6.488億美元（50.606億港元）的減損撥備，從而將MPC經調整的賬面值減低至尚未償還的Larouge貸款總值。於二零零一年十二月三十一日，此值為9.82千萬美元（7.66億港元），相等於本金9千萬美元（7.02億港元）及計至二零零一年十二月三十一日之未償還利息8.2百萬美元（6.4千萬港元）。

## 有關BLC的資料

第一太平集團（透過其菲律賓聯號公司）現時持有MPC直接及間接應佔經濟權益合共80.6%。MPC則持有BLC之72.9%控制性權益。因此，第一太平集團現時持有BLC直接及間接應佔經濟權益之58.8%，而BLC則持有FBDC 55.0%權益。FBDC是與菲律賓政府於一九九五年展開的合作合營項目，旨在將前菲律賓軍事基地中的157公頃土地部份重新發展為新馬尼拉大都會的商業中心區，名為「Bonifacio Global City」。

於二零零零年及二零零一年，第一太平於BLC的平均應佔直接及間接權益分別為53.4%及54.8%。於二零零零年及二零零一年，BLC之除税前及除税後盈利淨額，及於二零零零年及二零零一年十二月三十一日止年度BLC之股東權益詳列如下：

| **截至二零零零年十二月三十一日止年度** | *披索*<br>*百萬* | *美元*<br>*百萬* | *港元*<br>*百萬* |
|---|---|---|---|
| 未扣除税項及特殊項目前之盈利淨額 | 2.4 | 0.1 | 0.4 |
| 扣除税項及特殊項目後之盈利淨額 | 2.4 | 0.1 | 0.4 |
| **於二零零零年十二月三十一日** | | | |
| 股東權益 | 26,873.3 | 537.9 | 4,195.6 |

| **截至二零零一年十二月三十一日止年度** | *披索*<br>*百萬* | *美元*<br>*百萬* | *港元*<br>*百萬* |
|---|---|---|---|
| 未扣除税項及特殊項目前之虧損淨額 | (6,608.2) | (129.5) | (1,009.9) |
| 扣除税項及特殊項目後之虧損淨額 | (6,608.2) | (129.5) | (1,009.9) |
| **於二零零一年十二月三十一日** | | | |
| 股東權益 | 21,144.8 | 409.8 | 3,196.3 |

基於上文所載之物業估值，MPC所持BLC之50.4%權益之物業應佔價值為58.71億披索（1.086億美元；8.472億港元）。在扣除BLC及FBDC於此權益應佔之負債淨額，約為18.863億披索（3.49千萬美元；2.722億港元）後，MPC所持BLC之50.4%權益應佔之備考資產淨值為39.847億披索（7.37千萬美元；5.75億港元）。MPC所持BLC之50.4%權益的備考資產淨值及面值6.55億披索（1.21千萬美元；9.45千萬港元）之BLC票據總值合共為46.397億披索（8.58千萬美元；6.695億港元），或約相等於作價之96.2%，均會於完成交易時轉讓予EA集團。

## 交易理據及資金運用

自二零零一年十月三十一日起，因MPC已表明MPC將無法於原先到期日清償Larouge貸款，當Larouge同意將Larouge貸款到期日順延至二零零一年十二月三十一日時，本公司已與MPC開始探討出售MPC持有於BLC之72.9%股權的機會，旨在償還尚欠的Larouge貸款及其他債務。預計交易所得款項將可用作償還9千萬美元（7.02億港元）貸款，相等於Larouge貸款中尚未償還的本金部份，並相應減低MPC的負債。再者，引進EA集團，包括菲律賓首要的地產發展商作為Fort Bonifacio具控制權的投資者，預計將可增進發展，並可加快擴展Bonifacio Global City之發展項目及改善其前景。

倘若交易如期進行，所得之作價，於扣除第一太平因有關交易而招致之費用後，將用作償還第一太平尚欠之債務，於最後實際可行日期，第一太平債務餘額為1.874億美元（14.617億港元），從而提升第一太平的財務狀況。

## 交易條款

交易條款乃由各參與方經過正常商業條款及公平磋商後而釐定。董事會認為交易條款乃公平及合理及對所有第一太平股東均為有利。

## 交易對第一太平集團之財務影響

倘若交易如期進行，第一太平將不會錄得任何重大盈利或虧損。交易將使MPC持有BLC的直接權益由72.9%下降至22.5%，而第一太平的應佔權益則由58.8%下降至18.1%。因此，MPC及第一太平將停止將BLC以綜合會計方式入賬，是項投資從此將當作聯營公司並以權益會計法入賬。

三月三十一日前完成MPC協議，或已終止Larouge協議；或(b)根據ING信貸協議產生失責的情況下，則EA集團將有權終止有關協議而無需支付任何罰金或負上任何責任，惟根據MPC協議範圍所限者除外。

**完成MPC交易**

MPC協議規定MPC交易可按EA集團的選擇，於(a) BLC股東按BLC公司章程於30日期限內行使其優先拒絕權之期限屆滿後，或(b) 於此期限屆滿前展開完成交易程序及於此期限終結後完成交易。

若MPC未能或拒絕履行或令致履行若干先決條件（與上文「簽署正式執行協議的條件」一節所述的先決條件不同）達致EA集團滿意，或因MPC或Larouge未能或拒絕根據MPC協議條款完成交易，除若干例外情況外，則MPC（但非Larouge或第一太平）將須向EA集團賠償罰金3.275億披索（6.1百萬美元；4.73千萬港元）及支付EA集團因MPC交易而招致的若干費用。MPC此項責任受完成交易前之抵押協議約束。

若EA集團未能或拒絕履行或令致履行若干先決條件（與上文「簽署正式執行協議的條件」一節所述的先決條件不同）達致MPC滿意，或因EA集團拒絕根據MPC協議條款完成交易，除若干例外情況外，則EA集團將須向MPC賠償罰金3.275億披索（6.1百萬美元；4.73千萬港元）及支付MPC因MPC交易而招致的若干費用。EA集團此項責任受抵押轉讓契約束。

**FBDC的物業估值及作價**

本公司已委任地產估值公司，世邦魏理仕，進行獨立評估FBDC於交易完成後仍擁有的物業資產（「物業」）之價值。根據世邦魏理仕的估值，於二零零三年二月二十六日，物業的資本值約為190億披索（3.515億美元；27.419億港元）。一份由世邦魏理仕發出之函件及證書已刊載於本通函之附錄二。

7. 於完成MPC交易當日，交易文件中的參與方，即MPC、Larouge、荷蘭商業銀行、與第一太平有關之參與方及EA集團所作之承擔及擔保均屬真確無誤；

8. MPC已提交若干新增披露文件（將不會與先前已提交的披露文件有重大分歧或具誤導成份）；

9. 由BLC持有於FBDC的股份構成FBDC已發行股本的55%，及BLC並無違反其於Philippine National Bank的貸款及抵押協議（及並無沒收此抵押品）；

10. Larouge抵押品並無被沒收；

11. MPC已進行轉讓於Pacific Plaza Towers的兩個公寓單位用作清償現有債務；

12. Larouge協議內所載之所有先決條件已獲相關參與方履行或寬免；

13. 正式執行協議內所載之所有先決條件已獲履行，且令EA集團滿意，或已獲EA集團寬免；及

14. EA集團須履行列示於MPC協議、正式執行協議及Larouge交易文件內的所有條款及條文，須按本分遵從及完成。

**MPC協議所載的退出條款**

MPC協議各參與方均有權於發生下列任何情況時退出MPC協議或正式執行協議：—

(i) 倘若於完成Larouge協議前一個工作天的平均參考匯率超出參考匯率波幅，則MPC、Larouge及EA集團可於此完成日後30天內商議調整作價。如未能重新議價，則任何一方均有權退出MPC協議而無須支付指定罰金或因而招致的其他責任；及

(ii) 若(a)因未能履行所需條件達到EA集團滿意，或因MPC、Larouge或其他與第一太平有關的參與方違反正式執行協議或Larouge協議，因而導致未能於二零零三年三月二十六日前簽署正式執行協議，或未能於二零零三年

所載的退出條款」)),則EA集團須向MPC賠償罰金1億披索(1.9百萬美元;1.44千萬港元),並支付MPC因MPC交易而招致的若干費用。EA集團此項責任受抵押轉讓契約束。

*完成MPC交易的條件*

MPC協議進一步規定完成MPC交易須取決於由相關參與方履行或寬免附加條件,包括以下所述各項:－

1. MPC就正式執行協議中有關轉讓BLC 50.4%權益及BLC擁有FBDC已發行股本的55%權益,以及BLC與FBDC及其相關附屬公司及聯號公司所擁有的資產及負債而提供若干承擔、保證及契諾,以及BLC向其股東發出通知,知會其根據BLC的公司章程,股東將有權行使優先拒絕權購買MPC持有BLC的50.4%股權之部份權益;

2. Larouge就Larouge交易文件中有關Larouge貸款及Larouge抵押品及其轉讓予EA集團提供若干承擔、保證及契諾;

3. 並無法律阻礙事由阻止轉讓Larouge貸款、Larouge抵押品及MPC於BLC所持有之50.4%權益予EA集團,且並無對MPC或EA集團提出任何暫停支付債項的呈請,或MPC或EA集團無償債能力,以及並無對MPC資產發出扣押令;

4. 正式執行協議於二零零三年三月二十六日前獲履行及托存予受托人保管;

5. 於完成交易時,所有由MPC任命之八位BLC董事及由BLC任命的八位FBDC董事均需辭職,而所有BLC及FBDC的行政人員及營運管理人員,及由FBDC或BLC任命於BLC或FBDC各自相關附屬公司及聯營公司的所有行政人員及營運管理人員均需辭職,惟EA集團有權保留任何此等管理人員;

6. MPC、Larouge、荷蘭商業銀行及與第一太平有關之參與方,各自均為Larouge交易文件的參與方,需各自履行列示於MPC協議、正式執行協議及Larouge交易文件內所載的條款及條文,須各自按本分遵從及完成;

8. BLC董事會通過決議案表明任何Evergreen Holdings、Ayala Land及由其組成之財團（或其任何成員）之管理人員、經理、董事或控權人士，或股東或持有其股份的直屬家庭成員，將不會被視為對BLC構成敵意或抗衡人士，並符合資格當選為BLC董事會成員；

9. MPC及EA集團各自履行MPC協議內所有條款及條文，須各自按本分遵從及完成；

10. 獲取BCDA書面批准有關BLC票據抵押品及BLC票據餘額之抵押品之止贖權；

11. 獲取有關部門的書面批准，可於以FBDC名義登記之若干幅指定土地及此等土地之業權轉讓契的若干契約、使用條件及用途限制、佔用權、發展及地積比率加上註釋；及在適用情況下，MPC簽署文件以指定市價出售Pacific Plaza Towers之單位；

12. 提交若干與交易有關之文件予受托人；

13. 獲取有關轉讓BLC之50.4%權益予EA集團的批准並獲該等人士自願放棄其優先拒絕權；及

14. EA集團須預先墊支予BLC及FBDC，作為BLC債務重整及削減FBDC、BLC及其相關附屬公司及聯號公司之行政人員及營運管理人員之費用。

若MPC未能或拒絕履行或令致履行若干先決條件達致EA集團滿意，或因MPC或Larouge未能於二零零三年三月二十六日前簽署雙方均為參與方的正式執行協議，除若干例外情況外（例如收到法庭禁制令或在MPC或Larouge無法控制的情況下不能履行條款），則MPC（但非Larouge或第一太平）須向EA集團賠償罰金1億披索（1.9百萬美元；1.44千萬港元），並支付EA集團因MPC交易而招致的若干費用。MPC此項責任受完成交易前之抵押協議約束。

若EA集團未能或拒絕履行若干先決條件達致MPC滿意，或未能於二零零三年三月二十六日前簽署正式執行協議，或未能證實備有可供使用的作價時，除若干例外情況外（例如收到法庭禁制令或EA集團行使權利退出MPC協議（見下文「MPC協議

MPC及／或BCDA根據EA集團可接受的條款及條件，透過轉讓用以清償債項的資產予MPC，作為全數清償MPC票據及解除MPC票據抵押的安排）；

3. FBDC所承擔之附息債項不超出24.844億披索（4.6千萬美元；3.585億港元）的水平，（連同由EA集團提供予FBDC作為發展Bonifacio Ridge項目本金金額8億披索（1.48千萬美元；1.154億港元）的貸款而提取的金額；FBDC持有於Bonifacio Global City之可出售土地面積不少於指定面積；就FBDC須負上之責任與BCDA達成全面的解決方案；解決FBDC對MPC的責任；所有FBDC持有於Bonifacio Global City之物業並無為任何融資按揭作抵押（若干指定物業除外）；FBDC擁有並可為任何債務作按揭抵押之物業不超過指定之面積；以及解決FBDC於若干協議所規定之指定條款及條件須負上之責任；

4. 獲取轉讓Larouge貸款及Larouge抵押品予EA集團之所有必需授權、批准及同意書（除獲取第一太平之股東批准外）；

5. 就有關因MPC交易而導致BLC及FBDC之控制權及股權變動須取得MPC、Larouge、與第一太平有關之參與方、並BLC及FBDC各自相關附屬公司及所有其他第三者的同意書、批准及寬免，以及與此等人士終止先前達成協議，以終止其獨享權利或委予BLC或FBDC不利的財務責任；

6. 並無法律阻礙事由阻止簽署正式執行協議或轉讓Larouge貸款、Larouge抵押品及MPC所持有BLC之50.4%權益予EA集團，且並無對MPC或EA集團提出任何暫停支付債項的呈請，或MPC或EA集團無償債能力，以及並無對MPC資產發出扣押令；

7. 於簽署正式執行協議當日，MPC及EA集團根據MPC協議及正式執行協議作出之所有承擔及擔保均屬真確無誤，MPC提交若干新增披露文件（將不會與先前已提交的披露文件有重大分別或具誤導成份），以及Larouge及與Larouge交易文件有關的第一太平參與方的所有承擔、擔保及披露均屬真確無誤，且並無違反或不遵從Larouge交易文件的規定；

MPC交易亦要求MPC確保BLC或FBDC或其相關附屬公司將不會：－

1. 就有關於Bonifacio Global City內的任何地段或建築物或其任何資產達成任何協議（及FBDC將不會於未獲EA集團書面批准前就有關完成Bonifacio Ridge項目達成任何協議）；

2. 於未獲EA集團書面批准前承擔任何額外借貸行動；或

3. 就有關向Bonifacio Global City提供電訊服務而與Philippine Long Distance Telephone Company商討或達成任何令對方獨享專利權的正式協議。

根據MPC協議，MPC須對若干責任提供抵押品，因此，MPC已簽署完成交易前之抵押協議，以BLC票據（連同BLC票據抵押品）並MPC持有BLC之5%未有留置權的股份作抵押。完成交易前之抵押協議將於MPC交易完成時作出修訂，以解除附帶於BLC票據及附屬BLC票據抵押品之抵押安排，以及限制MPC於MPC協議內對若干保障應負上之主要責任的抵押安排。除以上所述之抵押安排外，MPC持有BLC之5%未有留置權的股份將於Larouge交易完成後保留於第一太平集團內。

有關EA集團根據MPC協議須就罰金及可歸還費用之責任提供之抵押安排，EA集團已簽署抵押轉讓契予MPC。

**MPC交易之先決條件**

*簽署正式執行協議的條件*

MPC交易取決於能否簽署正式執行協議，此乃取決於各相關參與方能否履行或寬免一連串廣泛的先決條件，其中包括以下所述各項：－

1. EA集團完成財務及法律事務方面的審查；

2. BLC於若干指定範疇內進行債務重整計劃，包括有關BLC拖欠Philippine National Bank、BLC長期商業票據持有人、EA集團及MPC餘下附息債項及其他責任（包括已全數償還及／或已清償MPC票據，或已與BLC、FBDC、

3. 除以上所述者外，就Larouge貸款中須償還的本金以外之所有其他餘額（預計餘額約2.01千萬美元（1.568億港元））將於Larouge交易完成日獲免收。

根據本公司股東於二零零一年四月十一日所通過的決議案，各董事會已獲股東授權，包括可在各董事認為合宜及符合本公司利益的情況下，就Larouge貸款及Larouge抵押協議作出或同意作出修訂或變更。各董事認為根據現時情況，以上所述就Larouge貸款中除須償還予Larouge本金以外的其他費用的安排，對本公司及其股東而言均屬公平和合理。

**MPC交易**

日期為二零零二年十一月二十三日之MPC協議，及根據一份日期為二零零三年二月八日的修訂協議經修訂的協議參與方為：－

(i) MPC

(ii) Evergreen Holdings（作為Greenfield Development的承讓人）

(iii) Ayala Land

自第一太平於二零零二年十一月二十五日發出公告後，MPC協議已根據一份日期為二零零三年二月八日的修訂協議作出修訂，以反映MPC協議因Larouge協議及自原先簽定MPC協議後情況的發展及轉變而引致的改變。

MPC協議（按原先簽訂形式及於二零零三年二月八日經修訂形式）規定MPC須按建議重整若干MPC負債，包括出售及轉讓Larouge貸款及Larouge抵押品（誠如Larouge協議所指）以及：－

1. MPC將按Larouge抵押協議將BLC 50.4%已發行普通股股份，以及BLC票據並BLC票據抵押品轉讓予EA集團，作為支付Larouge貸款之實物；及

2. 於二零零二年十一月二十三日簽訂MPC協議後，EA集團將支付合共6.6千萬披索（1.2百萬美元；9.5百萬港元）作價，收購MPC出售及轉讓予EA集團之BLC票據餘額及BLC票據餘額之抵押品。

**退出及終止條款**

倘若於緊接Larouge協議完成日前一個工作天，平均參考匯率超出參考利率波幅外，則EA集團可與Larouge商討調整作價。倘若EA集團與Larouge未能於完成日後30天內重新議定作價，則任何一方有權向對方發出書面通知終止Larouge協議而無須向對方負上責任，但於終止協議前已產生或已到期的任何責任，或於終止協議前因違反Larouge協議而引致之責任則不在此限。

再者，倘若MPC、Greenfield Development或Ayala Land根據協議所載退出條款（見下文「MPC協議所載的退出條款」）退出MPC協議時，則EA集團均有權向對方發出書面通知終止Larouge協議。

**完成Larouge交易**

Larouge協議規定Larouge交易須於Larouge及EA集團發出通知證明所有條件已獲履行或寬免後兩個工作天內完成。在考慮到無條件日期時，現預計將於二零零三年四月二日前完成交易。

**Larouge貸款中尚欠餘額**

Larouge與MPC已簽署Larouge貸款增補契及Larouge抵押增補協議，根據此等協議，以下各項（但不限於）將在完成Larouge交易時生效：－

1. Larouge貸款中除須償還予Larouge的本金外，所有其他計至Larouge交易完成時的費用將不包括在根據Larouge協議轉讓予EA集團的Larouge貸款內，並將停止以Larouge抵押品作抵押；

2. 此等費用其中相等於7億披索（1.3千萬美元；1.01億港元）的金額，相等於截至二零零三年三月三十一日Larouge就Larouge貸款須支付之融資成本，將繼續成為MPC拖欠Larouge之無抵押債項，並須在Larouge提出要求時償還。倘若實際金額較先前所述金額有重大差別時，則此金額將作出調整，以反映截至Larouge交易完成日Larouge實際支付之融資成本。此金額將不再孳生利息；及

8. (1) Larouge、MPC及其他按Larouge抵押協議所述的質押人均屬「持續經營」的機構；(2)Larouge、MPC或其他質押人或其他第三者概無採取任何行動對Larouge協議、Larouge貸款、Larouge抵押協議及其他相關法律文件及協議所預計進行的交易提出異議，且並無對Larouge、MPC或其他質押人進行任何申請清盤、管理、重組、重整或暫停支付債項行動，以及並無對Larouge、MPC或其他質押人展開破產管理或相若程序；

9. 並無向Larouge、MPC或其他按Larouge抵押協議所述的質押人或其任何收益或資產發出強制令、禁制令、扣押令、執行令、強制執行令或相若行動；

10. 並無向Larouge抵押協議所述的質押人提出訴訟，而對其財務狀況造成關鍵性及不利的影響，以致影響其根據Larouge貸款或Larouge抵押協議履行所述的責任，亦無就質押人的收益或資產發出扣押狀、財產扣押通知或相若程序；

11. 並無向Larouge抵押協議所述的質押人發出清盤申請，或向質押人或其任何物業或資產委任破產管理人、受托人、司法人員或相類的高級人員；及

12. 由Larouge及EA集團根據Larouge協議所作之申述及保證仍屬真確無誤。

荷蘭商業銀行已根據ING抵押轉讓契就Larouge交易授予同意書，及將在（但不限於）各方履行或寬免完成Larouge交易的先決條件後，於完成Larouge交易時解除ING抵押轉讓安排。倘若完成Larouge協議的先決條件未能於無條件日期（初步訂為二零零三年三月三十一日）前獲有關參與方履行或寬免，則任何一方均可退出Larouge協議而無須負上任何義務或責任（但無損於退出協議前已產生或已到期的任何責任，或於退出前因違反Larouge協議而引致之任何責任），或各參與方可同意重新訂立無條件日期。

**Larouge交易的先決條件**

由於Larouge交易構成MPC交易的一部份(詳情已於下文「MPC交易」一節內詳述),而Larouge交易與MPC交易乃互相受條件限制,即兩項交易將同時完成或同時不能完成。

Larouge協議亦包括以下各項(但不限於)額外先決條件:—

1. 荷蘭商業銀行並無按ING抵押轉讓契所賦予的權利強制執行其權利;

2. Larouge及荷蘭商業銀行已就Larouge協議及其他相關的法律文件及協議收妥荷蘭、英國及菲律賓的各項相關法律意見;

3. 並無接獲對MPC或其任何資產發出強制令或限制令或採取相若行動;

4. 就有關Larouge協議所預計進行的各項交易,Larouge確認已取得下列各項批准,且均具十足效力及作用:—

   (a) 第一太平股東的批准;及

   (b) Evergreen Holdings及Ayala Land各自之董事會的批准。

5. (1)EA集團確認收妥證據證明已取得所有有關由Larouge轉讓Larouge貸款及Larouge抵押品予EA集團所需的批准、授權及同意書,以及經已收妥證據證明Larouge已簽署、提交及履行Larouge協議及其他相關法律文件及協議;及(2)荷蘭商業銀行就Larouge交易所發出之同意書並無修改;

6. MPC協議中所述之若干相關先決條件(已摘錄及列示於Larouge協議內);

7. EA集團已就Larouge協議及其他相關的法律文件及協議收妥荷蘭、英國及菲律賓及其他相關的法律意見;

## 交易

### Larouge交易

日期為二零零三年二月八日之Larouge協議的參與方為：—

(i) 轉讓人 ： Larouge

(ii) 承讓人 ： Evergreen Holdings及Ayala Land（比率為50：50）

(iii) 保證人 ： Greenfield Development（作為Evergreen Holdings所承擔的責任之保證人）

根據第一太平所得資料，Evergreen Holdings、Greenfield Development及Ayala Land並其各自公司的實益擁有人，均與第一太平、其董事、行政總裁或第一太平之大股東或其任何附屬公司或其任何相關聯營公司（按上市規則所指）概無關連。

Larouge協議規定Larouge於履行（或按情況而定，取得Larouge或EA集團的寬免）若干條件後，將於完成Larouge協議時，收取現金作價，作為轉讓Larouge貸款之本金部份，即9千萬美元（7.02億港元）金額（故此金額將大約相等於下文所述轉讓的作價），並Larouge按Larouge抵押協議所持有的相關權益轉讓予EA集團。除根據Larouge貸款須償還予Larouge的本金外，所有其他金額將不包括在轉讓予EA集團的安排中（見下文「Larouge貸款中尚欠餘額」），而就此尚欠餘額，Larouge將成為MPC的無抵押債權人（第一太平集團持有MPC直接及間接應佔權益合共80.6%），而Larouge將與MPC所有其他無抵押債權人享有同等權益。

### 作價

作價總額包括(i)4.5千萬美元（3.51億港元）及(ii)相等於4.5千萬美元（3.51億港元）的披索金額（以4.5千萬美元乘以53計算）以平均參考利率折算為美元。

Larouge協議亦規定EA集團可獨享專有期限，由簽署Larouge協議當日起計，直至(i)無條件日期、(ii) Larouge協議完成日或(iii) Larouge協議提早終止日，以上三項任何一項最早發生日期止。於此專有期限內，Larouge不得轉讓Larouge貸款及Larouge抵押品。倘若Larouge違反專有期限條款，則MPC將須根據MPC協議賠償罰金。

於二零零三年二月十一日，第一太平公布Larouge已於二零零三年二月八日與Evergreen Holdings、Ayala Land及Greenfield Development達成Larouge協議，協議規定出售及轉讓Larouge貸款及Larouge抵押品予EA集團。

根據上市規則第十四章規定，交易構成第一太平一項主要交易；而根據上市規則第十四章規定，Larouge交易亦構成第一太平一項關連交易。

此通函之目的為：－

(1) 就有關交易向第一太平股東提供進一步資料；及

(2) 列出獨立董事委員會之建議，以及洛希爾就Larouge交易向獨立董事委員會提供之意見。

根據上市規則規定，此通函內亦刊載將於二零零三年三月十九日為獨立股東召開之股東特別大會通告，以考慮及在認為適宜的情況下批准是項交易。

## LAROUGE貸款

根據本公司股東於二零零一年四月十一日通過之決議案，本公司之全資擁有附屬公司Larouge已根據一份日期為二零零一年三月二十六日之信貸協議向MPC提供一項本金總額合共9千萬美元（7.02億港元）之貸款。誠如本公司於二零零二年一月九日之公告所述，MPC無能力於Larouge貸款之最後償還日，即二零零一年十二月三十一日，償還Larouge貸款。

Larouge貸款是以MPC所持有於BLC之50.4%股份權益作抵押，並誠如本公司於二零零二年一月九日之公告所述，由於Larouge為有抵押債權人的原故，自二零零一年十月起，本公司已與MPC展開共同處理出售MPC所持有於BLC之72.9%控制性權益事宜。

# FIRST PACIFIC COMPANY LIMITED
# 第一太平有限公司

*(於百慕達註冊成立之有限公司)*

***執行董事：***
彭澤倫(執行主席)
龐諾德
麥國希
林逢生
唐勵治

***非執行董事：***
林文鏡
林宏修
Ibrahim Risjad

***獨立非執行董事：***
陳坤耀教授，CBE、太平紳士
鄧永鏘，OBE

***主要辦事處：***
中國香港特別行政區
中環康樂廣場八號
交易廣場第二座二十四樓

***註冊辦事處：***
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

敬啓者：

## 主要及關連交易

## 出售及轉讓LAROUGE貸款及BONIFACIO LAND CORPORATION之50.4%已抵押股份予EVERGREEN HOLDINGS, INC.及AYALA LAND, INC.

## 引言

於二零零二年十一月二十五日，第一太平公布MPC已於二零零二年十一月二十三日與Greenfield Development及Ayala Land達成MPC協議，預計Larouge將以9千萬美元(7.02億港元)作價出售及轉讓Larouge貸款及Larouge抵押品。

| | | |
|---|---|---|
| 「股東特別大會」 | 指 | 第一太平於二零零三年三月十九日（星期三）中午十二時正假中國香港特別行政區中環康樂廣場八號交易廣場第二座四十七樓美國會所之華盛頓廳舉行行之股東特別大會。該通告已刊載於本通函第56至57頁； |
| 「聯交所」 | 指 | 香港聯合交易所有限公司； |
| 「交易」 | 指 | MPC交易及Larouge交易； |
| 「無條件日期」 | 指 | 二零零三年三月三十一日或由Larouge與EA集團同意順延之其他日期；及 |
| 「美元」 | 指 | 美國貨幣，美國的法定貨幣。 |

*為方便讀者，本通函內（包括各附錄）若干金額已按文中指定匯率折算為美元及港元。有關美元或港元金額已按有關期內個別指定的適用匯率，或於最後實際可行日期當日適用的匯率折算。期內適用的匯率已詳列於本通函第54頁。本通函所兑換的金額均按約數基準計算，而所指的百份比及價值均以整數捨入。文中所述金額並不代表需要或可以按若干或指定匯率兑換。*

| | | |
|---|---|---|
| 「完成交易前之抵押協議」 | 指 | 於二零零二年十一月二十三日由MPC簽訂之抵押協議，受益人為Greenfield Development及Ayala Land，以MPC所持有之BLC票據（連同BLC票據抵押品）及BLC 5%未有留置權之股份作為抵押，以抵押根據MPC協議MPC須負上之若干責任；該協議已根據一份日期為二零零三年二月八日由MPC與EA集團簽訂之抵押協議修訂契獲修訂； |
| 「物業」 | 指 | 於交易完後，FBDC仍將擁有業權的物業資產； |
| 「參考匯率」 | 指 | 1美元兑換披索之指引匯率，顯示於路透社菲律賓披索版頁「PDS WT AVE」，其計算方法是引用前一個工作天透過菲律賓交易系統(PDS)進行的所有外匯交易的加權平均數計算； |
| 「參考匯率波幅」 | 指 | 每1美元兑55.65披索至每1美元兑50.35披索之波幅； |
| 「洛希爾」 | 指 | 洛希爾父子（香港）有限公司，一家按證券條例（香港法例第333章）註冊之投資顧問，並就Larouge交易被聘用為獨立董事委員會之獨立財務顧問； |
| 「披露權益條例」 | 指 | 香港法例第396章有關證券（披露權益）條例； |
| 「抵押轉讓契」 | 指 | 於二零零二年十一月二十三日由Greenfield Development及Ayala Land簽署之轉讓契約，受益人為MPC，按此，Greenfield Development及Ayala Land將有權接收由FBDC支付的金額，以清償其於若干財務安排上須負的責任，以及授予Greenfield Development及Ayala Land按有關物業按揭所產生的權益，惟本金總額不得超過3.30億披索（6.1百萬美元；4.76千萬港元）； |

| | | |
|---|---|---|
| 「Larouge交易」 | 指 | Larouge協議所預計進行之各項交易； |
| 「最後實際可行日期」 | 指 | 二零零三年二月二十七日，即本通函交付刊印前核對有關資料之最後實際可行日期； |
| 「上市規則」 | 指 | 聯交所有關證券上市的規則； |
| 「MPC」 | 指 | Metro Pacific Corporation，一家按菲律賓共和國法例成立的公司，其股份於菲律賓證券交易所上市。第一太平集團擁有MPC直接及間接應佔經濟權益合共80.6%； |
| 「MPC協議」 | 指 | 於二零零二年十一月二十三日由MPC、Greenfield Development及Ayala Land就有關（但不限於）建議重整MPC若干債務而簽訂之協議；該協議已根據一份日期為二零零三年二月八日由MPC、Evergreen Holdings及Ayala Land簽訂的修訂協議獲修訂； |
| 「MPC票據」 | 指 | 按MPC協議所指將由BLC發行予MPC面值37.726億披索（6.98千萬美元；5.444億港元）的可轉讓承兑票據； |
| 「MPC票據抵押品」 | 指 | 按MPC協議所指將由BLC簽發予MPC之抵押契約，以4,429,080,578股FBDC股份（相等於FBDC已發行股本之21.3%）作為支付MPC票據的抵押品； |
| 「MPC交易」 | 指 | MPC協議所預計進行之各項交易； |
| 「NCBD土地」 | 指 | 以FBDC名義登記之若干幅土地（位於Bonifacio Global City北面的商業中心區），總面積為189,629平方米； |
| 「披索」 | 指 | 菲律賓披索，菲律賓共和國的法定貨幣； |

「ING抵押轉讓契」　指　於二零零一年十二月二十一日由Larouge與荷蘭商業銀行簽訂的抵押轉讓契，按此，Larouge已將其根據Larouge貸款及Larouge抵押協議所擁有的權益轉讓予荷蘭商業銀行，作為根據ING信貸協議須負上之責任的抵押品，預計於Larouge交易完成同時，荷蘭商業銀行將解除有關抵押安排；

「Larouge」　指　Larouge B.V.，一家按荷蘭法例成立的公司，為本公司全資擁有的附屬公司；

「Larouge協議」　指　於二零零三年二月八日由Larouge、Evergreen Holdings、Ayala Land及Greenfield Development就有關出售及轉讓Larouge貸款及Larouge抵押品而簽署之轉讓協議；

「Larouge貸款」　指　根據一份日期為二零零一年三月二十六日之信貸協議，由Larouge提供予MPC一項本金總額為9千萬美元（7.02億港元）的短期信貸；該信貸協議已根據MPC與Larouge於二零零一年十月三十一日簽訂之修訂及重新確認契約修訂，並根據Larouge貸款增補契進一步修訂，以剔除須償還予Larouge本金以外的所有其他費用；

「Larouge貸款增補契」　指　於二零零三年二月八日由MPC及Larouge就有關修訂Larouge貸款以剔除須償還予Larouge本金以外的所有其他費用而簽訂之增補契；

「Larouge抵押協議」　指　根據於二零零一年四月六日由MPC（及協議所指各質押人）簽署之抵押協議，MPC將BLC之50.4% 已發行普通股股份抵押予Larouge，作為MPC就Larouge貸款須負上之責任的抵押品；該協議已藉Larouge抵押增補協議修訂；

「Larouge抵押增補協議」　指　於二零零三年二月八日由MPC與Larouge簽訂之增補協議，目的為修訂Larouge抵押協議，包括將所有其他費用（不包括按Larouge貸款須償還予Larouge的本金）從「已抵押負債」的釋義中剔出；

| | | |
|---|---|---|
| 「第一太平集團」 | 指 | 本公司及其附屬公司； |
| 「第一太平股份」 | 指 | 第一太平每股面值1美仙之普通股股份； |
| 「Greenfield Development」 | 指 | Greenfield Development Corporation，一家按菲律賓共和國法例成立的公司，附屬於United Laboratories, Inc.，一家按菲律賓共和國法例成立的公司； |
| 「香港」或「香港特別行政區」 | 指 | 中華人民共和國香港特別行政區； |
| 「港元」 | 指 | 香港貨幣，香港的法定貨幣； |
| 「獨立董事委員會」 | 指 | 由董事會成立之獨立董事委員會，由獨立非執行董事陳坤耀教授，CBE、太平紳士及鄧永鏘先生，OBE組成； |
| 「獨立股東」 | 指 | 除彭澤倫先生、麥國希先生及唐勵治先生及其各自相關連人士（按上市規則所指）以外之第一太平股東； |
| 「ING」 | 指 | 以香港為基地之荷蘭商業銀行旗下的投資銀行部門，就有關交易受聘為第一太平的財務顧問； |
| 「荷蘭商業銀行」 | 指 | 荷蘭商業銀行，一家按荷蘭法例成立及運作的銀行機構，並根據銀行條例（香港法例第155章）註冊成為認可機構，且根據證券條例（香港法例第333章）註冊成為獲豁免交易商； |
| 「ING信貸協議」 | 指 | 於二零零一年十一月二十一日由First Pacific Consumer Products Limited、第一太平、霸菱亞洲有限公司、協議內所述財務機構為貸款人及荷蘭商業銀行（作為代理人及抵押受託人）簽訂之15.60億港元信貸協議； |

| | | |
|---|---|---|
| 「董事會」 | 指 | 第一太平董事會； |
| 「Bonifacio Global City」 | 指 | 展望的城市發展計劃，包括將2,000公頃軍事基地中的440公頃土地改建為主要的商業及住宅的發展計劃； |
| 「世邦魏理仕」 | 指 | 世邦魏理仕有限公司，一間地產估值公司，與第一太平、其董事、行政總裁或第一太平大股東或其任何附屬公司或其任何相關聯營公司（按上市規則所指）概無關連； |
| 「本公司」或「第一太平」 | 指 | 第一太平有限公司，一家於百慕達註冊成立的公司，其股份於聯交所上市； |
| 「作價」 | 指 | 以美元等值計算的金額包括(i) 4.5千萬美元（3.51億港元）及(ii)相等於4.5千萬美元（3.51億港元）的披索幣值（以4.5千萬美元乘以53計算）以平均參考匯率折算為美元； |
| 「清償債項的資產」 | 指 | 將會轉讓予MPC的資產，用作全數償還MPC票據，包括現時已抵押予第三者佔NCBD土地面積合共55%的土地、其他指定土地及應收賬，總額達3.30億披索（6.1百萬美元；4.76千萬港元），屬於與BCDA達成全面清償方案的協議，已列示於「本公司函件」中「簽署正式執行協議的條件」一節內； |
| 「董事」 | 指 | 第一太平之董事； |
| 「EA集團」 | 指 | Evergreen Holdings及Ayala Land； |
| 「Evergreen Holdings」 | 指 | Evergreen Holdings, Inc.，一家按菲律賓共和國法例成立之公司，附屬於Greenfield Development； |
| 「FBDC」 | 指 | Fort Bonifacio Development Corporation，一家按菲律賓共和國法例成立之公司，BLC擁有其55.0%經濟權益，而BCDA則擁有其45.0%經濟權益； |

*在本通函內，除文義另有所指外，下列辭彙具有下列意義：—*

| | | |
|---|---|---|
| 「平均參考匯率」 | 指 | 於Larouge協議完成日期前連續十個工作天的加權平均參考匯率，將計算引用各參考匯率達成之交易總額； |
| 「Ayala Land」 | 指 | Ayala Land, Inc.，一家按菲律賓共和國法例成立的公司，其股份於菲律賓證券交易所上市； |
| 「BLC票據餘額」 | 指 | 於二零零二年十一月二十三日由BLC發行予MPC面值1.32億披索（2.4百萬美元；1.9千萬港元）之可轉讓承兑票據，年利率為14.0%； |
| 「BLC票據餘額抵押品」 | 指 | 於二零零二年十一月二十三日由BLC簽發予MPC之抵押契約，以232,772,422股FBDC股份（相等於FBDC已發行股本之1.1%）作為支付BLC票據餘額之抵押品； |
| 「BCDA」 | 指 | Bases Conversion Development Authority，一所菲律賓政府機關，負責為所選定之菲律賓軍事基地之私有化及發展工程； |
| 「BLC」 | 指 | Bonifacio Land Corporation，一家按菲律賓共和國法例成立的公司，MPC擁有其72.9%控制性權益； |
| 「BLC票據」 | 指 | 於二零零二年十一月二十三日由BLC發行予MPC面值6.55億披索（1.21千萬美元；9.45千萬港元）之可轉讓承兑票據，年利率為14.0%； |
| 「BLC票據抵押品」 | 指 | 於二零零二年十一月二十三日由BLC簽發予MPC之抵押協議，以1,155,044,970股FBDC股份（相等於FBDC已發行股本之5.6%）作為支付BLC票據之抵押品； |

# 目錄

*頁次*

**此通函乃要件　請即處理**

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

**閣下**對本通函之任何部份或應採取之行動**如有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

**閣下如已售出或已轉讓**名下所有第一太平有限公司股份，應立即將本通函送交買主或受讓人或經手買賣之銀行、股票經紀或其他代理人，以便轉交買方或受讓人。

FIRST PACIFIC

# FIRST PACIFIC COMPANY LIMITED

# 第一太平有限公司

*（於百慕達註冊成立之有限公司）*

## 主要及關連交易

## 出售及轉讓LAROUGE貸款及 BONIFACIO LAND CORPORATION之50.4% 已抵押股份予EVERGREEN HOLDINGS, INC.及AYALA LAND, INC.

**第一太平有限公司之財務顧問**

ING

**獨立董事委員會之獨立財務顧問**

ROTHSCHILD

第一太平有限公司之獨立董事委員會就Larouge交易（按通函所述）作出建議的函件已刊載於本通函第25頁。洛希爾父子（香港）有限公司就Larouge交易向第一太平有限公司之獨立董事委員會提供意見的函件已刊載於本通函的第26至34頁。

有關第一太平有限公司於二零零三年三月十九日（星期三）中午十二時正假中國香港特別行政區中環康樂廣場八號交易廣場第二座四十七樓美國會所之華盛頓廳召開的股東特別大會通告已刊載於本通函的第56至57頁。無論　閣下能否出席此大會，務請填妥及儘早或不少於大會舉行四十八小時前交回隨函附奉之代表委任表格至第一太平有限公司總辦事處（致：公司秘書部），地址為中國香港特別行政區中環康樂廣場八號交易廣場第二座二十四樓。即使填妥及交還此代表委任表格，　閣下仍有權親身出席並在大會中投票。

二零零三年二月二十八日